

Columbia
Sportswear Company®



Dear Fellow Shareholders,

In 2007, Columbia Sportswear achieved record net sales of $1.36 billion, a 5 percent increase over the prior year. We achieved our goal of expanding operating margins, increasing them to 14.7 percent of sales from 14.0 percent of sales in 2006. Net income grew 17 percent to a record $144.5 million, or $3.96 per diluted share, compared with $123.0 million, or $3.36 per diluted share, in 2006.

We were pleased with those results in the context of a U.S. economy that began to weaken during the second half of the year.

But, we could have done better.

Net sales of Columbia outerwear products in our direct European markets declined $13 million, or 16 percent, compared with 2006. In response, we hired a new seasoned European general manager and placed the entire region under the direct oversight of Mick McCormick, our vice president of sales. We've reestablished strong connections between our European and U.S. product teams to ensure more direction and interaction as we realign our European product assortments with consumers' high expectations of the Columbia brand. Finally, we are incorporating our global go-to-market strategy in Europe to leverage the strength of our Omni-Shade® and Techlite™ initiatives for spring products, and Omni-Tech®, Interchange® and Techlite initiatives for fall products. We expect it to take the better part of 2008 for our new European management team to implement the necessary changes to our product line, marketing and channel inventory management, and at least until the first half of 2009 for those changes to begin to show positive results. Europe remains a large and very important growth opportunity and we believe these improvements will benefit the region in 2009 and beyond.

Looking ahead to the remainder of 2008, we can not yet predict how the current uncertain U.S. economic environment may affect our business. Despite that uncertainty, we have chosen to invest in several long-term strategies.

Increase channel productivity through heightened demand creation efforts:

- Each of our seasonal product launches will be supported by a cohesive, global go-to-market strategy featuring integrated marketing that clearly communicates our brand identity and performance proposition to retailers and consumers. Using creative print, television and outdoor advertising, in-store displays, public relations and the Internet, our goal is to generate significantly greater gross impressions than any of our previous campaigns and to reinforce the outdoor authenticity of our brands. We believe this will create consumer demand and drive sell-through, thereby enhancing the productivity and profitability of our wholesale partners and Columbia.
- For spring 2008, the focal points of our demand creation efforts will be our Omni-Shade apparel that offers UPF-rated sun protection to reduce the harmful effects of the sun's ultraviolet rays, and our Techlite footwear that integrates lightweight comfort and cushioning with long-term durability. Similarly, our fall 2008 apparel will be supported by integrated marketing communications focused on Columbia's Omni-Tech products that offer superior waterproofing and breathability, and our Interchange products engineered to handle a variety of weather conditions.

Expand our direct-to-consumer business:

- Columbia Sportswear enjoys healthy, longstanding relationships with its wholesale customers around the world. These relationships have been instrumental in our growth to more than $1.3 billion in annual net sales and will continue to represent the primary focus of our distribution strategy. Our size creates added complexity in managing excess and end-of-season inventory without disrupting primary wholesale distribution channels. In response, we plan to expand our current network of 13 U.S. outlet stores by adding approximately 15 new outlets per year over the next few years.
- We've operated a single first-line retail store in Portland, Oregon since 1996. As part of our increased focus on consumer demand creation, we plan to open a few first-line brand stores in key U.S. metropolitan markets over the next few years. These stores will provide a comprehensive environment to communicate our complete brand story, including category expertise, key marketing initiatives, breadth of assortments and customer service levels expected from demanding consumers.

Capitalize on the outdoor footwear opportunity:

- We believe our global growth opportunities in footwear are substantial. Our portfolio of footwear brands, including Columbia®, Sorel®, and Montrail® generated net sales of over $227 million in 2007.
- Our fall 2008 Columbia footwear line features a combination of complementary technologies that we believe will reinforce our position as an innovator in the outdoor and active lifestyle categories. At the pinnacle of our footwear technology portfolio is Techlite, which offers consumers lightweight comfort, cushioning and durability. Omni-Tech linings and uppers provide waterproof breathability and Omni-Grip® outsoles deliver superior traction in all-weather environments. We are very optimistic about the innovation and performance these technologies bring to the outdoor footwear market and, coupled with durable materials, improved styling and effective marketing, believe consumers will be increasingly inspired to embrace Columbia, Sorel and Montrail footwear for a wide variety of outdoor activities.

We expect our expanded retail initiative, coupled with our planned increases in marketing and advertising during a period of uncertain consumer trends, will negatively affect our operating income and may preclude us from achieving operating margin leverage or increased profitability in 2008 compared with 2007. However, we expect these investments to establish sustainable platforms that will support our long-term growth and profitability.

We are acutely aware of the economic uncertainties surrounding the broad U.S. consumer sector. But our nearly 70 years of experience tells us that tough economic conditions offer strong brands the opportunity to reinforce and expand emotional ties with customers and consumers who are seeking real value and who tend to lean more heavily on the brands they've come to trust. We intend to continue to earn the trust of our customers, our consumers and our investors by focusing on the strategic challenges that we've set for ourselves in 2008 and the execution required for success.

Columbia's strong brand portfolio, expanding technology and performance platforms, wholesale customer relationships, and a fortress balance sheet provide a great foundation upon which to invest for future growth.

Sincerely,

Timothy P. Boyle
President and Chief Executive Officer

This letter contains forward-looking statements. Actual results may differ materially from those projected in these forward-looking statements as a result of a number of risks and uncertainties, including those described in the Company's Annual Report on Form 10-K for the year ended December 31, 2007, under the heading "Risk Factors."

Columbia Sportswear Company®

2007 Annual Report to Shareholders

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC Mail Processing Section
APR 07 2008
Washington, DC 101

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE EXCHANGE ACT OF 1934**
For the transition period from to

COLUMBIA SPORTSWEAR COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**93-0498284**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification Number)**
14375 NW Science Park Drive Portland, Oregon	**97229**
(Address of principal executive offices)	**(Zip Code)**

(503) 985-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 29, 2007, the last business day of the registrant's most recently completed second fiscal quarter, was $937,099,000 based on the last reported sale price of the Company's Common Stock as reported by the NASDAQ Global Select Market System on that day.

The number of shares of Common Stock outstanding on February 15, 2008 was 35,106,391.

Part III is incorporated by reference from the registrant's proxy statement for its 2008 annual meeting of shareholders to be filed with the Commission within 120 days of December 31, 2007.

COLUMBIA SPORTSWEAR COMPANY

DECEMBER 31, 2007

TABLE OF CONTENTS

PART I

Item 1. *BUSINESS*

General

Founded in 1938 in Portland, Oregon, as a small, family-owned, regional hat distributor and incorporated in 1961, Columbia Sportswear Company has grown to become a global leader in the design, sourcing, marketing and distribution of active outdoor apparel, footwear and related accessories and equipment. Unless the context indicates otherwise, the terms "we", "us", "our", "the Company" and "Columbia" refer to Columbia Sportswear Company and its consolidated subsidiaries. Over the past seven years, we have expanded beyond our flagship Columbia Sportswear® brand by acquiring and developing a portfolio of outdoor apparel, footwear, accessories and equipment brands, including Sorel®, Mountain Hardwear®, Montrail®, and Pacific Trail®. Each of our brands addresses the outdoor performance needs of specific consumer groups and is distributed through a targeted mix of distribution channels. As one of the largest outerwear companies in the world, our products have earned an international reputation for quality, performance, durability, functionality, dependability and value. We employ various marketing strategies to increase and reinforce consumer awareness of each of our brands. We have sought to leverage our brand equity by expanding directly and through licensees into related outdoor and lifestyle merchandise categories, promoting a "head-to-toe" outfitting concept. We believe these strategies will help us achieve our vision of becoming the dominant global leader delivering best-in-class, authentic, innovative brands that reflect a passion for the outdoors. In 2007, we distributed our products to approximately 14,000 retailers in over 90 countries.

Our business is subject to many risks and uncertainties that may have a material adverse effect on our financial condition, results of operations and stock price. Some of these risks and uncertainties are described below under Item 1A, Risk Factors.

Products

We group our merchandise into four principal categories—(1) outerwear, (2) sportswear, (3) footwear, and (4) related accessories and equipment. The durability, functionality and affordability of our products make them ideal for use in a wide range of outdoor activities, including skiing, snowboarding, hunting, fishing, hiking, backpacking, mountaineering and rock climbing, as well as for casual wear. We are committed to creating innovative and functional products. We use durable, high-quality materials and construction across all of our product lines. We believe our broad range of competitively-priced merchandise offers consumers one of the best price-value equations in the outdoor apparel, footwear, accessories and equipment industries.

Our portfolio of brands enables us to provide products for a wide range of consumers, including elite mountain climbers who use Mountain Hardwear gear, top endurance trail runners who wear Montrail shoes, cold weather enthusiasts who wear Sorel cold weather boots, entire families who wear Columbia and Pacific Trail outerwear, and individuals who wear Columbia sportswear and footwear for a variety of active outdoor and lifestyle pursuits.

The following table presents the net sales and approximate percentages of net sales attributable to each of our principal product categories for each of the last three years ended December 31 (dollars in millions):

	2007		2006		2005	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
Outerwear	$ 497.6	36.7%	$ 496.5	38.6%	$ 440.0	38.1%
Sportswear	565.6	41.7	509.1	39.5	450.3	39.0
Footwear	227.4	16.8	219.7	17.1	211.2	18.3
Accessories and equipment	65.4	4.8	62.4	4.8	54.3	4.6
Total	$1,356.0	100.0%	$1,287.7	100.0%	$1,155.8	100.0%

Outerwear

Outerwear is our most established product category. We currently develop and distribute outerwear products under our Columbia, Convert, Mountain Hardwear, Sorel and Pacific Trail brands. Our outerwear is designed to protect the wearer from inclement weather in everyday use and in outdoor activities, such as skiing, snowboarding, hiking, hunting and fishing.

Many of our jackets incorporate our popular Columbia Interchange System®, which features a 3- or 4-jackets-in-1 design. Jackets incorporating the Interchange System typically combine a durable, nylon outershell with a removable liner. The outershell and the liner may be worn separately or together. This layering approach provides the wearer with a jacket for all seasons and weather conditions at a reasonable price.

Columbia-branded hunting and fishing products constitute one of our most established product lines in the outerwear category. This line includes apparel for the serious hunter and fisherman. Our parkas, shells, vests, liners, bib pants and rain suits in this product line incorporate a variety of purpose-specific features that have made us a leader in this category of outerwear.

We also produce a separate line of Columbia-branded youth outerwear products. The market for youth outerwear is significant and we are able to use our expertise in outerwear design and sourcing to meet the needs of the youth market.

Our Convert® brand offers functional apparel products designed for snowboarding.

Our Mountain Hardwear brand consists of technically advanced products that include Gore-Tex® shells and Windstopper® fleece (both registered with W. L. Gore & Associates, Inc.), Conduit™ shells, down parkas and technical clothing designed for specialized outdoor activities such as mountaineering, backpacking and climbing. These products are used by elite mountaineering athletes around the globe.

Our Pacific Trail-branded outerwear features functional jackets for both men and women. Pacific Trail products are focused on the consumer who demands quality and performance at an exceptional value.

Sportswear

Our sportswear products are designed to be sold alongside our outerwear and footwear products as part of our unified "head-to-toe" outfitting concept. We currently develop and distribute sportswear products under our Columbia, Mountain Hardwear, and Sorel brands.

Building on a foundation of authentic fishing and hunting shirts, we have expanded our Columbia-branded sportswear product line to include pants, hiking shorts, water sport trunks, fleece and pile products, sweaters, chinos, knit shirts, and woven shirts. Our sportswear product line appeals to both the serious outdoorsman and the more casual wearer. We also produce a separate line of Columbia-branded youth sportswear products.

For the consumer interested in trekking and adventure travel, our Titanium® sportswear line of active outdoor performance apparel offers lightweight products, many of which incorporate our Omni-Shade™ sun protection and Omni-Dry® system of moisture management.

Our PFG® (Performance Fishing Gear) line offers a variety of products, including vests, shorts, shirts, and pants with technical features such as Omni-Shade™ sun protection.

Mountain Hardwear-branded sportswear is focused on styles that are designed for backpacking, rock climbing and adventure sports. Many styles feature the Mountain Hardwear patented "Conical Waist," which improves comfort and performance while wearing a backpack. Most styles use technically advanced fabrics, and the category has grown to include casual as well as performance athletic apparel.

Footwear

Our footwear category consists of seasonal outdoor footwear for a variety of activities. We currently develop and distribute footwear products under our Columbia, Sorel and Montrail brands. Many of our footwear brands feature designs that incorporate Omni-Tech™ waterproof/breathable construction and Tech-Lite™ advanced cushioning technology. We believe the market for footwear represents a substantial growth opportunity.

The Columbia brand of footwear offers a wide assortment of products to cover a variety of activities. We continue to focus on the active outdoor consumer in all footwear products including water, trail, hiking, cold weather casual and youth footwear. The Columbia brand of footwear is offered in several distribution channels, including footwear specialty, sports specialty, and outdoor.

The Sorel brand has been known for cold weather footwear for over forty years. We continue to capitalize on Sorel's cold weather heritage and focus on making Sorel the leading cold weather brand for outdoor-oriented men, women and youth.

Montrail-branded footwear offers high quality and high performance products designed for trail running, adventure racing, hiking, and backpacking. We believe Montrail footwear provides a complementary extension of our portfolio of brands in the specialty outdoor market.

Accessories and Equipment

We produce a line of Columbia and Mountain Hardwear accessories that includes hats, caps, scarves, gloves, mittens and headbands to complement our outerwear and sportswear lines.

We produce a line of Mountain Hardwear equipment that includes technically-advanced tents, sleeping systems, and backpacks. These products are designed for mountaineering, ultralight backpacking and camping. Some of these product designs are patented and are considered industry standards in innovation.

We also produce a line of Columbia-branded equipment, including bags and packs.

Licensing

In 1999, we introduced a strategy to build brand awareness by licensing our trademarks across a range of product categories that complement our current offerings. Licensing enables us to develop our "head-to-toe" outfitting concept by expanding the reach of our brands to appropriate and well-defined categories. In 2007, we licensed our brands in fifteen product categories, including, among others, socks, performance base layer, leather outerwear and accessories, camping gear, eyewear, home furnishings, and bicycles.

Advertising, Marketing, and Promotion

Columbia's multi-dimensional advertising has been designed to maximize impact on key Columbia consumers, as well as incorporate a large mix of media chosen to reach targeted audiences. Marketing, advertising and promotional programs are integral parts of our overall global go-to-market strategy. In the past year we have established a more aggressive focus on marketing with the goals of building brand equity, raising global awareness, infusing the brand with excitement and stimulating consumer demand.

Our overall advertising strategy combines ads in traditional broad-based national print and broadcast media with ads in web-based narrowcast channels and editorial-style articles in print media. Our websites educate millions of visitors each year about our products and links them directly to retailers both on and off-line. Special sweepstakes, promotions and outgoing email marketing efforts further enhance our consumers' connection to the brand. We are broadening our reach and exposure through advertising opportunities on television aimed at mass consumer appeal. In early 2008, we signed an advertising agreement with Discovery Channel in connection with our increased marketing effort. Collectively these campaigns are designed to boost consumer brand awareness and stimulate consumer demand to increase sales of our products worldwide.

Our unique, award-winning, global Columbia advertising campaign featuring our Chairman, Gertrude Boyle, in the role of cantankerous "Mother Boyle" and her son, Timothy Boyle, our President and Chief Executive Officer, as the ultimate test subject, continues to be an integral part of Columbia's brand identity, promoting the brand message of product durability and comfort through a "Tested Tough" theme.

Sales through existing retail channels are enhanced by visual merchandising. Concept shops and focus areas located within our customers' stores are dedicated exclusively to selling our merchandise on a year-round basis. These shops and focus areas promote a consistent brand image throughout our wholesale customer network. In addition, our cooperative advertising program provides wholesale customers an advertising allowance related to the value of their purchases when specific criteria are met.

Mountain Hardwear and Montrail brand marketing is geared toward experienced outdoor enthusiasts who purchase products primarily through outdoor specialty stores, while Sorel brand marketing targets those who work and recreate outdoors, mainly in cold weather climates.

Inventory Management

From the time of initial order through production, distribution and delivery, we manage our inventory to reduce risk. Our inventory management systems, coupled with our enterprise-wide information system, have enhanced our ability to manage our inventories by providing detailed inventory status from the time of initial factory order through shipment to our wholesale customers.

Additionally, through the use of incentive discounts we encourage early orders by our customers and we provide our customers with staggered delivery times through the spring and fall seasons. This permits our customers and us to manage inventories effectively. Through our efforts to match our purchases of inventory to the receipt of customer orders, we believe we are able to reduce the risk of overcommitting to inventory purchases. This helps us avoid significant unplanned inventory build-ups and minimizes working capital requirements. This strategy, however, does not eliminate inventory risk entirely because we build some amount of speculative inventory into our business model. Moreover, customer orders are subject to cancellation prior to shipment. In addition, a portion of our inventory is managed to support at-once and auto-replenishment orders, primarily in the sportswear category, as well as our retail expansion efforts.

Product Design

Our experienced in-house merchandising and design teams work closely with internal sales and production teams as well as with retailers, athletes and consumers to make products that are functional and durable.

We incorporate differentiated technical features into our Columbia-brand products to enhance our tiered sub-branding strategy, which encompasses three product lines. Our high-end performance products are highly technical products generally sold in specialty stores; our moderate products are technical products generally sold in sporting goods stores; and our most broadly distributed products are less technical, core products generally sold in department stores. We believe that increased differentiation of our products allows our retailer customers to better target their specific customers.

We design our products to perform well in a wide range of weather conditions and for a variety of outdoor activities. We carefully choose the appropriate fabric or insulation for each garment. Our fabrics feature optimum performance characteristics such as water resistance, breathability, weight, durability, and wicking ability. Our high-end performance products include technical garments with special performance features. Our Titanium sub-branded apparel offers high performance fabrics and features our most advanced technologies. A variety of levels are offered to meet different needs of water resistance, breathability, and protection. We recently introduced our Omni-Shade™ and TechLite® product and marketing initiatives that reinforce the outdoor authenticity of the Columbia brand. For our sportswear collections, our Omni-Shade initiative offers UPF-rated sun protection products designed to protect consumers from the harmful effects of the sun's ultraviolet rays. Our footwear collection features TechLite® technology that integrates lightweight comfort with long-term durability.

Mountain Hardwear products feature innovative fabrics, designs and technical elements. The products are intended for extreme environments but also are appropriate for more general uses such as skiing and hiking. The outerwear line features technical fabrics such as Gore-Tex and Windstopper for shellwear and technical fleece garments. Mountain Hardwear uses its waterproof/breathable technology, Conduit, in both shell and softshell garments. Features such as external seam taping and welded construction position Mountain Hardwear as an industry leader in innovation. We acquired the Mountain Hardwear brand in 2003.

The Sorel brand is widely viewed as the preeminent cold weather footwear brand in many global markets. For over 40 years, the Sorel brand has provided consumers with high quality, waterproof and insulated cold weather footwear products. We acquired the Sorel brand in 2000 and continue to focus on offering great footwear that works equally well for winter recreation and everyday cold weather wear for consumers of all ages.

Our Montrail footwear products are specifically designed to withstand harsh conditions and heavy usage for the most demanding and critical outdoor users, while at the same time offering superior comfort for everyday activities. The products feature highly technical attributes including protection from trail hazards, stability control on uneven terrain, and traction control specifically designed for a variety of surfaces including mud, snow or wet conditions. We acquired the Montrail brand in 2006.

The Pacific Trail brand, which we acquired in 2006, has long been associated with quality garments targeted for the mass merchant and discount channels in the U.S. and Canada. This remains our strategy and we continue to actively explore a variety of design and distribution alternatives for the brand.

Sourcing and Manufacturing

Our products are produced by independent contract manufacturers. We believe that the use of independent contract manufacturers, as opposed to owning and managing our own factories, enables us to substantially limit our capital expenditures and avoid costs associated with managing a large production work force. We also believe the use of independent contract manufacturers greatly increases our production capacity, maximizes our flexibility and improves our product pricing.

We maintain fourteen manufacturing liaison offices in the Far East, and one manufacturing liaison office in Los Angeles, California. Personnel in these manufacturing liaison offices are direct employees of Columbia, and are responsible for selecting and managing our contract manufacturers. We believe that by having employees in these regions we enhance our ability to monitor factories to increase compliance with our policies, procedures, and standards related to quality, delivery, pricing, and labor practices.

Our quality assurance process is designed to ensure that our products meet the highest quality standards. Our employees monitor the quality of fabrics and other components and inspect prototypes of each product before starting production runs. In addition, our employees perform quality audits throughout the production process up to and including final shipment to our customers. We believe that our quality assurance process is an important and effective means of maintaining the quality and reputation of our products.

Contract manufacturers generally produce our apparel using one of two principal methods. In the first method, the manufacturer purchases the raw materials needed to produce the garment from suppliers that we have approved, at prices and on terms negotiated by either the manufacturer or by us. The majority of our merchandise is manufactured under this type of arrangement. In the second method, sometimes referred to as "cut, make, pack, and quota" and used principally for production in China, we directly purchase the raw materials from suppliers, assure that the independent manufacturers have the necessary import quotas available, and ship the materials in a "kit," together with patterns, samples, and most of the other necessary items, to the independent manufacturer to produce the finished garment. Although this second type of arrangement advances the timing for inventory purchases and exposes us to additional risks before a garment is manufactured, we believe that it further increases our manufacturing flexibility and frequently provides us with a cost advantage over other production methods.

We transact business on an order-by-order basis without exclusive commitments or arrangements to purchase from any single manufacturer. We believe, however, that our historical long term relationships with various manufacturers will help to ensure that adequate sources are available to produce a sufficient supply of goods in a timely manner and on satisfactory economic terms in the future.

We have from time to time had difficulty satisfying our raw material and finished goods requirements, and any similar future difficulties may adversely affect our business operations. Our four largest factory groups accounted for approximately 14% of our total global production for 2007, and a single vendor supplies substantially all of the zippers used in our products. These companies, however, have multiple factory locations, many of which are in different countries. This reduces the risk that unfavorable conditions at a single factory or location will have a material adverse effect on our business.

Sales and Distribution

Our products are sold to approximately 14,000 retailers throughout the world, ranging from specialty stores to department stores. Our strategy for continued growth is to focus on:

- enhancing the channel productivity of our existing customers;
- leveraging our brands internationally;
- further developing our existing merchandise categories;
- increasing our penetration into the department store and specialty footwear channels; and
- expanding the global awareness of our brands through license agreements.

The following table presents net sales to unrelated entities and approximate percentages of net sales by geographic segment for each of the last three years (dollars in millions):

	2007		2006		2005	
	Net Sales	% of Sales	Net Sales	% of Sales	Net Sales	% of Sales
United States	$ 767.2	56.6%	$ 752.0	58.4%	$ 676.9	58.6%
Europe, Middle East and Africa ("EMEA")	287.0	21.1	272.6	21.2	243.2	21.0
Latin America and Asia Pacific ("LAAP")	175.7	13.0	142.9	11.1	120.9	10.5
Canada	126.1	9.3	120.2	9.3	114.8	9.9
Total	$1,356.0	100.0%	$1,287.7	100.0%	$1,155.8	100.0%

See Note 16 of Notes to Consolidated Financial Statements for net sales to unrelated entities, income before income tax, interest income (expense), income tax expense (benefit), depreciation and amortization expense and identifiable assets by geographic segment.

United States and Canada

Approximately 39% of the retailers that offer our products worldwide are located in the United States and Canada. Sales in these two countries accounted for 65.9% of our net sales for 2007.

Columbia, Sorel, Montrail, and Pacific Trail products are primarily sold through a combination of in-house and independent sales agents that in turn work with retail accounts varying in size from single specialty store operations to large chains made up of many stores in several locations.

Mountain Hardwear products are primarily sold through independent sales agencies that work with a variety of retail accounts that are primarily focused on smaller specialty outdoor and ski shops across the United States. Mountain Hardwear products are also sold through select specialty chain stores and catalog companies that feature high end outdoor equipment and apparel.

Our flagship company-owned retail store in Portland, Oregon is designed to create a distinctive "Columbia" environment, reinforcing the active and outdoor image of the Columbia brand. In addition, we use this store to test new marketing and merchandising techniques. We also operate fourteen outlet stores in various locations throughout North America. These outlet stores are primarily designed to sell excess and distressed inventory without adversely affecting our retail accounts.

In 2007 we introduced a retail expansion strategy designed to improve inventory management and distribution of excess and end-of-season products in the U.S. with minimal disruption to our wholesale distribution channels. This strategy involves opening approximately 15 new outlet stores in key U.S. outlet centers during each of the next few years, building on our base of existing outlet stores. In addition, as part of our increased focus on consumer demand creation, we plan to open several new first-line retail stores for our brands in key metropolitan markets in order to provide a comprehensive environment to communicate key marketing initiatives, breadth of assortments and expert service levels expected from demanding consumers.

We inspect, sort, pack and ship the majority of our products sold to United States retailers from our Rivergate Distribution Center, which consists of approximately 850,000 square feet located in Portland, Oregon, and from our 4 Star Distribution Center, which consists of approximately 520,000 square feet located in Robards, Kentucky. We completed an upgrade to our Rivergate Distribution Center in April 2007.

We handle Canadian distribution from a leased warehouse in Strathroy, Ontario. We are also constructing additional warehouse space near our leased warehouse to accommodate future growth.

In some instances, we arrange to have products shipped directly from our independent manufacturers to customer-designated facilities in the United States and Canada.

EMEA

Our European headquarters is located in Geneva, Switzerland and we have sales offices in France, Germany, Italy, the United Kingdom, Switzerland, and the Netherlands. We sell our products directly to approximately 5,900 retailers in Western European countries.

We distribute our apparel and footwear products in direct markets in Europe through our distribution center in Cambrai, France, which consists of approximately 577,000 square feet. We completed the expansion of this facility in January 2007.

We also operate two outlet stores in Europe: one in France and one in Spain.

In several other countries throughout the EMEA region, we sell our products to independent distributors. These distributors service retail customers in locations such as Russia and portions of Europe, among others. The vast majority of sales to our EMEA distributors are factory-direct shipments.

LAAP

We sell our products in Japan through a combination of wholesalers and retailers, including our own direct retail operations. We distribute our products in Japan through a warehouse that is owned and operated by an independent logistics company located near Tokyo. We sell our products in Korea through a combination of wholesalers, franchisees, and retailers, including our own direct retail operations. Korean distribution is conducted from a leased warehouse near Seoul.

In several other countries throughout LAAP, we sell our products to independent distributors. These distributors service retail customers in locations such as Australia, New Zealand, South America, and China, among others. The vast majority of sales to our LAAP distributors are factory-direct shipments.

Intellectual Property

We own many trademarks, including Columbia®, Columbia Sportswear Company®, Convert®, Sorel®, Bugaboo®, Bugabootoo®, Omni-Shade™, Omni-Tech®, GRT®, Omni-Grip®, Columbia Interchange System®, Titanium®, Mountain Hardwear®, Montrail®, Pacific Trail®, the Columbia diamond shaped logo and arrow-circle design, the Mountain Hardwear nut logo and the Sorel polar bear logo. Our trademarks, many of which are registered or subject to pending applications in the United States and other nations, are used on a variety of goods, including apparel, footwear, equipment and licensed products. We believe that our trademarks are valuable and provide consumers with an assurance that the product being purchased is of high quality and provides good value. We also place significant value on product designs (the overall appearance and image of our products) that, along with trademarks, distinguish our products in the marketplace. We protect these proprietary rights and frequently take action to prevent counterfeit reproductions or other infringing activity. In the past we have successfully resolved conflicts over proprietary rights through legal action and negotiated settlements. As we expand our operations in geographic scope and product categories, we anticipate intellectual property disputes will increase as well, making it more expensive and challenging to establish and protect our proprietary rights and to defend against claims of infringement by others.

Seasonality of Business

Our business is affected by the general seasonal trends common to the outdoor apparel industry, with sales and profits highest in the third calendar quarter. Our products are marketed on a seasonal basis, with product sales mix weighted substantially toward the fall season. Results of operations in any period should not be considered indicative of the results to be expected for any future period. Sales of our products are subject to substantial cyclical fluctuation and impacts from unseasonable weather conditions. Sales tend to decline in periods of recession or uncertainty regarding future economic prospects that affect consumer spending, particularly on discretionary items. This cyclicality and any related fluctuation in consumer demand could have a material adverse effect on our results of operations, cash flows and financial position.

Backlog

We typically receive the bulk of our orders for each of the fall and spring seasons by March 31 and September 30, respectively. A variety of factors correspond to these dates, including the timing of our order deadlines, the timing of our receipt of orders, and the timing of our shipments. As a result, our backlog at March 31 and September 30 is a more meaningful indicator of future sales than our backlog at December 31. Accordingly, we disclose our backlog at March 31 and at September 30 in our Quarterly Reports on Form 10-Q for those respective periods, rather than at December 31. Generally, orders are subject to cancellation prior to the date of shipment.

Competition

The active outerwear, sportswear and footwear segments of the apparel industry are highly competitive and we believe that this competition will increase. Some of our competitors are substantially larger and have greater financial, distribution, marketing and other resources than we do. We believe that the primary competitive factors in the market for active outerwear, sportswear, and footwear are price, brand name, functionality, durability and style and that our product offerings are well-positioned within the market. In many cases, our most significant competition comes from our own retail customers that manufacture and market clothing and footwear under their own private labels. In addition, our licensees operate in very competitive markets, such as those for watches, leather outerwear, and socks. We encounter substantial competition in the active outerwear and sportswear business from, among others, The North Face, Inc. (VF Corporation), Marmot Mountain Ltd., Spyder Active Sports, Inc., Woolrich Woolen Mills, Inc., The Timberland Company, Carhartt, Inc., Patagonia Corporation, Helly Hansen A/S, Merrell (Wolverine Worldwide Inc.), Skis Rossignol S.A. (Quiksilver, Inc.), and Burton Snowboards. In addition, we compete with major sports apparel companies, such as NIKE, Inc., adidas AG, and Under Armour, Inc., and with fashion-oriented competitors, such as Polo Ralph Lauren Corporation and IZOD (Phillips-Van Heusen Corporation). Our footwear line competes with, among others, The North Face, Timberland, NIKE ACG, adidas AG, Merrell, Salomon, Teva (Deckers Outdoor Corporation), KEEN, Inc., Crocs Inc., and Kamik (Genfoot, Inc.). Many of these companies have global operations and compete with us in Europe and Asia. In Europe we also face competition from brands such as Berghaus Limited of the United Kingdom, Jack Wolfskin Ausrustung Fur Draussen GmbH & Co Kgaa of Germany, Lafuma S.A. of France, and Helly Hansen of Scandinavia as well as many other regional brands. In Asia our competition is from brands such as The North Face, Hokurikv MontBell and Patagonia among others.

Mountain Hardwear equipment (tents and sleeping bags) competes directly with such companies as The North Face, Sierra Designs (American Recreational Products), Kelty (American Recreational Products), Marmot, Arc' Teryx Equipment, Inc. (Salomon USA) and other smaller specialized brands worldwide. Columbia and Mountain Hardwear bags and packs compete directly with JanSport, Inc., The North Face, Osprey Packs, Inc., Eastpak, High Sierra Sport Company, and other bag and pack brands worldwide.

Credit and Collection

We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. In some markets and with some customers we use credit insurance to minimize our risk of credit loss. Some of our significant customers have had financial difficulties in the past, and future financial difficulties of our customers may have a material adverse effect on our business.

Government Regulation

Many of our imports are subject to existing or potential governmental tariff and non-tariff barriers to trade, such as import duties and quotas that may limit the quantity of various types of goods that may be imported into the United States and other countries. These trade barriers often represent a material portion of the cost of the merchandise. Our products are also subject to safety and environmental regulations, which are increasingly restrictive and complex. Although we diligently monitor these trade restrictions, the United States or other countries may impose new or adjusted quotas, duties, safety requirements, material restrictions, or other restrictions or regulations, any of which may have a material adverse effect on our business.

Employees

At December 31, 2007 we had the equivalent of 3,057 full-time employees. Of these employees, 1,544 were based in the United States, 1,090 in Asia, 303 in Europe and 120 in Canada.

Available Information

We file with the Securities and Exchange Commission ("SEC") our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, proxy statements and registration statements. You may read and copy any material we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. You may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically. We make available free of charge on or through our website at www.columbia.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we file these materials with the SEC.

Item 1A. *RISK FACTORS*

In addition to the other information contained in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition, or results of operations may be materially adversely affected by any of these risks. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

We May be Adversely Affected by Weather Conditions

Our business is adversely affected by unseasonable weather conditions. Sales of our outerwear and cold weather footwear are dependent in part on the weather and may decline in years in which weather conditions do not favor the use of these products. For example, in some fall seasons in the past, unseasonably warm weather in the United States caused customers to delay, and in some cases reduce or cancel, orders for our outerwear, which had an adverse effect on our net sales and profitability. Periods of unseasonably warm weather in the fall or winter or unseasonably cold or wet weather in the spring may have a material adverse effect on our results of operations and financial condition. Inventory accumulation by retailers resulting from unseasonable weather in one season may negatively affect orders in future seasons, which may have a material adverse effect on our results of operations and financial condition in future periods.

We May be Adversely Affected by an Economic Downturn or Economic Uncertainty

Sales of our products are subject to substantial cyclical fluctuation. Consumer demand for our products may not reach our growth targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly markets in North America and Europe. For example, a slower economy in the United States is creating additional uncertainties for our customers and our business, similar to that which we experienced in 2002 and 2003. Continued volatility in the global oil markets has resulted in rising fuel prices, which shipping companies may pass on to us. Because we price our products to our customers in advance and external cost increases may be difficult to anticipate, we may not be able to pass these increased costs on to our customers. Rising oil prices and interest rates may also adversely affect consumer demand. Our investment portfolio is subject to a number of risks and uncertainties. Changes in market conditions, such as those that accompany an economic downturn or economic uncertainty, may negatively affect the value of our investment portfolio, perhaps significantly. Our sensitivity to economic cycles and any related fluctuation in consumer demand and rising shipping and other costs may have a material adverse effect on our results of operations and financial condition.

Our International Operations Involve Many Risks

We are subject to the risks generally associated with doing business abroad. These risks include foreign laws and regulations, foreign consumer preferences, political unrest, disruptions or delays in shipments and changes in economic conditions in countries in which we manufacture or sell products. In addition, disease outbreaks, terrorist acts and United States military operations have increased the risks of doing business abroad. These factors, among others, may affect our ability to sell products in international markets, our ability to manufacture products or procure materials, and our cost of doing business. If any of these or other factors make the conduct of business in a particular country undesirable or impractical, our business may be materially and adversely affected.

As a global company, we determine our income tax liability in various competing tax jurisdictions based on a careful analysis and interpretation of local tax laws and regulations. This analysis requires a significant amount of judgment and estimation and is often based on certain assumptions about the future actions of the local tax authorities. Such determinations are the subject of periodic domestic and foreign tax audits. Although we accrue for uncertain tax positions, our accrual may be insufficient to satisfy unfavorable findings, which by their nature cannot be predicted with certainty. Unfavorable audit findings and tax rulings may result in payment of taxes, fines and penalties for prior period and higher tax rates in future periods, which may have a material adverse effect on our results of operations and financial condition.

In addition, many of our imported products are subject to duties, tariffs or quotas that affect the cost and quantity of various types of goods imported into the United States or into our other sales markets. For example, the European Commission recently imposed additional duties on certain leather footwear imported into Europe from Vietnam and China. These duties may significantly affect the sale of our footwear in Europe. Any country in which our products are produced or sold may eliminate, adjust or impose new quotas, duties, tariffs, antidumping penalties or other charges or restrictions, any of which may have a material adverse effect on our results of operations and financial condition.

We May be Adversely Affected by the Financial Health of Retailers

We extend credit to our customers based on an assessment of a customer's financial condition, generally without requiring collateral. To assist in the scheduling of production and the shipping of seasonal products, we offer customers discounts for placing pre-season orders and extended payment terms for taking delivery before the peak shipping season. These extended payment terms increase our exposure to the risk of uncollectible receivables. In addition, we face increased risk of order reduction or cancellation when dealing with financially ailing retailers or retailers struggling with economic uncertainty. Some of our significant customers have had financial difficulties in the past, which in turn have had an adverse effect on our business. A slowing economy in our key markets may also have an adverse effect on the financial health of our customers, which may in turn have a material adverse effect on our results of operations and financial condition.

We Operate in Very Competitive Markets

The markets for outerwear, sportswear, footwear, related accessories and equipment are highly competitive, as are the markets for our licensed products. In each of our geographic markets, we face significant competition from global and regional branded apparel, footwear, accessories and equipment companies. Retailers who are our customers often pose our most significant competitive threat by marketing apparel, footwear and equipment under their own labels. For example, in 2006 and 2007 our European business was negatively affected by a key customer's decision to expand its private label program, which resulted in reduced outerwear and footwear orders from that key customer. We also compete with other companies for the production capacity of independent manufacturers that produce our products and for import quota capacity. Many of our competitors are significantly larger than us, have substantially greater financial, distribution, marketing and other resources than we have, and have achieved greater recognition for their products than we have. Increased competition may result in reductions in display areas in retail locations, reductions in sales, or reductions in our profit margins, any of which may have a material adverse effect on our results of operations and financial condition.

We May be Adversely Affected by Retailer Consolidation

When retailers combine their operations through mergers, acquisitions, or other transactions, their consolidated order volume may decrease while their bargaining power and the competitive threat they pose by marketing products under their own label may increase. Some of our significant customers have consolidated their operations in the past, which in turn has had a negative effect on our business. We expect retailer consolidation to continue, which may have a material adverse effect on our results of operations and financial condition.

We Face Risks Associated with Consumer Preferences and Fashion Trends

Changes in consumer preferences or consumer interest in outdoor activities may have a material adverse effect on our business. In addition, although we believe that our products have not been significantly affected by past fashion trends, changes in fashion trends may have a greater impact as we expand our offerings to include more product categories in more geographic areas. We also face risks because our business requires us to anticipate consumer preferences. Our decisions about product designs often are made far in advance of consumer acceptance. Although we try to manage our inventory risk through early order commitments by retailers, we must generally place production orders with manufacturers before we have received all of a season's orders, and orders may be cancelled by retailers before shipment. If we fail to anticipate and respond to consumer preferences, we may have lower sales, excess inventories and lower profit margins, any of which may have a material adverse effect on our results of operations and financial condition.

Our Success Depends on Our Use of Proprietary Rights

Our registered and common law trademarks have significant value and are important to our ability to create and sustain demand for our products. We also place significant value on our trade dress, the overall appearance and image of our products. From time to time, we discover products that are counterfeit reproductions of our products or that otherwise infringe on our proprietary rights. Counterfeiting activities typically increase as brand recognition increases, especially in markets outside the United States. Increased instances of counterfeit manufacture and sales of these products may adversely affect our sales and our brand and result in a shift of consumer preference away from our products. The actions we take to establish and protect trademarks and other proprietary rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as violations of proprietary rights. In markets outside of the United States, it may be more difficult for us to establish our proprietary rights and to successfully challenge use of those rights by other parties. We also license our proprietary rights to third parties. Failure to choose appropriate licensees and licensed product categories may dilute or harm our brand image. Actions or decisions in the management of our intellectual property portfolio may affect the strength of the brand, which may in turn have a material adverse effect on our results of operations and financial condition.

Although we have not been materially inhibited from selling products in connection with trademark and trade dress disputes, as we extend our brand into new product categories and new product lines and expand the geographic scope of our marketing, we may become subject to litigation based on allegations of the infringement of intellectual property rights of third parties including third party trademark, copyright and patent rights. Future litigation also may be necessary to defend us against such claims or to enforce and protect our intellectual property rights. Any intellectual property litigation may be costly and may divert management's attention from the operation of our business. Adverse determinations in any litigation may result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms, if at all. This may have a material adverse effect on our results of operations and financial condition.

Our Success Depends on Our Distribution Facilities

Our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies depends on the proper operation of our existing distribution facilities, the development or expansion of additional distribution capabilities and the timely performance of services by third parties (including those involved in shipping product to and from our distribution facilities). In the United States, we rely primarily on our distribution centers in Portland, Oregon and Robards, Kentucky; in Canada, we rely primarily on our distribution center in Strathroy, Ontario; and in Europe we rely primarily on our distribution center in Cambrai, France.

Our distribution facilities in the United States and France are highly automated, which means that their operations are complicated and may be subject to a number of risks related to computer viruses, the proper operation of software and hardware, electronic or power interruptions, and other system failures. Risks associated with upgrading or expanding these facilities may significantly disrupt or increase the cost of our operations.

Our distribution facilities may also be interrupted by disasters, such as earthquakes (which are known to occur in the Northwestern United States) or fires. We maintain business interruption insurance, but it may not adequately protect us from the adverse effect that may be caused by significant disruptions in our distribution facilities.

Our Success Depends on Our Information Systems

Our business is increasingly reliant on information technology. Information systems are used in all stages of our production cycle, from design to distribution and sales, and are used as a method of communication between employees, with our subsidiaries and liaison offices overseas, as well as with our customers. We also rely on our information systems to allocate resources and forecast operating results. System failures, breach of confidential information, or service interruptions may occur as the result of a number of factors, including computer viruses, hacking or other unlawful activities by third parties, disasters, or our failure to properly protect, repair, maintain, or upgrade our systems. Any breach or interruption of critical business information systems may have a material adverse affect on our results of operations and financial condition.

Our Success Depends on Our Growth Strategies

We face many challenges in implementing our growth strategies. For example, our expansion into international markets involves countries where we have little sales or distribution experience and where our brands are not yet widely known. Expanding our product categories involves, among other things, gaining experience with new brands and products, gaining consumer acceptance, and establishing and protecting intellectual property rights. Increasing sales to department stores and improving the sales productivity of our customers will each depend on various factors, including strength of our brand names, competitive conditions, our ability to manage increased sales and future expansion, the availability of desirable locations and the negotiation of terms with retailers. Future terms with customers may be less favorable to us than those under which we now operate. Large retailers in particular increasingly seek to transfer various costs of business to their vendors, such as the cost of lost profits from product price markdowns. Our strategy to open and operate additional outlet and first-line retail stores also involves many challenges and risks. The success of our retail initiative depends on our ability to adapt our internal processes to facilitate direct-to-consumer sales, to effectively manage retail store inventory, to hire, retain and train personnel capable of managing a retail operation, to identify and negotiate favorable terms for new retail locations, and to effectively manage construction and opening of stores in multiple locations.

To implement our business strategy, we must manage growth effectively. We must continue to modify various aspects of our business, to maintain and enhance our information systems and operations to respond to increased demand and to attract, retain and manage qualified personnel. Growth may place an increasing strain on management, financial, product design, marketing, distribution and other resources, and we may have operating difficulties as a result. For example, in recent years, we have undertaken a number of new initiatives that require significant management attention and corporate resources, including the development or expansion of distribution facilities on two continents, the acquisition of the Sorel and Pacific Trail brands, and the acquisition and integration of Mountain Hardwear, Inc. and the Montrail brand. This growth involves many risks and uncertainties that, if not managed effectively, may have a material adverse effect on our results of operations and financial condition.

We May be Adversely Affected by Currency Exchange Rate Fluctuations

Although we generally purchase products in U.S. dollars, the cost of these products, which are generally produced overseas, may be affected by changes in the value of the relevant currencies. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Our international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses may be materially affected by currency fluctuations, including amounts recorded in foreign currencies and translated into U.S. dollars for consolidated financial reporting. Currency exchange rate fluctuations may also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance. As a result, foreign currency fluctuations may have a material adverse effect on our results of operations and financial condition.

We May be Adversely Affected by Labor Disruptions

Our business depends on our ability to source and distribute products in a timely manner. Labor disputes at factories, shipping ports, transportation carriers, or distribution centers create significant risks for our business, particularly if these disputes result in work slowdowns, lockouts, strikes, or other disruptions during our peak manufacturing and importing seasons, and may have a material adverse effect on our business, potentially resulting in cancelled orders by customers, unanticipated inventory accumulation, and reduced revenues and earnings.

We Depend on Independent Manufacturers

Our products are produced by independent manufacturers worldwide. We do not operate or own any production facilities. Although we enter into a number of purchase order commitments each season, we generally do not maintain long-term manufacturing contracts. Because of these factors, manufacturing operations may fail to perform as expected or our competitors may obtain production or quota capacities that effectively limit or eliminate the availability of these resources to us. If a manufacturer fails to ship orders in a timely manner or to meet our standards or if we are unable to obtain necessary production or quota capacities, we may miss delivery deadlines, or incur additional costs, which may result in cancellation of orders, refusal to accept deliveries, a reduction in purchase prices, or increased costs, any of which may have a material adverse effect on our business. Reliance on independent manufacturers also creates quality control risks. A failure in our quality control program may result in diminished product quality, which may result in increased order cancellations and returns, decreased consumer demand for our products, or product recalls, any of which may have a material adverse affect on our results of operations and financial condition. Finally, if a manufacturer violates labor or other laws, or engages in practices that are not generally accepted as ethical in our key markets, we may be subject to significant negative publicity, consumer demand for our products may decrease, and under some circumstances we may be subject to liability for the manufacturer's practices, any of which may have a material adverse effect on our results of operations and financial condition.

We Depend on Key Suppliers

Some of the materials that we use may be available from only one source or a very limited number of sources. For example, some specialty fabrics are manufactured to our specification by one source or a few sources and zippers are supplied by one manufacturer. From time to time, we have difficulty satisfying our raw material and finished goods requirements. Although we believe that we can identify and qualify additional manufacturers to produce these materials as necessary, there are no guarantees that additional manufacturers will be available. In addition, depending on the timing, any changes may result in increased costs or production delays, which may have a material adverse effect on our results of operations and financial condition.

Our Advance Purchases of Products May Result in Excess Inventories

To minimize our purchasing costs, the time necessary to fill customer orders and the risk of non-delivery, we place orders for our products with manufacturers prior to receiving all of our customers' orders and we maintain an inventory of various products that we anticipate will be in greater demand. We may not be able to sell the products we have ordered from manufacturers or that we have in our inventory. Customers are allowed to cancel an order prior to shipment with sufficient notice. Inventory levels in excess of customer demand may result in inventory write-downs and the sale of excess inventory at discounted prices, which may have a material adverse effect on our results of operations and financial condition.

We Depend on Key Personnel

Our future success will depend in part on the continued service of key personnel, particularly Timothy Boyle, our President and Chief Executive Officer, and Gertrude Boyle, our Chairman and widely-recognized advertising spokesperson. Our future success will also depend on our ability to attract and retain key managers, designers, sales people and others. We face intense competition for these individuals worldwide, and there is a significant concentration of well-funded apparel and footwear competitors in and around Portland, Oregon (including NIKE, Inc. and adidas AG). We may not be able to attract qualified new employees or retain existing employees, which may have a material adverse effect on our results of operations and financial condition.

Our Business Is Affected by Seasonality

Our results of operations are likely to continue to fluctuate significantly from period to period. Our products are marketed on a seasonal basis; our results of operations for the quarter ended September 30 in the past have been much stronger than the results for the other quarters. This seasonality, along with other factors that are beyond our control, and that are discussed elsewhere in this section, may adversely affect our business and cause our results of operations to fluctuate. Our operating margins are also sensitive to a number of factors that are beyond our control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which we expect to continue as we expand our product offerings and geographic penetration. Results of operations in any period should not be considered indicative of the results to be expected for any future period.

We Face Risks of Product Liability and Warranty Claims

Our products are used in outdoor activities, sometimes in severe conditions. Although we have not incurred any significant expense as the result of product recalls or product liability claims, recalls or claims in the future may have a material adverse effect on our results of operations and financial condition. Some of our products carry warranties for defects in quality and workmanship. We maintain a warranty reserve for future warranty claims, but the actual costs of servicing future warranty claims may exceed the reserve, which may also have a material adverse effect on our results of operations and financial condition.

Our Common Stock Price May Be Volatile

The price of our common stock has fluctuated substantially since our initial public offering. Our common stock is traded on the NASDAQ Global Select Market, which is likely to continue to have significant price and volume fluctuations that may adversely affect the market price of our common stock without regard to our operating performance. Factors such as fluctuations in financial results, variances from financial market expectations, changes in earnings estimates by analysts, or announcements by us or our competitors may also cause the market price of our common stock to fluctuate, perhaps substantially.

Insiders Control a Majority of Our Common Stock and May Sell Shares

Three shareholders—Timothy Boyle, Gertrude Boyle and Sarah Bany—beneficially own a majority of our common stock. As a result, if acting together, they can effectively control matters requiring shareholder approval without the cooperation of other shareholders. Shares held by these three insiders are available for resale, subject to the requirements of, and the rules under, the Securities Act of 1933 and the Securities Exchange Act of 1934. The sale or the prospect of the sale of a substantial number of these shares may have an adverse effect on the market price of our common stock.

Item 1B. ***UNRESOLVED STAFF COMMENTS***

None.

Item 2. *PROPERTIES*

Following is a summary of principal properties owned or leased by us.

Corporate Headquarters:
Portland, Oregon (1 location)—owned
Canadian Operation (1):
Strathroy, Ontario (1 location)—leased

U.S. Distribution Facilities:
Portland, Oregon (1 location)—owned
Robards, Kentucky (1 location)—owned
Europe Distribution Facility:
Cambrai, France (1 location)—owned

(1) Lease expires in December 2011.

Item 3. *LEGAL PROCEEDINGS*

From time to time in our normal course of business we are a party to various legal claims, actions and complaints. Currently, we do not have any pending litigation that we consider material.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

Item 4A. *EXECUTIVE OFFICERS AND KEY EMPLOYEES OF THE REGISTRANT*

The following table sets forth our executive officers and certain key employees.

Name	Age	Position
Gertrude Boyle	83	Chairman of the Board (1)
Timothy P. Boyle	58	President, Chief Executive Officer, Director (1)
Patrick D. Anderson	50	Vice President and Chief Operating Officer, Assistant Secretary (1)
Kerry W. Barnes	56	Vice President of Retail
Peter J. Bragdon	45	Vice President and General Counsel, Secretary (1)
Sherrie M. Curtin	52	Vice President of Women's and Youth Apparel
Thomas B. Cusick	40	Vice President and Corporate Controller
Daniel G. Hanson	49	Vice President of Marketing
Mark N. Koppes	45	Vice President of Men's Apparel
Michael W. McCormick	45	Vice President of Sales (1)
Mark Nenow	50	Vice President of Footwear
Susan G. Popp	52	Vice President of Human Resources (1)
Mark J. Sandquist	48	Vice President of Apparel and Equipment (1)
Bryan L. Timm	44	Vice President and Chief Financial Officer, Treasurer (1)
William Tung	43	Vice President of International Sales and Operations (1)
Patrick J. Werner	52	Vice President of Global Apparel Manufacturing

(1) These individuals are considered Executive Officers of Columbia.

Gertrude Boyle has served as Chairman of the Board of Directors since 1983. Columbia was founded by her parents in 1938 and managed by her husband, Neal Boyle, from 1964 until his death in 1970. Mrs. Boyle also served as our President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle's mother.

Timothy P. Boyle joined Columbia in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. He has been a member of the Board of Directors since 1978. Mr. Boyle is also a member of the Board of Directors of Northwest Natural Gas Company and Widmer Brothers Brewing Company. Mr. Boyle is Gertrude Boyle's son.

Patrick D. Anderson joined Columbia in June 1992 as Manager of Financial Reporting, became Corporate Controller in August 1993, and was appointed Chief Financial Officer in December 1996. In May 2001, Mr. Anderson was appointed Vice President of Finance and Administration as well as Assistant Secretary and served in this position until July 2002 when Mr. Anderson was named Vice President and Chief Operating Officer. From 1985 to 1992, Mr. Anderson was an accountant with Deloitte & Touche LLP.

Kerry W. Barnes joined Columbia in January 2007 as Vice President of Retail. From 2000 to 2006, Mr. Barnes served as the U.S. Director of Retail Stores for adidas AG. From 1981 to 2000, Mr. Barnes held various retail positions at Foot Locker, Inc. including Director of Outlet Sales and Regional Retail Vice President.

Peter J. Bragdon became Vice President and General Counsel, Secretary of Columbia in July 2004. Previously, from 1999 to January 2003, Mr. Bragdon served as Senior Counsel and Director of Intellectual Property for Columbia. Mr. Bragdon served as Chief of Staff in the Oregon Governor's office from January 2003 through June 2004. From 1993 to 1999, Mr. Bragdon was an attorney in the corporate securities and finance group at Stoel Rives LLP. Mr. Bragdon served as Special Assistant Attorney General for the Oregon Department of Justice for seven months in 1996.

Sherrie M. Curtin joined Columbia in 1997 as Key Account Sales Manager and held various management positions in both the apparel sales and merchandising divisions until November 2006 when she was promoted to Vice President of Women's and Youth Apparel. Prior to joining Columbia, Ms. Curtin held a merchandise management position at adidas AG from 1996 to 1997. From 1976 to 1996, Mrs. Curtin held various management positions in footwear and apparel for G. I. Joe's, Inc.

Thomas B. Cusick joined Columbia in September 2002 as Corporate Controller and was named Vice President and Corporate Controller in March 2006. From 1995 to 2002, Mr. Cusick worked for Cadence Design Systems (and OrCAD, a company acquired by Cadence in 1999), which operates in the electronic design automation industry, in various financial management positions. From 1990 to 1995, Mr. Cusick was an accountant with KPMG LLP.

Daniel G. Hanson joined Columbia in September 1989 and held various management positions in sales and marketing until 1996, when he became Director of Marketing Communications. In March 2006 Mr. Hanson was named Vice President of Marketing. From 1982 to 1989 Mr. Hanson worked for Helly-Hansen, where he served as United States Marketing Manager from 1986 to 1989.

Mark N. Koppes joined Columbia in August 2005 as General Manager, Men's Apparel. In November 2006, he was promoted to Vice President of Men's Apparel. Prior to Columbia, Mr. Koppes worked at NIKE, Inc. for 15 years in various positions including Product Line Manager, Apparel Merchandise Manager, Marketing Director, Apparel Business Director, Global Merchandise Director and Men's Apparel General Manager.

Michael W. McCormick joined Columbia in July 2006 as Vice President of Sales. From 2003 to 2006, Mr. McCormick served as Chief Marketing Officer for Golf Galaxy, Inc. From 2000 to 2002, Mr. McCormick served as Executive Vice President—Global Sales for Callaway Golf Company, and from 1992 to 2000, Mr. McCormick worked for NIKE, Inc. in various sales management positions, including Director of National Sales.

Mark Nenow joined Columbia in May 2007 as Vice President of Footwear. From 2006 to 2007, Mr. Nenow served as Vice President of Global Footwear Merchandising at Brooks Sports. From 1995 to 2006, Mr. Nenow was at NIKE, Inc. where he held various product line management positions in the running and outdoor categories. Prior to his footwear career, Mark was a professional track and field athlete and held the American track record for the 10,000 meters from 1986 to 2003.

Susan G. Popp joined Columbia in April 1997 as Human Resources Manager and in May of 2004 was named Human Resources Director. In March 2006, Ms. Popp was named Vice President of Human Resources. Prior to joining Columbia, Ms. Popp held Human Resource positions at NIKE, Inc. from 1996 to 1997; at Avia from 1994 to 1996; and at Blue Cross and Blue Shield of Oregon from 1981 to 1993.

Mark J. Sandquist joined Columbia in March 1995 as Senior Merchandiser of Men's and Women's Sportswear and in August 2000 was named General Manager—Sportswear Merchandising. In July 2004, Mr. Sandquist was named Vice President of Apparel and Equipment. From 1985 to 1995, Mr. Sandquist held various management positions for Unionbay Sportswear.

Bryan L. Timm joined Columbia in June 1997 as Corporate Controller and was named Chief Financial Officer in July 2002. In 2003 Mr. Timm was also named Vice President and Treasurer. From 1991 to 1997 Mr. Timm held various financial management positions for Oregon Steel Mills, Inc. From 1986 to 1991, Mr. Timm was an accountant with KPMG LLP. Mr. Timm is a member of the Board of Directors of Umpqua Holdings Corporation.

William Tung joined Columbia in September 2003 and was named Vice President of International Sales and Operations in December 2004. From 2002 to 2003, Mr. Tung worked for The Body Shop International PLC as Regional Director of North Asia. He was employed by The Rockport Company from 1994 to 2002 where he served in a variety of capacities, most recently as Vice President of Europe. From 1991 to 1994, Mr. Tung worked for Prince Racquet Sports (a division of Benetton Sportsystems) as Sales and Marketing Manager of Asia-Pacific.

Patrick J. Werner joined Columbia in April 2004 as the Director of Apparel Sportswear Sourcing. In November 2006, he was promoted to Vice President of Global Apparel Manufacturing. Prior to Columbia, Mr. Werner held several key apparel manufacturing and labor compliance roles at NIKE, Inc., where he worked from 1981 until 2004.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on the NASDAQ Global Select Market and trades under the symbol "COLM." At February 15, 2008, we had approximately 184 shareholders of record.

Following are the quarterly high and low closing prices for our Common Stock for the years ended December 31, 2007 and 2006:

	HIGH	LOW	DIVIDENDS DECLARED
2007			
First Quarter	$66.75	$54.69	$0.14
Second Quarter	$70.38	$62.50	$0.14
Third Quarter	$69.68	$55.31	$0.14
Fourth Quarter	$56.77	$43.55	$0.16
2006			
First Quarter	$54.54	$45.35	—
Second Quarter	$57.31	$44.96	—
Third Quarter	$56.76	$43.60	—
Fourth Quarter	$61.32	$52.77	$0.14

Since the completion of our initial public offering in April 1998 through the third quarter of 2006, we did not declare any dividends. We declared our first quarterly dividend in November 2006. Our current dividend policy is dependent on our earnings, capital requirements, financial condition, restrictions imposed by our credit agreements, and other factors considered relevant by our Board of Directors. For various restrictions on our ability to pay dividends, see Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Note 6 of Notes to Consolidated Financial Statements.

Performance Graph

The line graph below compares the cumulative total shareholder return of our Common Stock with the cumulative total return of the Standard & Poor's ("S&P") 400 MidCap Index, S&P 500 Index, S&P Small Cap 600 Index, Russell 3000 Textiles Apparel Manufacturers and the S&P 500 Textile (Apparel) Index for the period beginning December 31, 2002 and ending December 31, 2007. In 2007, we added the S&P 400 MidCap and Russell 3000 Textiles Apparel Manufacturers indices to the performance graph because we believe the companies included in these indices are more comparable to that of Columbia in terms of line of business and market capitalization. The graph assumes that $100 was invested on December 31, 2002, and that any dividends were reinvested.

Historical stock price performance should not be relied on as indicative of future stock price performance.

Columbia Sportswear Company
Stock Price Performance
December 31, 2002—December 31, 2007


Total Return to Stockholders
(Assumes $100 Investment on 12/31/02)
$250
$200
$150
$100
$50
$0
12/31/2002
12/31/2003
12/31/2004
12/31/2005
12/31/2006
12/31/2007
Columbia Sportswear Co.
S&P 400 MidCap Index
Russell 3000 Textiles Apparel Mfrs.
S&P 500 Textile (Apparel)
S&P 500 Index
S&P SmallCap 600 Index

Total Return Analysis

	12/31/2002	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007
Columbia Sportswear Co.	$100.00	$122.69	$134.20	$107.45	$125.69	$100.48
S&P 400 MidCap Index	$100.00	$135.53	$157.74	$177.48	$195.70	$211.26
S&P 500 Index	$100.00	$128.63	$142.59	$149.58	$173.01	$182.39
S&P SmallCap 600 Index	$100.00	$138.73	$170.08	$183.02	$210.62	$209.95
Russell 3000 Textiles Apparel Mfrs.	$100.00	$134.60	$170.06	$181.26	$229.82	$172.79
S&P 500 Textile (Apparel)	$100.00	$134.27	$174.38	$177.19	$220.43	$200.67

Securities Authorized for Issuance Under Equity Compensation Plans

See Part III Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, of this Annual Report on Form 10-K for information regarding our securities authorized for issuance under equity compensation plans.

Item 6. *SELECTED FINANCIAL DATA*

Selected Consolidated Financial Data

The selected consolidated financial data presented below for, and as of the end of, each of the years in the five-year period ended December 31, 2007 have been derived from our audited consolidated financial statements. The consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes that appear elsewhere in this annual report and Management's Discussion and Analysis of Financial Condition and Results of Operations set forth in Item 7.

	Year Ended December 31,				
	2007	2006 (1)	2005	2004	2003
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net sales	$1,356,039	$1,287,672	$1,155,791	$1,095,307	$951,786
Net income	144,452	123,018	130,736	138,624	120,121
Per Share of Common Stock Data:					
Earnings per share:					
Basic	$ 4.00	$ 3.39	$ 3.39	$ 3.44	$ 3.01
Diluted	3.96	3.36	3.36	3.40	2.96
Cash dividends per share	0.58	0.14	—	—	—
Weighted average shares outstanding:					
Basic	36,106	36,245	38,549	40,266	39,953
Diluted	36,434	36,644	38,943	40,812	40,591

	December 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Total assets	$1,166,481	$1,027,289	$ 967,640	$ 947,625	$783,766
Long-term obligations, net of current maturities	61	136	7,414	12,636	16,335

(1) Effective January 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, *Share-Based Payment,* under which compensation expense is recognized in the Consolidated Statement of Operations for the fair value of employee stock-based compensation. Prior to the adoption of SFAS No. 123R, we accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations. Accordingly, under APB Opinion No. 25, no compensation expense was recognized because the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of grant. We applied the disclosure provisions of SFAS No. 123, *Accounting for Stock Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure,* as if the fair value method had been applied in measuring compensation expense. See Note 13 of Notes to Consolidated Financial Statements for further discussion.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

This Annual Report, including Item 1 of Part I and Items 7 and 7A of Part II, contains forward-looking statements. Forward-looking statements include any statements related to our expectations regarding future performance conditions or market position, including any statements regarding anticipated sales growth across markets, distribution channels and product categories, access to raw materials and factory capacity, and financing and working capital requirements and resources.

These forward-looking statements, and others we make from time to time, are subject to a number of risks and uncertainties. Many factors may cause actual results to differ materially from those projected in forward-looking statements, including the risks described above in Item 1A, Risk Factors. We do not undertake any duty to update forward-looking statements after the date they are made or to conform them to actual results or to changes in circumstances or expectations.

The following discussion of our results of operations and liquidity and capital resources, including known trends and uncertainties identified by management, should be read in conjunction with the Consolidated Financial Statements and Accompanying Notes that appear elsewhere in this annual report.

In 2007, we reclassified our geographical net sales and segment reporting to reflect changes in our internal management and oversight structure as well as growth of the international distributor business. Net sales to international distributors, previously included as part of "Other International," have been regrouped into either the new Europe, Middle-East and Africa ("EMEA") or Latin America and Asia Pacific ("LAAP") region, in accordance with the markets in which each respective distributor operates. Previously reported geographical net sales information for fiscal years 2006 and 2005 has been reclassified to reflect this change.

All references to years relate to the calendar year ended December 31 of the particular year.

Overview

Since our initial public offering in 1998, our net sales have steadily increased from $427.3 million in 1998 to $1,356.0 million in 2007, which equates to a compound annual growth rate of 13.7% for this period. Although we cannot predict future results with certainty, our long-term goal is to capitalize on global market opportunities for each of our key product categories. We are committed to our growth strategies of enhancing the channel productivity of our existing customers, leveraging our brands internationally, further developing our existing merchandise categories, increasing our penetration into the department store and specialty footwear channels and expanding the global awareness of our brands through license agreements. With our well-developed sourcing and distribution infrastructure and proven design and product development team, we believe that we are well positioned for future long-term growth.

Highlights for the year ended December 31, 2007 include the following:

- Net sales increased $68.3 million, or 5%, to $1,356.0 million in 2007 from $1,287.7 million in 2006. Changes in foreign currency exchange rates compared with 2006 contributed two percentage points of consolidated net sales growth. Our sales growth was largely attributable to increased sales in LAAP, followed by the United States, EMEA and Canada. From a product category perspective, our sales growth was predominantly attributable to increased sales of sportswear. Sportswear sales continued to outpace outerwear sales as our largest product category representing $565.6 million, or 41.7%, of 2007 net sales.
- Our backlog for the spring 2008 selling season remained constant at $414.4 million as of September 30, 2007 compared to $414.5 million for the comparable period in 2006. Changes in currency exchange rates compared with 2006 contributed three percentage points of consolidated backlog. Accordingly, without these currency exchange rates changes backlog would have declined. Geographically, spring orders

increased in our Asia direct and International Distributor markets, and decreased in the United States and Europe direct. Global spring apparel orders remained flat, spring footwear orders decreased modestly and spring accessories and equipment orders increased modestly. Although we cannot predict with certainty any future results, our reported backlog is one indicator of our anticipated sales for the spring 2008 selling season. Many factors, however, could cause actual sales to differ materially from reported future order backlog. Moreover, our spring backlog is not indicative of, and should not be used in forecasting sales beyond the spring 2008 selling season.

- For the year, gross profit increased 80 basis points to 42.8% in 2007 from 42.0% in 2006. This expansion was primarily due to several factors, including modest increases in our average selling prices on spring 2007 products, lower freight costs and favorable hedged currency rates. The favorable gross profit effect of these items was partially offset by increased sales of spring and fall close-out product and higher international distributor shipments, both at lower gross margins.
- Selling, general and administrative expense increased $19.0 million, or 5%, to $385.8 million in 2007 from $366.8 million for the comparable period in 2006. This increase was primarily attributable to additional personnel-related costs to support our long-term growth strategies and higher depreciation expense related to major distribution projects partially offset by lower commission expense in the United States.
- Net income increased 17% to $144.5 million in 2007 from $123.0 million in 2006, and diluted earnings per share increased $0.60 to $3.96 in 2007 from $3.36 in 2006. Net income was favorably affected by a lower effective tax rate in 2007 compared to 2006. Our effective tax rate was 30.6% in 2007 compared to 33.6% in 2006. The lower rate in 2007 was primarily the result of the favorable conclusion of various United States and European tax examinations and the geographic mix of taxable income.
- In April 2004, our Board of Directors authorized the repurchase of $400 million of our common stock. Through December 31, 2007, we have repurchased approximately 6.6 million shares, at an aggregate purchase price of $316.1 million. The repurchase program does not obligate us to acquire any specific number of shares or acquire shares over any specified period of time.

Results of Operations

Net income increased $21.5 million, or 17%, to $144.5 million in 2007 from $123.0 million in 2006. Diluted earnings per share increased $0.60 to $3.96 in 2007 from $3.36 in 2006. Net income decreased $7.7 million, or 6%, to $123.0 million in 2006 from $130.7 million in 2005. Diluted earnings per share remained constant at $3.36 in 2006 and 2005.

The following table sets forth, for the periods indicated, the percentage relationship to net sales of specified items in our Consolidated Statements of Operations:

	2007	2006	2005
Net sales	100.0%	100.0%	100.0%
Cost of sales	57.2	58.0	56.4
Gross profit	42.8	42.0	43.6
Selling, general and administrative expense	28.5	28.5	27.9
Net licensing income	(0.4)	(0.5)	(0.4)
Income from operations	14.7	14.0	16.1
Interest income (expense), net	0.6	0.4	0.4
Income before income tax	15.3	14.4	16.5
Income tax expense	4.6	4.8	5.2
Net income	10.7%	9.6%	11.3%

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Sales: Consolidated net sales increased $68.3 million, or 5%, to $1,356.0 million in 2007 from $1,287.7 million in 2006. Changes in foreign currency exchange rates compared with 2006 contributed two percentage points of consolidated net sales growth.

Increased net sales were realized in each major geographic region in which we operate, led by LAAP, followed by the United States, EMEA and Canada. By product category, increased net sales were led by sportswear, followed by footwear, accessories and equipment, while sales of outerwear remained essentially flat. Sales growth was primarily the result of an increase in the quantity of units sold in each geographic region.

Sales by Product Category

Net sales from sportswear increased $56.5 million, or 11%, to $565.6 million in 2007 from $509.1 million in 2006. As a result of continued strength in our sportswear business, it remained our largest product category, representing 41.7% of total sales. We primarily attribute the increase in sportswear sales to higher sales in the United States, followed by EMEA, LAAP and Canada. The increase in sportswear sales was driven by a broader assortment of products, competitive pricing and related consumer demand, particularly fleece sweaters, knitted and woven tops and pants.

Net sales from outerwear increased $1.1 million, or less than 1%, to $497.6 million in 2007 from $496.5 million in 2006. We primarily attribute the increase in outerwear sales to an increase in sales in LAAP, followed by Canada, while sales of outerwear decreased in EMEA and the United States. Outerwear sales growth was driven by increased sales of our Columbia and Mountain Hardwear brands across all regions, except EMEA direct. Growth in Columbia brand outerwear sales in the United States was largely offset by a significant decrease in Pacific Trail outerwear sales. The decrease in outerwear sales in EMEA direct was primarily due to the extended periods of unseasonably warm weather conditions throughout Western Europe during the fall and winter seasons of 2006, which resulted in lower pre-season orders from retailers for the 2007 fall season.

Net sales from footwear increased $7.7 million, or 4%, to $227.4 million in 2007 from $219.7 million in 2006. Footwear sales growth was led by LAAP, followed by EMEA and Canada, while sales of footwear decreased in the United States. We primarily attribute the increase in international footwear sales to higher sales of men's and women's spring footwear to key international distributor markets in the LAAP and EMEA regions. The decrease in footwear sales in the United States was primarily due to higher than average volumes of fall 2006 Columbia and Sorel cold weather footwear product remaining in inventories at retailers resulting in lower orders from those retailers for fall 2007 products.

Net sales from accessories and equipment increased $3.0 million, or 5%, to $65.4 million in 2007 from $62.4 million in 2006. Accessories and equipment sales growth was led by LAAP, followed by the United States and EMEA, partially offset by a decrease in net sales in Canada. The increase in sales of accessories and equipment in our LAAP region was primarily related to expanded distribution and increased consumer demand.

Sales by Geographic Region

Net sales in the United States increased $15.2 million, or 2%, to $767.2 million in 2007 from $752.0 million in 2006. The increase in net sales in the United States was attributable to increased sales of sportswear, followed by accessories and equipment, while sales of footwear and outerwear decreased. Sportswear sales growth was primarily attributable to strong sales of fleece and sweaters. Growth in sales of Columbia brand outerwear was largely offset by a significant decrease in Pacific Trail outerwear sales. The decrease in footwear sales was primarily due to higher than average volumes of fall 2006 Columbia and Sorel cold weather footwear product remaining in inventories at retailers resulting in lower orders from those retailers for fall 2007 products and to a lesser degree, a decrease in Montrail footwear sales.

Net sales in the EMEA region increased $14.4 million, or 5%, to $287.0 million in 2007 from $272.6 million in 2006. Changes in foreign currency exchange rates compared with 2006 contributed six percentage points of EMEA net sales growth. The increase in net sales in the EMEA region was led by sportswear, followed by footwear and accessories and equipment, partially offset by a decrease in outerwear sales. Our EMEA direct business was negatively affected by extended periods of unseasonably warm weather conditions throughout Western Europe during the fall and winter seasons of 2006, which resulted in lower pre-season orders from retailers buying less outerwear for the 2007 fall season. EMEA direct net sales decreased as the result of decreased sales in the United Kingdom, Italy and Spain. In response to business challenges in EMEA direct, we reorganized our European management team in the second half of 2007 and reestablished strong connections between our European and U.S. product teams to ensure more direction and interaction as we realign our European product assortments with consumers' expectations. Our EMEA distributor business growth was largely the result of increased sales of outerwear, sportswear and footwear by our distributor in Russia.

Net sales in the LAAP region increased $32.8 million, or 23%, to $175.7 million in 2007 from $142.9 million in 2006. Changes in foreign currency exchange rates compared with 2006 contributed one percentage point of LAAP net sales growth. Sales growth in the LAAP region was led by our LAAP distributor business, followed by our Korea and Japan businesses. Sales growth was led by footwear, followed by sportswear, outerwear and accessories and equipment. Sales growth by our LAAP distributors was largely the result of increased sales by our distributor in China, primarily due to increased sales of footwear. The increase in Korea sales resulted from the opening of new stores and continued growth of Columbia outerwear sales. Japan sales growth resulted from more favorable weather during the fourth quarter of 2007 as well as increased sales from our own retail channel.

Net sales in Canada increased $5.9 million, or 5%, to $126.1 million in 2007 from $120.2 million in 2006. Changes in foreign currency exchange rates compared with 2006 contributed five percentage points of Canada's net sales growth. Sales growth was led by sportswear, followed by outerwear and footwear, while sales of accessories and equipment decreased. Cold weather conditions during the fourth quarter of 2007 resulted in a higher volume of close-out product sales compared to the same period in 2006.

Gross Profit: Gross profit as a percentage of net sales increased to 42.8% in 2007 from 42.0% in 2006. We primarily attribute the increase in gross profit margin to modest increases in our average selling prices on spring 2007 products, lower freight costs and favorable hedged currency rates. The favorable gross profit effect of these items was partially offset by increased sales of spring and fall close-out product and higher international distributor shipments, both at lower gross margins.

Improvement in foreign currency hedge rates for our spring and fall 2007 selling seasons favorably affected our gross profit. Since our global supply of inventory is generally purchased with U.S. dollars, the gross profit of our direct international businesses is partially dependent on the valuation of the U.S. dollar. For our spring and fall 2007 selling seasons, the hedge rates for our European and Canadian direct businesses improved from our spring and fall 2006 selling seasons.

An increase in 2007 close-out product sales at lower gross margins compared to 2006 had a negative effect on our consolidated gross profits. We primarily attribute this increase to elevated close-out sales levels in 2007, due to unseasonably cool weather conditions in the early part of the spring season in the United States and earlier shipments of fall 2007 close-outs compared to 2006.

Our gross profits may not be comparable to those of other companies in our industry because some include all of the costs related to their distribution network in cost of sales. We, like others, have chosen to include these expenses as a component of selling, general and administrative expense.

Selling, General and Administrative Expense: Selling, general and administrative expense ("SG&A") includes all costs associated with our design, merchandising, marketing, distribution and corporate functions including related depreciation and amortization.

SG&A expense increased $19.0 million, or 5%, to $385.8 million in 2007 from $366.8 million in 2006. Selling expenses decreased $1.6 million, or 1%, while general and administrative expenses increased $20.6 million, or 8%. As a percentage of net sales, SG&A remained flat at 28.5% for 2007 and 2006.

Selling expenses, including commissions and advertising, decreased to 8.3% of net sales for 2007 from 8.9% of net sales for 2006. We largely attribute the decrease in selling expenses as a percentage of net sales to reduced commission rates in the United States and changes to our sales agency structures in Europe as well as lower advertising expenses, offset by increased promotional spending and sample costs.

The increase in general and administrative expenses primarily resulted from an increase in depreciation expense and personnel related costs. Depreciation and amortization included in general and administrative expenses totaled $29.3 million for 2007 compared to $22.5 million for 2006. The increase in depreciation expense is primarily related to the Portland and Cambrai distribution center projects. The increase in personnel related costs was to support our growth initiatives.

Net Licensing Income: We derive licensing income from income that we earn through licensing our trademarks across a range of categories that complement our current product offerings. Products distributed by our licensees in 2007 included socks, leather accessories, bicycles, camping gear, eyewear, insulated products including soft-sided coolers, leather outerwear, performance base layer, watches, home furnishings and other accessories.

Net licensing income decreased $0.3 million, or 5%, to $5.2 million in 2007 from $5.5 million in 2006. Licensing income in 2007 was led by Columbia licensed socks, followed by licensed leather accessories, bicycles, camping gear, and eyewear.

Interest Income and Expense: Interest income was $9.0 million in 2007 compared to $6.8 million in 2006. The increase in interest income was primarily due to a higher combined cash equivalents and short-term investments balance compared to the same period in 2006. Interest expense decreased to $0.1 million in 2007 from $1.2 million in 2006. We primarily attribute the decrease in interest expense to a reduction in notes payable.

Income Tax Expense: Our provision for income taxes increased to $63.6 million in 2007 from $62.3 million in 2006. This increase resulted from higher net income before tax offset by a decrease in our effective income tax rate to 30.6% in 2007 compared to 33.6% in 2006. The lower rate in 2007 was primarily the result of the favorable conclusion of various United States and European tax examinations and the geographic mix of taxable income.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales: Consolidated net sales increased $131.9 million, or 11%, to $1,287.7 million in 2006 from $1,155.8 million in 2005. Changes in foreign currency exchange rates compared with 2005 contributed less than one percentage point of consolidated net sales growth.

Increased net sales were realized in each major geographic region in which we operate, led by the United States, followed by EMEA, LAAP and Canada. By product category, increased net sales were led by sportswear, followed by outerwear, footwear and accessories and equipment. Sales growth was primarily the result of an increase in the quantity of units sold in each geographic region and product category.

Sales by Product Category

Net sales from sportswear increased $58.8 million, or 13%, to $509.1 million in 2006 from $450.3 million in 2005. As a result of continued strength in our sportswear business, sportswear remained our largest product category, representing 39.5% of total sales. We primarily attribute the increase in sportswear sales to an increase in sales in the United States, followed by EMEA, LAAP and Canada. The increase in sportswear sales was driven by continued growth in the United States resulting from a broader assortment of products, competitive pricing and related consumer demand for our sportswear products, particularly knitted and woven tops, pants and fleece sweaters.

Net sales from outerwear increased $56.5 million, or 13%, to $496.5 million in 2006 from $440.0 million in 2005. We primarily attribute the increase in outerwear sales to an increase in sales in the United States, followed by EMEA, LAAP and Canada. Outerwear unit sales growth in the United States was the result of an expanded line of outerwear styles for the Columbia brand as well as sales resulting from our acquisition of the Pacific Trail brand. We expanded our Fall 2006 Columbia outerwear product line due to increased global competition. International outerwear sales growth was attributable to continued strength in certain key international distributor markets and our ability to capitalize on our expanded Fall 2006 product line.

Net sales from footwear increased $8.5 million, or 4%, to $219.7 million in 2006 from $211.2 million in 2005. Footwear sales growth was led by EMEA, followed by LAAP, while sales of footwear decreased in Canada and the United States. Our footwear unit sales growth was driven by incremental sales of Montrail-branded footwear. Excluding sales of Montrail footwear, footwear sales were adversely affected by undifferentiated product in our Columbia footwear product line coupled with a highly competitive outdoor footwear market and warm global weather conditions, which had a negative effect on sales of cold weather footwear.

Net sales from accessories and equipment increased $8.1 million, or 15%, to $62.4 million in 2006 from $54.3 million in 2005. The increase in accessories and equipment sales was the result of increased sales in all major geographic regions. Accessories and equipment sales growth was led by the United States, followed by LAAP, EMEA and Canada. We primarily attribute this growth to increased sales of bags and packs, which we began to directly produce and sell beginning in 2006.

Sales by Geographic Region

Net sales in the United States increased $75.1 million, or 11%, to $752.0 million in 2006 from $676.9 million in 2005. The increase in net sales in the United States was attributable to increased sales of sportswear, followed by outerwear and accessories and equipment sales, while sales of footwear decreased. Sales growth in the United States was the result of an expanded product line for outerwear and sportswear as well as increased sales within most of our distribution channels, particularly the department store, outdoor and sports specialty channels. Sales growth in the United States was also attributable to sales of Pacific Trail outerwear and Montrail footwear which were $22.4 million and $14.0 million, respectively.

Net sales in the EMEA region increased $29.4 million, or 12%, to $272.6 million in 2006 from $243.2 million in 2005. The percentage increase in EMEA sales was not affected by changes in currency exchange rates. Sales growth in the EMEA region was led by our EMEA direct business followed by our EMEA distributor business. By product category, sales growth was led by outerwear, followed by sportswear, footwear and accessories and equipment. EMEA direct sales increased primarily as the result of increased sales in Switzerland, France and Italy while sales in other key markets including Spain, Germany and the United Kingdom decreased. Sales growth in Switzerland was partially attributable to the acquisition of our distributor in Switzerland, Tecnisport SA, in July 2005. Partially offsetting that growth, our EMEA direct business was negatively affected by competitive pressures coupled with a key customer's decision to expand its private label program, which resulted in reduced outerwear and footwear orders from that key customer. Warm weather conditions throughout Europe during the third and fourth quarters also affected Europe sales unfavorably. Growth in our EMEA distributor business was the result of increased sales by our distributor in Russia.

Net sales in the LAAP region increased $22.0 million, or 18%, to $142.9 million in 2006 from $120.9 million in 2005. The percentage increase in LAAP sales was not affected by changes in currency exchange rates.

Sales growth in the LAAP region was led by our LAAP distributor business, followed by our Korea and Japan businesses. Sales growth was led by outerwear, followed by sportswear, footwear and accessories and equipment. Sales growth by our LAAP distributors was largely the result of increased sales by our distributor in China. The increase in Korea sales resulted from the opening of new stores and continued sales growth attributable to the Mountain Hardwear brand. Japan sales growth resulted from continued consumer demand for Columbia-brand products through key distribution channels, particularly sports chains, and increased sales through our own retail channel.

Net sales in Canada increased $5.4 million, or 5%, to $120.2 million in 2006 from $114.8 million in 2005. Changes in foreign currency exchange rates compared with 2005 contributed seven percentage points of Canada's net sales growth. Sales growth was led by sportswear, followed by outerwear and accessories and equipment, while sales of footwear decreased. Sales growth in Canada was largely due to increased sales within the department store and sports specialty channels. Warm weather conditions, primarily in eastern Canada, during the third and fourth quarters negatively affected cold weather apparel and footwear shipments.

Gross Profit: Gross profit as a percentage of net sales decreased to 42.0% in 2006 from 43.6% in 2005. We primarily attribute the decrease in gross profit margin to increased competition and inefficiencies in our fall 2006 product line, lower gross margins on Pacific Trail and Montrail shipments and various other less significant items, including stock-based compensation expense, European anti-dumping duties imposed on Chinese and Vietnamese footwear imports and certain international promotional campaigns. The negative gross margin effect of these items was partially offset by a reduction in sales of close-out products.

The most significant factor that adversely affected our 2006 gross profit margins was increased competition in the United States and EMEA direct. As a result of these competitive pressures, we broadened our product assortment, resulting in sourcing inefficiencies, and more competitively priced our Fall 2006 products, both of which negatively affected our 2006 gross profit margins.

A decrease in 2006 close-out sales at higher gross margins compared to 2005 had a favorable effect on our consolidated gross profits. This decrease is partially attributable to elevated close-out sales levels in 2005 due to unseasonably cool weather conditions in the early part of the spring season in the United States.

Our gross profits may not be comparable to those of other companies in our industry because some include all of the costs related to their distribution network in cost of sales. We, like others, have chosen to include these expenses as a component of selling, general and administrative expense.

Selling, General and Administrative Expense: SG&A expense increased $44.6 million, or 14%, to $366.8 million in 2006 from $322.2 million in 2005. Selling expenses increased $2.8 million, or 3%, while general and administrative expenses increased $41.8 million, or 20%. As a percentage of net sales, SG&A increased to 28.5% for 2006 from 27.9% for 2005. Selling expenses, including commissions and advertising, decreased to 8.9% of net sales for 2006 from 9.7% of net sales for 2005. We attribute the decrease in selling expenses as a percentage of net sales to lower sales commissions and other promotional expenses. The decrease in sales commissions was largely attributable to our decision to hire an internal sales staff in certain key European markets.

The increase in general and administrative expenses primarily resulted from an increase in personnel-related costs. We attribute the increase in personnel costs to stock-based compensation expense of $9.1 million and increased personnel costs in the United States and EMEA direct. The increased personnel costs in the United States were partially a result of our acquisition of the Montrail and Pacific Trail brands while the increased EMEA direct headcount was attributable to our decision to hire an internal sales staff for certain key European markets as well as increased merchandising and administrative personnel. Depreciation and amortization included in general and administrative expenses totaled $22.5 million for 2006 compared to $22.7 million for 2005.

Net Licensing Income: Net licensing income increased $1.1 million, or 25%, to $5.5 million in 2006 from $4.4 million in 2005. Licensing income in 2006 was led by Columbia licensed socks and performance base layer, followed by licensed leather outerwear and accessories, camping gear, eyewear and home furnishings.

Interest Income and Expense: Interest income was $6.8 million in 2006 compared to $6.4 million in 2005. The increase in interest income was primarily due to the higher interest rate environment compared to the same period in 2005, partially offset by the reduction in cash and short-term investments used for operations, repurchase of common stock, capital expenditures and acquisitions during 2006. Interest expense decreased to $1.2 million in 2006 from $1.5 million in 2005. The decrease in interest expense was primarily attributable to a lower long-term debt level coupled with higher capitalized interest related to distribution related capital projects, which reduced interest expense during 2006.

Income Tax Expense: Our provision for income taxes increased to $62.3 million in 2006 from $60.1 million in 2005 due to an increase in the effective tax rate to 33.6% in 2006 from 31.5% in 2005. The lower rate in 2005 was due primarily to the conclusion of several income tax audits which resulted in the recording of a net tax benefit in 2005 of approximately $5.6 million.

Business Strategy and Outlook

Our business, like other branded consumer product companies, is heavily dependent upon discretionary consumer spending patterns. Our net sales volumes are affected in the near-term by macro-economic forces that cause fluctuations in those patterns and the resulting actions of our wholesale customers. In the second half of 2007, several macro-economic trends emerged in the U.S. that appear to be causing a general slowing of retail sales, particularly in the department and specialty store channels that represent the largest proportion of our sales. A growing number of leading economists are predicting a U.S. recession commencing sometime in 2008. U.S. recessions have sometimes triggered or worsened recessions in other key European and Asian markets in which we operate. In the past, economic trends of this nature have often resulted in our wholesale customers taking a more cautious approach when placing advance orders for seasonal products.

Although we cannot yet predict how the current economic environment will affect our wholesale customers' orders for fall 2008, the bulk of which we will receive by March 31, 2008, we have chosen to invest in two strategies: a demand creation strategy and a retail expansion strategy.

Our demand creation strategy is designed to stimulate increased consumer demand. This strategy includes increased levels of integrated marketing activities, including expanded print, television, outdoor and Internet advertising; enhanced in-store displays and merchandising techniques executed in partnership with various wholesale customers; and increased public relations and other brand communications focusing on what we believe are our superior apparel and footwear technologies, performance features and styling. We can, to some degree, adjust the amount of our demand creation spending in response to the volume of fall 2008 bookings we receive from our wholesale customers. We believe however, that increasing this spending over prior year levels will stimulate consumer demand, enhance our brand equity, grow our market share and be accretive to earnings in the long-term.

Our retail expansion strategy is designed to improve inventory management and distribution of excess and end-of-season products in the U.S. with minimal disruption to our wholesale distribution channels. This strategy involves opening approximately 15 new outlet stores in key U.S. outlet centers in each of the next few years, building on our base of existing outlet stores. In addition, we plan to open several new first-line retail stores for our brands in key metropolitan markets in order to provide a comprehensive environment to communicate key marketing initiatives, breadth of assortments and expert service levels expected from demanding consumers. We have signed leases for several new outlet locations and we are in various stages of negotiations on the remaining new outlet locations for 2008. We expect to open all 15 new 2008 outlet locations by mid-November in anticipation of the 2008 holiday shopping season. We have not signed any leases for new first-line stores but we are in various stages of exploration and negotiation on several locations. The timing of opening our new first-line stores is dependent upon successfully concluding our explorations and negotiations.

We expect our expanded retail initiative, coupled with our planned increases in marketing and advertising during a period of uncertain consumer trends, will negatively affect our operating income and may preclude us from achieving operating margin leverage or increased profitability in 2008 compared with 2007. However, we expect these investments to establish sustainable platforms that will support improved long-term growth and profitability.

Liquidity and Capital Resources

Our primary ongoing funding requirements are to finance working capital and for the continued growth of the business. We financed our operations for the year ended December 31, 2007 primarily through cash provided by operating activities. At December 31, 2007, we had total cash and cash equivalents of $192.0 million compared to $64.9 million at December 31, 2006. Cash provided by operating activities was $124.5 million in 2007 compared to $157.1 million in 2006. The decrease in cash provided by operating activities was the result of a higher level of inventory to support our outlet store expansion plan, higher levels of carryover, core and replenishment inventory, and to early spring inventory receipts to support our product marketing initiatives.

Our primary capital requirements are for working capital, investing activities associated with the expansion of our global operations and general corporate needs. Net cash provided by investing activities was $41.5 million in 2007 compared to net cash used in investing activities of $81.1 million in 2006. In 2007, our investing activities primarily consisted of the net sales of short-term investments of $73.7 million partially offset by capital expenditures of $34.3 million. Capital expenditures in 2007 consisted of approximately $10 million in maintenance capital expenditures and $24 million for other capacity and growth initiatives. In 2006, our investing activities primarily consisted of $50.9 million used for capital expenditures and $33.7 million used for the acquisitions of Montrail and Pacific Trail, net of $1.7 million provided by the sale of the acquired Dockers licenses. Capital expenditures in 2006 mostly related to the expansion of our distribution center in Cambrai, France and the upgrade of our distribution center in Portland, Oregon.

Cash used in financing activities was $40.4 million in 2007 and $113.4 million in 2006. In 2007, net cash used in financing activities included the repurchase of common stock at an aggregate price of $31.8 million, payment of dividends of $20.9 million, the net repayments of notes payable of $3.6 million, partially offset by the proceeds from the issuance of common stock under employee stock plans of $14.2 million. In 2006, net cash used in financing activities included the repurchase of common stock at an aggregate price of $75.5 million, the net repayments of notes payable of $42.9 million and of long-term debt of $13.8 million and payment of a dividend of $5.0 million, partially offset by the proceeds from the issuance of common stock under employee stock plans of $21.7 million.

To fund our domestic working capital requirements, we have available unsecured revolving lines of credit with aggregate seasonal limits ranging from $50 million to $125 million, of which $25 million to $100 million is committed. At December 31, 2007, no balance was outstanding under these lines of credit. Internationally, our subsidiaries have local currency operating lines in place guaranteed by us with a combined limit of approximately $121.9 million at December 31, 2007, of which $4.3 million is designated as a European customs guarantee. At December 31, 2007, no balance was outstanding under these lines of credit.

We expect to fund our future capital expenditures with existing cash and cash provided by operations. If the need arises for additional expenditures, we may need to seek additional funding. Our ability to obtain additional financing will depend on many factors, including prevailing market conditions, our financial condition, and our ability to negotiate favorable terms and conditions. Financing may not be available on terms that are acceptable or favorable to us, if at all.

Our operations are affected by seasonal trends typical in the outdoor apparel industry, and have historically resulted in higher sales and profits in the third calendar quarter. This pattern has resulted primarily from the timing of shipments to wholesale customers for the fall outerwear season. We believe that our liquidity requirements for at least the next 12 months will be adequately covered by existing cash, cash provided by operations and existing short-term borrowing arrangements.

The following table presents our estimated contractual commitments (in thousands):

	Year ending December 31,						
	2008	2009	2010	2011	2012	Thereafter	Total
Installment payments (1)	$ 185	$ 61	$ —	$ —	$ —	$ —	$ 246
Product purchase obligations (2)	148,835	—	—	—	—	—	148,835
Operating leases (3):							
Non-related parties	14,371	11,799	9,529	7,875	7,019	41,349	91,942
Related party	583	583	583	583	—	—	2,332

We have recorded FIN 48 liabilities in our Consolidated Balance Sheet at December 31, 2007 of approximately $21.3 million; however, they have not been included in the table above because we are uncertain as to if or when such amounts may be settled. See Note 10 of Notes to Consolidated Financial Statements.

(1) Installment payments consist of purchase obligations made in the ordinary course of business for non-product purchases. The amounts represent the minimum payments required, including any imputed interest, by contracts and agreements.

(2) Product purchase obligations consist of open production purchase orders for sourced apparel, footwear, equipment and accessories, and materials used to manufacture apparel. The reported amounts exclude product purchase liabilities included in accounts payable on the Consolidated Balance Sheet at December 31, 2007.

(3) Operating lease obligations include retail space operating leases, which often include real estate taxes, insurance, common area maintenance ("CAM"), and other costs in addition to base rent. Operating lease obligations listed above do not include real estate taxes, insurance, CAM, and other costs for which we are obligated. Total expense related to real estate taxes, insurance, CAM, and other costs related to these leases for the year ended December 31, 2007 was $0.8 million and is included in SG&A expense on the Consolidated Statement of Operations. These operating lease commitments are not reflected on the Consolidated Balance Sheet.

Off-Balance Sheet Arrangements

We maintain unsecured and uncommitted lines of credit with a combined limit of $150.0 million at December 31, 2007, available for issuing letters of credit. At December 31, 2007, we had letters of credit outstanding of $13.7 million issued for purchase orders for inventory.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, our financial position and results of operations are routinely subject to a variety of risks, including market risk associated with interest rate movements on borrowings and investments and currency rate movements on non-U.S. dollar denominated assets, liabilities and income. We regularly assess these risks and have established policies and business practices that should result in an appropriate level of protection against the adverse effect of these and other potential exposures. We do not enter into foreign currency or interest rate transactions for speculative purposes.

Our foreign currency risk management objective is to protect cash flows resulting from production purchases, intercompany transactions and other costs from exchange rate movements. We manage this risk primarily by using forward exchange contracts and options to hedge various firm as well as anticipated commitments and the related receivables and payables, including third party or intercompany transactions. Anticipated, but not yet firmly committed, transactions that we hedge carry a high level of certainty and are expected to be recognized within one year. We use cross-currency swaps to hedge foreign currency denominated payments related to intercompany loan agreements. Hedged transactions are denominated primarily in the Euro, Japanese yen and Canadian dollars.

The fair value of our hedging contracts was unfavorable by approximately $3.1 and $0.9 million at December 31, 2007 and 2006, respectively. A 10% change in the Euro, Japanese yen and Canadian dollar exchange rates would have resulted in the fair value fluctuating approximately $9.8 million at December 31, 2007 and $8.9 million at December 31, 2006. Changes in fair value, resulting from foreign exchange rate fluctuations, would be substantially offset by the change in value of the underlying hedged transactions.

Our exposure to market risk for changes in interest rates relates primarily to our debt obligations. We did not have any long-term debt obligations at December 31, 2007 or 2006. We have cash flow exposure on our committed and uncommitted bank lines of credit because interest on those lines floats and is based on LIBOR and other interest rate indices. At December 31, 2007, our bank lines of credit did not have a balance. At December 31, 2006, our bank lines of credit had a $3.5 million balance, and thus no material interest rate exposure existed.

Critical Accounting Policies and Estimates

Management's discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make various estimates and judgments that affect reported amounts of assets, liabilities, sales, cost of sales and expenses and related disclosure of contingent assets and liabilities. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our financial statements, so we consider these to be our critical accounting policies and estimates. Because of the uncertainty inherent in these matters, actual results could differ from the estimates we use in applying the critical accounting policies. We base our ongoing estimates on historical experience and other various assumptions that we believe to be reasonable under the circumstances. Many of these critical accounting policies affect working capital account balances, including the policy for revenue recognition, the allowance for uncollectible accounts receivable, the provision for potential excess, close-out and slow moving inventory, product warranty, income taxes and stock-based compensation.

Management and our independent auditors regularly discuss with our audit committee each of our critical accounting estimates, the development and selection of these accounting estimates, and the disclosure about each estimate in Management's Discussion and Analysis of Financial Condition and Results of Operations. These discussions typically occur at our quarterly audit committee meetings and include the basis and methodology used in developing and selecting these estimates, the trends in and amounts of these estimates, specific matters affecting the amount of and changes in these estimates, and any other relevant matters related to these estimates, including significant issues concerning accounting principles and financial statement presentation.

Revenue Recognition

We record wholesale and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer, based on the terms of sale. Title generally passes upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer. Retail store revenues are recorded at the time of sale.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly where we sell directly in Western Europe, precise information regarding the date of receipt by the customer is not readily available. In these cases, we estimate the date of receipt by the customer based on historical and expected delivery times by geographic location. We periodically test the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to seven days. To date, we have found these estimates to be materially accurate.

At the time of revenue recognition, we also provide for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that we have established, we will record a reduction or increase to net revenues in the period in which we make such a determination. Over the three year period ended December 31, 2007, our actual annual sales returns and miscellaneous claims from customers were less than two percent of net sales.

Allowance for Uncollectible Accounts Receivable

We make ongoing estimates of the uncollectibility of our accounts receivable and maintain an allowance for estimated losses resulting from the inability of our customers to make required payments. In determining the amount of the allowance, we consider our historical level of credit losses and we make judgments about the creditworthiness of customers based on ongoing credit evaluations. We analyze specific customer accounts, customer concentrations, credit insurance coverage, current economic trends, and changes in customer payment terms. Because we cannot predict future changes in the financial stability of our customers, actual future losses from uncollectible accounts may differ from our estimates. If the financial condition of our customers deteriorates, resulting in their inability to make payments, a larger allowance may be required. If we determine that a smaller or larger allowance is appropriate, we will record a credit or a charge to SG&A expense in the period in which we make such a determination.

Inventory Obsolescence and Product Warranty

We make ongoing estimates of potential future excess, close-out or slow moving inventory and product warranty costs. We identify our excess inventory, a component of which is planned, and evaluate our purchase commitments, sales forecasts, and historical experience, and make provisions as necessary to properly reflect inventory value at the lower of cost or estimated market value. When we evaluate our reserve for warranty costs, we consider our historical claim rates by season, product mix, current economic trends, and the historical cost to repair, replace, or refund the original sale. If we determine that a smaller or larger reserve is appropriate, we will record a credit or a charge to cost of sales in the period we make such a determination.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, we recognize income tax expense for the amount of taxes payable or refundable for the current year and for the amount of deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We make assumptions, judgments and estimates to determine our current provision for income taxes, our deferred tax assets and liabilities, and our uncertain tax positions in accordance with Financial Accounting Standards Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly affect the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years could cause our current assumptions, judgments and estimates of recoverable net deferred taxes to be inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates, which could materially affect our financial position and results of operations.

On a quarterly basis, we estimate what our effective tax rate will be for the full fiscal year and record an appropriate quarterly income tax provision, in accordance with the anticipated effective rate. As the calendar year progresses, we periodically refine our estimate based on actual events and earnings by jurisdiction during the year. This ongoing estimation process can result in changes to our expected effective tax rate for the full calendar year. When this occurs, we adjust the income tax provision during the quarter in which the change in estimate occurs so that our year-to-date provision equals our expected annual effective tax rate.

Stock-Based Compensation

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123R, under which compensation expense is recognized in the Consolidated Statement of Operations for the fair value of employee stock-based compensation. We have elected the modified-prospective transition method as permitted by SFAS No. 123R and, accordingly, prior periods have not been restated to reflect the effect of SFAS No. 123R. The modified-prospective transition method requires that stock-based compensation expense recognized in the Consolidated Statement of Operations include (1) amortization of all stock-based compensation granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) amortization of all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Prior to the adoption of SFAS No. 123R, we accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and related interpretations. Accordingly, under APB Opinion No. 25, no compensation expense was recognized because the exercise price of our employee stock options was equal to the market price of the underlying stock on the date of grant. We applied the disclosure provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure*, as if the fair value method had been applied in measuring compensation expense.

As allowed under SFAS No. 123R, we estimate stock-based compensation for stock options granted using the Black-Scholes option-pricing model, which requires various highly subjective assumptions, including volatility and expected option life. In addition, pursuant to SFAS No. 123R, we estimate forfeitures when calculating stock-based compensation expense, rather than accounting for forfeitures as incurred, which was our previous method. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from the expense recorded in the current period. See Note 13 of Notes to Consolidated Financial Statements for additional details.

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141R, *Business Combinations*. This Statement replaces SFAS No. 141 and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141R also requires transaction costs related to the business combination to be expensed as incurred. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material effect on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160. *Noncontrolling Interests in Consolidated Financial Statements*. This Statement amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We do not expect the adoption of this statement to have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115*. This standard permits us to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of this statement to have a material effect on our consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to increase consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We do not expect the adoption of this statement to have a material effect on our consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued FIN 48. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was adopted in the first quarter of 2007. The cumulative effect of adopting FIN 48 is recorded in retained earnings. See Note 10 of Notes to Consolidated Financial Statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item is included in Management's Discussion and Analysis of Financial Condition and Results of Operations and is incorporated herein by this reference.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Our management is responsible for the information and representations contained in this report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, which we consider appropriate in the circumstances and include some amounts based on our best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Our accounting systems include controls designed to reasonably assure that assets are safeguarded from unauthorized use or disposition and which provide for the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. These systems are supplemented by the selection and training of qualified financial personnel and an organizational structure providing for appropriate segregation of duties.

The Audit Committee is responsible for recommending to the Board of Directors the appointment of the independent accountants and reviews with the independent accountants and management the scope and the results of the annual examination, the effectiveness of the accounting control system and other matters relating to our financial affairs as they deem appropriate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, OR

We have audited the accompanying consolidated balance sheets of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the consolidated financial statement schedule listed on the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Columbia Sportswear Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standard, No. 123(R), *Share-Based Payment* effective January 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
Portland, OR
February 28, 2008

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2007	December 31, 2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 191,950	$ 64,880
Short-term investments	81,598	155,170
Accounts receivable, net (Note 2)	300,506	285,858
Inventories, net (Note 4)	265,874	212,323
Deferred income taxes (Note 10)	31,169	26,740
Prepaid expenses and other current assets	14,567	12,713
Total current assets	885,664	757,684
Property, plant, and equipment, net (Note 5)	210,450	199,426
Intangibles and other non-current assets (Note 2)	53,094	52,681
Goodwill (Note 2)	17,273	17,498
Total assets	$1,166,481	$1,027,289
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Notes payable (Note 6)	$ —	$ 3,540
Accounts payable	95,412	88,107
Accrued liabilities (Note 7)	62,549	63,632
Income taxes payable (Note 10)	7,436	31,523
Deferred income taxes (Note 10)	949	948
Other (Note 8)	185	159
Total current liabilities	166,531	187,909
Other long-term liabilities (Note 8)	2,198	883
Deferred income taxes (Note 10)	8,968	7,794
Income taxes payable (Note 10)	18,663	—
Total liabilities	196,360	196,586
Commitments and contingencies (Note 12)		
Shareholders' Equity:		
Preferred stock; 10,000 shares authorized; none issued and outstanding	—	—
Common stock (no par value); 125,000 shares authorized; 35,824 and 35,998 issued and outstanding (Note 9)	17,004	24,370
Retained earnings (Note 9)	895,476	771,939
Accumulated other comprehensive income (Note 15)	57,641	34,394
Total shareholders' equity	970,121	830,703
Total liabilities and shareholders' equity	$1,166,481	$1,027,289

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		
	2007	2006	2005
Net sales	$1,356,039	$1,287,672	$1,155,791
Cost of sales	776,288	746,617	652,036
Gross profit	579,751	541,055	503,755
Selling, general, and administrative expenses	385,769	366,768	322,197
Net licensing income	(5,157)	(5,486)	(4,408)
Income from operations	199,139	179,773	185,966
Interest income	(9,040)	(6,773)	(6,381)
Interest expense	152	1,211	1,492
Income before income tax	208,027	185,335	190,855
Income tax expense (Note 10)	63,575	62,317	60,119
Net income	$ 144,452	$ 123,018	$ 130,736
Earnings per share:			
Basic	$ 4.00	$ 3.39	$ 3.39
Diluted	3.96	3.36	3.36
Weighted average shares outstanding (Note 14):			
Basic	36,106	36,245	38,549
Diluted	36,434	36,644	38,943

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		
	2007	2006	2005
Cash provided by (used in) operating activities:			
Net income	$ 144,452	$ 123,018	$ 130,736
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,338	23,547	23,546
Loss on disposal of property, plant, and equipment	237	705	284
Deferred income tax benefit	(3,093)	(5,674)	(1,385)
Stock-based compensation	7,260	10,120	—
Tax benefit from employee stock plans	3,031	4,147	4,634
Excess tax benefit from employee stock plans	(1,811)	(2,148)	—
Other	—	302	—
Changes in operating assets and liabilities:			
Accounts receivable	(3,093)	4,259	(24,815)
Inventories	(46,010)	(15,448)	(22,873)
Prepaid expenses and other current assets	(1,355)	(898)	77
Intangibles and other assets	592	(905)	60
Accounts payable	3,699	5,374	16,934
Accrued liabilities	(4,400)	3,323	(338)
Income taxes payable	(5,325)	7,390	8,357
Net cash provided by operating activities	124,522	157,112	135,217
Cash provided by (used in) investing activities:			
Purchases of short-term investments	(305,769)	(346,615)	(223,820)
Sales of short-term investments	379,460	350,520	224,950
Capital expenditures	(34,289)	(50,909)	(36,542)
Acquisitions, net of cash acquired	—	(35,377)	(1,631)
Proceeds from sale of licenses	—	1,700	—
Proceeds from sale of property, plant, and equipment	32	106	68
Other liabilities	2,111	(559)	(551)
Net cash provided by (used in) investing activities	41,545	(81,134)	(37,526)
Cash provided by (used in) financing activities:			
Proceeds from notes payable	30,651	43,585	57,600
Repayments on notes payable	(34,276)	(86,531)	(17,825)
Proceeds from long-term debt	—	—	1,025
Repayment on long-term debt and other long-term liabilities	(22)	(13,759)	(6,615)
Proceeds from issuance of common stock	14,162	21,712	10,770
Excess tax benefit from employee stock plans	1,811	2,148	—
Cash dividends paid	(20,915)	(5,026)	—
Repurchase of common stock	(31,819)	(75,490)	(165,767)
Net cash used in financing activities	(40,408)	(113,361)	(120,812)
Net effect of exchange rate changes on cash	1,411	1,172	(5,811)
Net increase (decrease) in cash and cash equivalents	127,070	(36,211)	(28,932)
Cash and cash equivalents, beginning of year	64,880	101,091	130,023
Cash and cash equivalents, end of year	$ 191,950	$ 64,880	$ 101,091
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest, net of capitalized interest	$ 148	$ 1,329	$ 1,525
Cash paid during the year for income taxes	73,293	58,651	48,951
Supplemental disclosures of non-cash financing activities:			
Assumption of debt from property acquisition	$ —	$ —	$ 3,075
Assumption of Montrail debt	—	5,833	—

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock			Accumulated Other		
	Shares Outstanding	Amount	Retained Earnings	Comprehensive Income	Comprehensive Income	Total
BALANCE, JANUARY 1, 2005	40,126	$ 164,317	$573,988	$ 41,945		$ 780,250
Components of comprehensive income:						
Net income	—	—	130,736	—	$130,736	130,736
Foreign currency translation adjustment	—	—	—	(20,482)	(20,482)	(20,482)
Unrealized holding gain on derivative transactions, net	—	—	—	3,499	3,499	3,499
Comprehensive income	—	—	—	—	$113,753	—
Exercise of employee stock options	382	9,679	—	—		9,679
Tax benefit from stock plans	—	4,634	—	—		4,634
Employee stock purchase program	25	1,091	—	—		1,091
Repurchase of common stock	(3,670)	(165,767)	—	—		(165,767)
Reserve for tax benefit from IPO underwriting expenses	—	(850)	—	—		(850)
BALANCE, DECEMBER 31, 2005	36,863	$ 13,104	$704,724	$ 24,962		$ 742,790
Components of comprehensive income:						
Net income	—	—	123,018	—	$123,018	123,018
Cash dividends ($0.14 per share)	—	—	(5,026)	—	—	(5,026)
Foreign currency translation adjustment	—	—	—	11,167	11,167	11,167
Unrealized holding loss on derivative transactions, net	—	—	—	(1,735)	(1,735)	(1,735)
Comprehensive income	—	—	—	—	$132,450	—
Exercise of employee stock options	682	21,712	—	—		21,712
Tax benefit from stock plans	—	4,147	—	—		4,147
Stock-based compensation expense	—	10,120	—	—		10,120
Repurchase of common stock	(1,547)	(24,713)	(50,777)	—		(75,490)
BALANCE, DECEMBER 31, 2006	35,998	$ 24,370	$771,939	$ 34,394		$ 830,703
Components of comprehensive income:						
Net income	—	—	144,452	—	$144,452	144,452
Cash dividends ($0.58 per share)	—	—	(20,915)	—	—	(20,915)
Foreign currency translation adjustment	—	—	—	25,394	25,394	25,394
Unrealized holding loss on derivative transactions, net	—	—	—	(2,147)	(2,147)	(2,147)
Comprehensive income	—	—	—	—	$167,699	—
Issuance of common stock under employee stock plans, net	416	14,162	—	—		14,162
Tax benefit from stock plans	—	3,031	—	—		3,031
Stock-based compensation expense	—	7,260	—	—		7,260
Repurchase of common stock	(590)	(31,819)	—	—		(31,819)
BALANCE, DECEMBER 31, 2007	35,824	$ 17,004	$895,476	$ 57,641		$ 970,121

See accompanying notes to consolidated financial statements.

COLUMBIA SPORTSWEAR COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND ORGANIZATION

Nature of the business:

Columbia Sportswear Company is a global leader in the design, manufacture, marketing and distribution of active outdoor apparel, including outerwear, sportswear, footwear, and related accessories and equipment.

Principles of consolidation:

The consolidated financial statements include the accounts of Columbia Sportswear Company and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates and assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates and assumptions. Some of these more significant estimates relate to revenue recognition, allowance for doubtful accounts, inventory, product warranty, and income taxes.

Reclassifications:

Certain immaterial reclassifications of amounts reported in the prior period financial statements have been made to conform to classifications used in the current period financial statements.

Dependence on key suppliers:

The Company's products are produced by independent manufacturers worldwide. For 2007, the Company sourced nearly all of its products outside the United States, principally in the Far East. The Company's four largest factory groups accounted for approximately 14% of the Company's total global production for 2007 and another company produced substantially all of the zippers used in the Company's products. From time to time, the Company has had difficulty satisfying its raw material and finished goods requirements. Although the Company believes that it can identify and qualify additional factories to produce these products, the unavailability of some existing manufacturers for supply of these products may have a material adverse effect on the Company.

Concentration of credit risk:

The Company had one customer in its Canadian segment that accounted for approximately 12.4% and 10.8% of accounts receivable outstanding at December 31, 2007 and 2006, respectively.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents:

Cash and cash equivalents are stated at cost and include investments with maturities of three months or less at the date of acquisition. At December 31, 2007 and 2006, cash and cash equivalents were $191,950,000 and $64,880,000, respectively, primarily consisting of money market funds and certificates of deposit.

Short-term investments:

Short-term investments at December 31, 2007 consisted of variable rate demand notes and obligations. Short-term investments at December 31, 2006 consisted of variable rate demand notes and obligations and municipal auction rate notes. Variable rate demand notes and obligations and municipal auction rate notes generally mature up to 30 years from the purchase date. Investments with maturities beyond one year may be classified as short-term based on their highly liquid nature and because such marketable securities represent the investment of cash that is available for current operations. All cash and short-term investments are classified as available-for-sale securities and are recorded at fair value with any unrealized gains and losses reported, net of tax, in other comprehensive income. Realized gains or losses are determined based on the specific identification method. The Company has no investments considered to be trading securities. The carrying value of available-for-sale securities approximates fair market value due to their short-term interest rate reset periods. At December 31, 2006, short-term investments included $20,000,000 of variable rate demand notes and obligations and municipal auction rate notes that had been redeemed as of a trade date on or before December 31, 2006, but continued to accrue interest until cash settled in January 2007. At December 31, 2007, short-term investments did not include any such variable rate demand notes and obligations or municipal auction rate notes.

Accounts receivable:

Accounts receivable have been reduced by an allowance for doubtful accounts. A summary of the allowance for doubtful accounts for the years ended December 31 is as follows (in thousands):

	2007	2006	2005
Balance at beginning of period	$ 6,732	$ 7,340	$ 7,825
Provision for allowance for doubtful accounts	1,869	409	1,158
Deductions to the allowance	(1,232)	(1,017)	(1,643)
Balance at end of period	$ 7,369	$ 6,732	$ 7,340

Inventories:

Inventories are carried at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company periodically reviews its inventories for excess, close-out or slow moving items and makes provisions as necessary to properly reflect inventory value.

Property, plant, and equipment:

Property, plant, and equipment are stated at cost. Depreciation of buildings, machinery and equipment, furniture and fixtures and amortization of leasehold improvements is provided using the straight-line method over the estimated useful lives of the assets. The principal estimated useful lives are: land improvements, 15 years; building and improvements, 15-30 years; machinery and equipment, 3-5 years; and furniture and fixtures, 3-10 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the underlying lease.

The interest-carrying costs of capital assets under construction are capitalized based on the Company's weighted average borrowing rates. Capitalized interest was $0, $642,000 and $351,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Intangible assets:

Intangible assets with indefinite useful lives are not amortized and are periodically evaluated for impairment. Intangible assets that are determined to have finite lives are amortized over their useful lives.

The following table summarizes the Company's identifiable intangible assets balance (in thousands):

	December 31, 2007		December 31, 2006	
	Carrying Amount	Accumulated Amortization	Carrying Amount	Accumulated Amortization
Intangible assets subject to amortization:				
Patents	$ 1,603	$(556)	$ 1,603	$(381)
Intangible assets not subject to amortization:				
Trademarks and trade names	$46,771		$46,771	
Goodwill	17,273		17,498	
	$64,044		$64,269	

Patents are subject to amortization over the lesser of 17 years from the date filed with the U.S. Patent and Trademark Office or the estimated useful life of the patent. Patents valued at $1,200,000 were acquired in the Mountain Hardwear Inc. ("Mountain Hardwear") acquisition in March 2003. A patent valued at $700,000 was acquired in the Montrail Inc. ("Montrail") acquisition in January 2006. Amortization expense for the years ended December 31, 2007, 2006, and 2005 was $175,000, $150,000, and $84,000, respectively. Amortization expense for intangible assets subject to amortization is estimated to be $224,000 in each of 2008, 2009, and 2010 and $187,000 in 2011 and 2012.

Other non-current assets totaled $5,276,000 and $4,688,000 at December 31, 2007 and 2006, respectively.

Impairment of long-lived and intangible assets:

Goodwill and intangible assets with indefinite useful lives are not amortized but instead are measured for impairment at least annually or when events indicate that an impairment exists in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. The Company reviews and tests its goodwill and intangible assets with indefinite useful lives for impairment in the fourth quarter of each year and when events or changes in circumstances indicate that the carrying amount of such assets may be impaired. Determination of fair value is based on estimated discounted future cash flows resulting from the use of the asset. The Company compares the estimated fair value of goodwill and intangible assets with indefinite useful lives to the carrying value. If the carrying value exceeds the estimate of fair value, the Company calculates impairment as the excess of the carrying value over the estimated fair value. Any impairment charge is classified as a component of selling, general, and administrative expense. The fair value estimates used in goodwill and indefinite-lived intangible asset tests are based on a number of factors, including assumptions and estimates for projected sales, income, cash flows, and other operating performance measures. These assumptions and estimates may change in the future due to changes in economic conditions, in the Company's ability to meet sales and profitability objectives, or changes in the Company's business operations or strategic direction.

The Company has determined that its goodwill and intangible assets with indefinite useful lives at December 31, 2007 and 2006 were not impaired.

Long-lived and intangible assets that are determined to have finite lives are amortized over their useful lives and are measured for impairment only when events or circumstances indicate the carrying value may be impaired. In these cases, the Company estimates the future undiscounted cash flows to be derived from the asset to determine whether a potential impairment exists. If the carrying value exceeds the estimate of future undiscounted cash flows, the Company then calculates the impairment as the excess of the carrying value of the asset over the estimate of its fair value. Any impairment charge is classified as a component of selling, general, and administrative expense.

The Company has determined that its long-lived and intangible assets that are determined to have finite lives at December 31, 2007 and 2006 were not impaired, with the exception of a patent which was written down by $0.3 million at December 31, 2006. The impairment loss associated with the patent was not material and resulted from a reduction in anticipated future use of the patented item.

Deferred income taxes:

Income tax expense is provided at the U.S. tax rate on financial statement earnings, adjusted for the difference between the U.S. tax rate and the rate of tax in effect for non-U.S. earnings deemed to be permanently reinvested in the Company's non-U.S. operations. Deferred income taxes have not been provided for the potential remittance of non-U.S. undistributed earnings to the extent those earnings are deemed to be permanently reinvested, or to the extent such recognition would result in a deferred tax asset. Deferred income taxes are provided for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

In July 2006, the Financial Accounting Standards Board ("FASB") issued Financial Accounting Standards Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109*. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 on January 1, 2007 which did not result in the recognition of a material adjustment in the liability for unrecognized tax benefits.

Revenue Recognition:

The Company records wholesale and licensed product revenues when title passes and the risks and rewards of ownership have passed to the customer, based on the terms of sale. Title generally passes upon shipment or upon receipt by the customer depending on the country of the sale and the agreement with the customer. Retail store revenues are recorded at the time of sale.

In some countries outside of the United States where title passes upon receipt by the customer, predominantly where the Company sells direct in Western Europe, precise information regarding the date of receipt by the customer is not readily available. In these cases, the Company estimates the date of receipt by the customer based on historical and expected delivery times by geographic location. The Company periodically tests the accuracy of these estimates based on actual transactions. Delivery times vary by geographic location, generally from one to seven days. The Company periodically tests the accuracy of these estimates based on actual transactions. To date, the Company has found these estimates to be materially accurate.

At the time of revenue recognition, the Company also provides for estimated sales returns and miscellaneous claims from customers as reductions to revenues. The estimates are based on historical rates of product returns and claims. However, actual returns and claims in any future period are inherently uncertain and thus may differ from the estimates. If actual or expected future returns and claims are significantly greater or lower than the reserves that had been established, the Company would record a reduction or increase to net revenues in the period in which it made such determination. Over the three year period ended December 31, 2007, the Company's actual annual sales returns and miscellaneous claims from customers were less than two percent of net sales. The allowance for outstanding sales returns and miscellaneous claims from customers was approximately $9,196,000 and $11,424,000 as of December 31, 2007 and 2006, respectively.

Cost of sales:

The expenses that are included in cost of sales include all direct product and conversion-related costs, and costs related to shipping, duties and importation. Product warranty costs and specific provisions for excess, close-out or slow moving inventory are also included in cost of sales.

Selling, general and administrative expense:

Selling, general and administrative expense consists of commissions, advertising, other selling costs, personnel-related costs, planning, receiving finished goods, warehousing, depreciation and other general operating expenses.

Shipping and handling costs:

Shipping and handling fees billed to customers are recorded as revenue. The direct costs associated with shipping goods to customers are recorded as cost of sales. Inventory planning, receiving and handling costs are recorded as a component of selling, general, and administrative expenses and were $64,420,000, $50,213,000 and $46,556,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Foreign currency translation:

The assets and liabilities of the Company's foreign subsidiaries have been translated into U.S. dollars using the exchange rates in effect at period end, and the net sales and expenses have been translated into U.S. dollars using average exchange rates in effect during the period. The foreign currency translation adjustments are included as a separate component of accumulated other comprehensive income (loss) in shareholders' equity and are not currently adjusted for income taxes when they relate to indefinite net investments in non-U.S. operations.

Fair value of financial instruments:

Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of the Company's other long-term liabilities approximates the carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of cash and cash equivalents, short-term investments, accounts receivable and accounts payable) also approximate fair value because of their short-term maturities.

Derivatives:

The Company accounts for derivatives in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended.

Substantially all foreign currency derivatives entered into by the Company qualify for and are designated as foreign-currency cash flow hedges, including those hedging foreign currency denominated firm commitments.

Changes in fair values of outstanding cash flow hedge derivatives that are highly effective are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction. In most cases amounts recorded in other comprehensive income will be released to earnings some time after maturity of the related derivative. The Consolidated Statement of Operations classification of effective hedge results is the same as that of the underlying exposure. Results of hedges of product costs are recorded in cost of sales when the underlying hedged transaction affects earnings. Unrealized derivative gains and losses recorded in current assets and liabilities and amounts recorded in other comprehensive income are non-cash items and therefore are taken into account in the preparation of the Consolidated Statement of Cash Flows based on their respective balance sheet classifications.

Stock-based compensation:

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, *Share-Based Payment,* under which compensation expense is recognized in the Consolidated Statement of Operations for the fair value of employee stock-based compensation. The Company elected the modified-prospective transition method as permitted by SFAS No. 123R and, accordingly, periods prior to 2006 have not been restated to reflect the effect of SFAS No. 123R. The modified-prospective method requires that stock-based compensation expense recognized in the Consolidated Statement of Operations include (1) amortization of all stock-based compensation granted prior to, but not vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (2) amortization of all stock-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Prior to the adoption of SFAS No. 123R, the Company accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Accordingly, under APB Opinion No. 25, no compensation expense was recognized because the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of grant. The Company applied the disclosure provisions of SFAS No. 123, *Accounting for Stock Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock Based Compensation—Transition and Disclosure*, as if the fair value method had been applied in measuring compensation expense.

As allowed under SFAS No. 123R, stock-based compensation cost is estimated at the grant date based on the award's fair-value and is recognized as expense over the requisite service period using the straight-line attribution method. Estimation of stock-based compensation for stock options granted, utilizing the Black-Scholes option-pricing model, requires various highly subjective assumptions including volatility and expected option life. Further, as required under SFAS No. 123R, the Company estimates forfeitures when calculating stock-based compensation expense, rather than accounting for forfeitures as incurred, which was the Company's previous method. If any of these inputs or assumptions changes significantly, stock-based compensation expense may differ materially in the future from that recorded for the years ended December 31, 2007 and 2006. See Note 13 for additional details.

Advertising costs:

Advertising costs are expensed as incurred and are included in selling, general and administrative expenses. Total advertising expense, including cooperative advertising costs, was $55,290,000, $56,813,000 and $51,145,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Through cooperative advertising programs, the Company reimburses its wholesale customers for some of their costs of advertising the Company's products based on various criteria, including the value of purchases from the Company and various advertising specifications. Cooperative advertising costs are included in expenses because the Company receives an identifiable benefit in exchange for the cost, the advertising may be obtained from a party other than the customer, and the fair value of the advertising benefit can be reasonably estimated.

Cooperative advertising costs were $17,884,000, $16,942,000 and $12,228,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Product warranty:

Some of the Company's products carry limited warranty provisions for defects in quality and workmanship. A warranty reserve is established at the time of sale to cover estimated costs based on the Company's history of warranty repairs and replacements and is recorded in cost of sales. A summary of accrued warranties for the years ended December 31 is as follows (in thousands):

	2007	2006	2005
Balance at beginning of period	$11,162	$ 9,907	$ 9,140
Charged to costs and expenses	2,269	4,804	4,178
Claims settled	(2,569)	(3,549)	(3,411)
Balance at end of period	$10,862	$11,162	$ 9,907

Recent Accounting Pronouncements:

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations*. This Statement replaces SFAS No. 141 and requires the acquirer of a business to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at fair value. SFAS No. 141R also requires transaction costs related to the business combination to be expensed as incurred. SFAS No. 141R is effective for business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160. *Noncontrolling Interests in Consolidated Financial Statements*. This Statement amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115*. This standard permits an entity to measure many financial instruments and certain other assets and liabilities at fair value on an instrument-by-instrument basis. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 establishes a framework for measuring the fair value of assets and liabilities. This framework is intended to increase consistency in how fair value determinations are made under various existing accounting standards that permit, or in some cases require, estimates of fair market value. SFAS No. 157 also expands financial statement disclosure requirements about a company's use of fair value measurements, including the effect of such measures on earnings. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company does not expect the adoption of this statement to have a material effect on its consolidated financial position, results of operations or cash flows.

In July 2006, the FASB issued FIN 48. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 was adopted in the first quarter of 2007. The cumulative effect of adopting FIN 48 is recorded in retained earnings. See Note 10.

NOTE 3—ACQUISITIONS

On March 31, 2006, the Company acquired a group of trademarks, licensing arrangements, and the Fall 2006 order book from Pacific Trail, Inc. ("Pacific Trail") and the London Fog Group, Inc., as a result of a bankruptcy auction, for $20,400,000. The Pacific Trail® brand is known for producing quality outerwear apparel at an exceptional value. The acquisition was accounted for under the purchase method of accounting as a business combination in accordance with SFAS 141 and the results of operations have been recorded in the Company's consolidated financial statements since March 31, 2006. The effect of this acquisition was not material to the Company's results of operations; therefore, pro forma financial information has not been included. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired. The fair values of assets acquired consisted of $14,800,000 for the trademarks, $3,900,000 for goodwill, and $1,700,000 for Dockers' brand license arrangements. On March 31, 2006, the Company sold the Dockers' brand license arrangements for $1,700,000.

On January 26, 2006, the Company acquired substantially all of the assets of Montrail, Inc. ("Montrail") for cash consideration of $15,000,000 plus the assumption of certain liabilities less $225,000 for certain purchase price adjustments made in January 2007. The Montrail® brand is recognized as a premium outdoor footwear brand with a reputation for delivering technical, high performance trail running, hiking, and climbing footwear for outdoor enthusiasts. The acquisition was accounted for under the purchase method of accounting as a business combination in accordance with SFAS 141 and the results of operations have been recorded in the Company's consolidated financial statements since January 26, 2006. The effect of this acquisition was not material to the Company's results of operations; therefore, pro forma financial information has not been included. The cost of the acquisition was allocated on the basis of the estimated fair value of the assets acquired and the liabilities assumed. The fair values of assets and liabilities acquired are presented below (in thousands):

Cash	$ 23
Accounts receivable	1,778
Inventory	6,878
Prepaids and other assets	112
Property, plant and equipment	597
Intangible assets	11,914
Total assets acquired	21,302
Accounts payable and accrued liabilities	694
Note payable	5,833
Total liabilities assumed	6,527
Net assets acquired	$14,775

Intangible assets acquired from Montrail consisted of $10,000,000 for trademarks, $714,000 for goodwill, $700,000 for a patent and $500,000 for order backlog. The $11,200,000 of purchase price allocated to the trademark, patent and order backlog was determined by management, based in part on established valuation techniques. Patents are subject to amortization over the lesser of 17 years from the date filed with the United States (U.S.) Patent and Trademark Office or the estimated useful life. At the time of the acquisition, the remaining useful life of the patent was approximately 11 years. The order backlog was amortized over the period for which the orders were shipped in 2006. At June 30, 2006, the order backlog was fully amortized.

The goodwill and trademarks acquired are not subject to amortization because these assets are deemed to have indefinite useful lives. These intangible assets are reviewed for impairment in accordance with SFAS No. 142.

NOTE 4—INVENTORIES, NET

Inventories consist of the following (in thousands):

	December 31,	
	2007	2006
Raw materials	$ 392	$ 1,721
Work in process	3,979	9,917
Finished goods	261,503	200,685
	$265,874	$212,323

NOTE 5—PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment consist of the following (in thousands):

	December 31,	
	2007	2006
Land and improvements	$ 16,602	$ 13,012
Building and improvements	140,602	102,035
Machinery and equipment	165,504	129,698
Furniture and fixtures	29,365	20,780
Leasehold improvements	20,632	15,395
Construction in progress	5,812	64,075
	378,517	344,995
Less accumulated depreciation	168,067	145,569
	$210,450	$199,426

NOTE 6—SHORT-TERM BORROWINGS AND CREDIT LINES

The Company has available an unsecured and committed operating line of credit providing for borrowings in an aggregate amount not to exceed, at any time, (1) $100,000,000 during the period of August 15 through November 14 of the calendar year and (2) $25,000,000 at all other times. The maturity date of this agreement is July 1, 2009. Interest, payable monthly, is computed at the bank's prime rate minus 1.95% to 2.05% per annum. The agreement also includes a fixed rate option based on the LIBOR rate plus 45 to 65 basis points. There was no balance outstanding under this line at December 31, 2007 and 2006. The unsecured operating line of credit requires the Company to comply with certain covenants including a Capital Ratio, which limits indebtedness to tangible net worth. At December 31, 2007, the Company was in compliance with all of these covenants. If the

Company defaults on its payments, it is prohibited, subject to certain exceptions, from making dividend payments or other distributions.

The Company's Canadian subsidiary has available an unsecured and uncommitted line of credit providing for borrowing to a maximum of C$30,000,000 (US$30,045,000 at December 31, 2007). The revolving line accrues interest at the bank's Canadian prime rate. There was no balance outstanding under this line at December 31, 2007 and 2006.

The Company's European subsidiary has available two separate unsecured and uncommitted lines of credit providing for borrowing to a maximum of 30,000,000 and 20,000,000 EURO respectively (combined US$79,929,000 at December 31, 2007), of which US$4,266,000 of the 20,000,000 EURO line is designated as a European customs guarantee. These lines accrue interest based on the ECB refinancing rate plus 50 basis points and EURIBOR plus 50 basis points, respectively. There was no balance outstanding under either line at December 31, 2007 and 2006.

The Company's Japanese subsidiary has an unsecured and uncommitted line of credit providing for borrowing to a maximum of 1,000,000,000 JPY (US$8,954,000 at December 31, 2007). The revolving line accrues interest at the bank's Best Lending Rate. The revolving line also has a fixed rate option based on the LIBOR rate plus 110 basis points. There was no balance outstanding under this line at December 31, 2007. At December 31, 2006, the Company had an outstanding balance of US$3,540,000 under this line.

The Company's Korean subsidiary also has an unsecured and uncommitted line of credit providing for borrowing to a maximum of 9,354,000,000 WON (US$10,000,000 at December 31, 2007). The revolving line accrues interest at the three month certificate of deposit rate plus 1.3%. There was no balance outstanding under this line at December 31, 2007 and 2006.

Off-Balance Sheet Arrangements

The Company has arrangements in place to facilitate the import and purchase of inventory through the issuance of sight letters of credit. The arrangements consist of a $25,000,000 unsecured and uncommitted revolving line of credit and a $50,000,000 import line of credit at December 31, 2007, to issue documentary letters of credit on a sight basis and are renewed on an annual basis. The combined limit under this agreement was $75,000,000 at December 31, 2007. The revolving line accrues interest at the bank's prime rate minus 2% per annum. The revolving line also has a fixed rate option based on the bank's cost of funds plus 65 basis points. There was no balance outstanding under this line at December 31, 2007 and 2006. At December 31, 2007, the Company had outstanding letters of credit of $11,236,000 for purchase orders placed under the import line of credit facility.

The Company also has available an unsecured and uncommitted $100,000,000 import letter of credit line subject to annual renewal. At December 31, 2007, the Company had outstanding letters of credit of $2,502,000 for purchase orders for inventory.

NOTE 7—ACCRUED LIABILITIES

Accrued liabilities consist of the following (in thousands):

	December 31, 2007	December 31, 2006
Accrued salaries, bonus, vacation and other benefits	$34,952	$33,816
Accrued product warranty	10,862	11,162
Accrued cooperative advertising	6,877	7,781
Other	9,858	10,873
	$62,549	$63,632

NOTE 8—OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of installment payments on purchase obligations made in the ordinary course of business for non-product purchases, deferred rent obligations and the effect of straight-line rent under various operating leases. Deferred and straight-line rent liabilities were $2,137,000 and $747,000 at December 31, 2007 and 2006, respectively. The corresponding lease obligations for these deferred and straight-line rent liabilities are disclosed in Note 12.

Principal payments due on these obligations are as follows (in thousands):

	Year Ending December 31,
2008	$185
2009	61
2010	—
2011	—
2012	—
	$246

NOTE 9—SHAREHOLDERS' EQUITY

In 1999, the Company's shareholders approved the 1999 Employee Stock Purchase Plan ("ESPP"). There are 750,000 shares of common stock authorized for issuance under the ESPP, which allows qualified employees of the Company to purchase shares on a quarterly basis up to fifteen percent of their respective compensation. The purchase price of the shares is equal to eighty five percent of the lesser of the closing price of the Company's common stock on the first or last trading day of the respective quarter. Effective July 1, 2005, the Company suspended the Plan indefinitely. At both December 31, 2007 and 2006, 275,556 shares of common stock had been issued under the ESPP.

In 2004, the Company's Board of Directors authorized the repurchase of up to $400,000,000 of the Company's common stock. Through December 31, 2007, the Company has repurchased 6,605,611 shares under this program at an aggregate purchase price of approximately $316,135,000. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time. Repurchases are recorded as a reduction to any positive carrying amount of common stock at the time of repurchase, with any excess repurchase price recorded as a reduction to retained earnings.

Repurchases are recorded as a reduction to any positive carrying amount of common stock at the time of repurchase, with any excess repurchase price recorded as a reduction to retained earnings. During the year ended December 31, 2006, the Company repurchased an aggregate of $75,490,000 under the stock repurchase plan, of which $50,777,000 was recorded as a reduction to total retained earnings. Otherwise, the aggregate purchase price during 2006 would have resulted in a negative common stock carrying amount. No such reduction to retained earnings occurred during the year ended December 31, 2007.

NOTE 10—INCOME TAXES

The Company applies an asset and liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactment of changes in the tax laws or rates. Deferred taxes are provided for temporary differences between assets and liabilities for financial reporting purposes and for income tax purposes. Valuation allowances are recorded against net deferred tax assets when it is more likely than not that the asset will not be realized.

The Company had undistributed earnings of foreign subsidiaries of approximately $102,463,000 at December 31, 2007 for which deferred taxes have not been provided. Such earnings are considered indefinitely invested outside of the United States. If these earnings were repatriated to the United States, the earnings would be subject to U.S. taxation. The amount of unrecognized deferred tax liability associated with the undistributed earnings was approximately $24,742,000 at December 31, 2007. The unrecognized deferred tax liability is the approximate excess of the United States tax liability over the creditable foreign taxes paid that would result from a full remittance of undistributed earnings.

The Company adopted the provisions of FIN 48 on January 1, 2007. The Company did not recognize a material adjustment in the liability for unrecognized tax benefits as a result of the implementation of FIN 48. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

Balance at January 1, 2007	$19,705
Increases related to prior year tax positions	1,148
Decreases related to prior year tax positions	(4,272)
Increases related to current year tax positions	5,284
Settlements	(1,117)
Lapses of statute of limitations	(54)
Balance at December 31, 2007	$20,694

$19,002,000 of the balance of unrecognized tax benefits would affect the effective tax rate if recognized. Approximately $853,000 and $2,056,000 of gross increases and decreases from current year and prior year tax positions, respectively, have been presented on a net basis in the tabular unrecognized tax benefits reconciliation. These unrecognized tax benefits were a result of changes in estimates during the year relating to a European tax examination which was effectively settled in the fourth quarter.

The Company conducts business globally, and as a result, the Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. The Company is subject to examination by taxing authorities throughout the world, including such major jurisdictions as Canada, China, France, Germany, Hong Kong, Italy, Japan, South Korea, Switzerland, the United Kingdom and the U.S. During the third quarter the Company effectively settled U.S. tax examinations of the years 2004 and

2005 and as a result the Company has now effectively settled U.S. tax examinations of all years through 2005. Internationally, the Company is currently under examination in Canada for the tax years 2002 through 2004 and in Italy for the tax years 2004 through 2007. The Company does not anticipate that adjustments relative to these ongoing tax audits will result in a material change to its financial position, operations, and cash flows. During the fourth quarter the Company effectively settled French tax examinations of the years 2004 through 2006 and as a result the Company has now effectively settled French tax examinations of all years through 2006.

Due to the potential for resolution of income tax audits currently in progress, and the expiration of various statutes of limitation, it is reasonably possible that the unrecognized tax benefits balance may change within the next twelve months by a range of zero to $6,674,000. Open tax years, including those previously mentioned, contain matters that could be subject to differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenue and expenses or the sustainability of income tax credits for a given examination cycle.

The Company recognizes interest expense and penalties related to income tax matters in income tax expense. The Company recognized a net reversal of accrued interest and penalties related to uncertain tax positions during 2007 of $117,000 and at December 31, 2007 had $2,922,000 of accrued interest and penalties related to uncertain tax positions.

The American Jobs Creation Act of 2004 ("the Act") includes a deduction from taxable income of 85% of certain foreign earnings that are repatriated, as defined in the Act. In 2005 the Company elected to apply this provision of the Act to approximately $83,789,000 of repatriated foreign subsidiary earnings, which had been considered permanently reinvested under the exception provided by APB Opinion No. 23, Accounting for Income Taxes—Special Areas. Absent the Act provisions, these earnings would not have been repatriated in the foreseeable future. The income tax expense associated with the repatriation of foreign subsidiary earnings under the Act was approximately $3,557,000. In 2005, the Company also repatriated approximately $51,576,000 of earnings to which the provisions of the Act were not applied. Because these earnings were originally subject to a higher tax rate in the foreign country than the U.S. tax rate, the foreign tax credits associated with this repatriation resulted in the recognition of a net income tax benefit of approximately $1,538,000.

Consolidated income from continuing operations before income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
U.S. operations	$125,446	$117,713	$118,550
Foreign operations	82,581	67,622	72,305
Income before income tax	$208,027	$185,335	$190,855

The components of the provision (benefit) for income taxes consist of the following (in thousands):

	Year Ended December 31,		
	2007	2006	2005
Current:			
Federal	$40,490	$48,181	$40,715
State and local	3,685	3,316	4,241
Non-U.S.	22,493	16,494	16,548
	66,668	67,991	61,504
Deferred:			
Federal	(2,726)	(3,490)	79
State and local	(222)	(93)	136
Non-U.S.	(145)	(2,091)	(1,600)
	(3,093)	(5,674)	(1,385)
Income tax expense	$63,575	$62,317	$60,119

The following is a reconciliation of the normal expected statutory federal income tax rate to the effective rate reported in the financial statements:

	Year Ended December 31,		
	2007	2006	2005
	(percent of income)		
Provision for federal income taxes at the statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	1.1	1.2	1.3
Non-U.S. income taxed at different rates	(1.4)	(1.6)	(2.9)
Foreign tax credits	—	—	(0.8)
Effect of American Jobs Creation Act	—	—	1.9
Reduction of accrued income taxes	(2.8)	—	(2.9)
Tax-exempt interest	(1.0)	(1.0)	(0.5)
Other	(0.3)	—	0.4
Actual provision for income taxes	30.6%	33.6%	31.5%

Significant components of the Company's deferred taxes are as follows (in thousands):

	As of December 31,	
	2007	2006
Deferred tax assets:		
Non-deductible accruals and allowances	$26,104	$22,940
Capitalized inventory costs	5,065	3,800
Other	444	412
	31,613	27,152
Deferred tax liabilities:		
Depreciation and amortization	(3,713)	(5,088)
Deductible accruals and allowance	(6,204)	(3,654)
	(9,917)	(8,742)
Total	$21,696	$18,410

At December 31, 2007 and December 31, 2006 the Company had net operating loss carryforwards in certain international tax jurisdictions of $19,000,000 and $13,000,000, respectively. These net operating loss carryforwards will begin to expire in 2014 and result in a deferred tax asset of approximately $1,400,000 and $950,000 at December 31, 2007 and December 31, 2006, respectively. In 2007 the Company recorded a $460,000 valuation allowance against a portion of the deferred tax asset attributable to this net operating loss carryforward. To the extent the Company reverses a portion of the valuation allowance; such adjustment would be recorded as a reduction to income tax expense.

Non-current deferred tax assets of $444,000 and $412,000 are included as a component of other assets in the consolidated balance sheet at December 31, 2007 and 2006, respectively.

Consistent with the provisions of FIN 48, the Company classified $18,663,000 of income tax liabilities at the balance sheet date as non-current liabilities because payment of cash is not anticipated within one year from the balance sheet date. Income tax liabilities for uncertain tax positions at December 31, 2006, prior to the adoption of FIN 48, have not been reclassified.

NOTE 11—PROFIT SHARING PLAN

The Company has a 401(k) profit-sharing plan, which covers substantially all United States employees. Participation begins the first of the quarter following completion of thirty days of service. The Company may elect to make discretionary matching and/or non-matching contributions. All matching contributions to the plan are determined by the Board of Directors and totaled $5,083,000, $4,937,000 and $4,248,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases, among other things, office space, retail space, storage, and vehicles. Generally, the base lease terms are between 5 and 10 years. Certain lease agreements contain scheduled rent escalation clauses in their future minimum lease payments. Future minimum lease payments are recognized on a straight-line basis over the minimum lease term and the pro rata portion of scheduled rent escalations is included in other long-term liabilities in the Consolidated Balance Sheet. Certain retail space lease agreements provide for additional rents based on a percentage of annual sales in excess of stipulated minimums. These leases also require the Company to pay its pro rata share of real estate taxes, insurance, common area maintenance ("CAM"), and other costs in addition to base rent. Certain retail space lease agreements also contain lease incentives, such as tenant improvement allowances and rent holidays. The Company recognizes the benefits related to the lease incentives on a straight-line basis over the applicable lease term.

The Company leases certain operating facilities from a related party of the Company. Total rent expense for these leases amounted to $583,000, $515,000 and $501,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Rent expense, including percentage rent, but excluding real estate taxes, insurance, CAM, and other costs for which the Company is obligated, was $13,938,000, $12,994,000 and $9,732,000 for non-related party leases during the years ended December 31, 2007, 2006 and 2005, respectively. Of these amounts $12,504,000, $11,749,000 and $8,446,000 were included as part of selling, general and administrative expense for the years ended December 31, 2007, 2006 and 2005, respectively and $1,434,000, $1,245,000 and $1,286,000 were included as part of cost of goods sold for the years ended December 31, 2007, 2006 and 2005, respectively.

Approximate future minimum payments, including rent escalation clauses and stores that are not yet open, on all lease obligations at December 31, 2007, are as follows (in thousands). Future minimum payments listed below do not include real estate taxes, insurance, CAM, and other costs for which the Company is obligated.

	Non-related Parties	Related Party	Total
2008	$14,371	$ 583	$14,954
2009	11,799	583	12,382
2010	9,529	583	10,112
2011	7,875	583	8,458
2012	7,019	—	7,019
Thereafter	41,349	—	41,349
	$91,942	$2,332	$94,274

Litigation

The Company is a party to various legal claims, actions and complaints from time to time. Although the ultimate resolution of legal proceedings cannot be predicted with certainty, management believes that disposition of these matters will not have a material adverse effect on the Company's consolidated financial statements.

Off-Balance Sheet Arrangements

The Company has letters of credit outstanding issued for purchase orders of inventory. See *Off-Balance Sheet Arrangements* in Note 6.

Indemnities and Guarantees

During its normal course of business, the Company has made certain indemnities, commitments and guarantees under which it may be required to make payments in relation to certain transactions. These include (i) intellectual property indemnities to the Company's customers and licensees in connection with the use, sale and/or license of Company products, (ii) indemnities to various lessors in connection with facility leases for certain claims arising from such facility or lease, (iii) indemnities to vendors and service providers pertaining to claims based on the negligence or willful misconduct of the Company, and (iv) indemnities involving the accuracy of representations and warranties in certain contracts. The duration of these indemnities, commitments and guarantees varies, and in certain cases, may be indefinite. The majority of these indemnities, commitments and guarantees do not provide for any limitation of the maximum potential for future payments the Company could be obligated to make. The Company has not recorded any liability for these indemnities, commitments and guarantees in the accompanying Consolidated Balance Sheets.

NOTE 13—STOCK-BASED COMPENSATION

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R. Previously, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25, and related interpretations. Accordingly, under APB Opinion No. 25, no compensation expense was recognized because the exercise price of the Company's employee stock options was equal to the market price of the underlying stock on the date of grant.

As a result of adopting SFAS 123R effective January 1, 2006, net income for the years ended December 31, 2007 and 2006 was lower by $4,877,000 and $6,686,000, respectively, than had the Company continued to account for stock-based compensation under APB Opinion No. 25, as the Company did in the comparable periods in 2005. The effect of recording stock-based compensation under the provisions of SFAS 123R on each of basic and diluted earnings per share for the year ended December 31, 2007 was $0.14 and $0.13, respectively. The effect of recording stock-based compensation under the provisions of SFAS 123R on each of basic and diluted earnings per share for the year ended December 31, 2006 was $0.18.

Prior to the adoption of SFAS No. 123R, the Company presented all benefits of tax deductions resulting from the exercise of stock-based compensation as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123R requires that benefits of tax deductions in excess of stock-based compensation recognized for those awards (excess tax benefits) be presented in the Consolidated Statement of Cash Flows as financing cash inflows, on a prospective basis. $1,811,000 and $2,148,000 of excess tax benefits were reported as a financing cash inflow for the years ended December 31, 2007 and 2006, respectively.

The following table shows total stock-based compensation expense included in the Consolidated Statement of Operations for the years ended December 31, (in thousands):

	2007	2006
Cost of sales	$ 415	$ 967
Selling, general, and administrative expense	6,830	9,113
Licensing	15	40
Pre-tax stock-based compensation expense	7,260	10,120
Income tax benefits	(2,383)	(3,434)
Total stock-based compensation expense, net of tax	$ 4,877	$ 6,686

For the years ended December 31, 2007 and 2006, no stock-based compensation costs were capitalized.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation in 2005 (in thousands, except per share amounts):

	Year Ended December 31, 2005 (1)
Net income, as reported	$130,736
Add: Stock-based employee compensation expense included in reported net income, net of tax	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	8,223
Pro forma net income	$122,513
Earnings per share—basic	
As reported	$ 3.39
Pro forma	3.18
Earnings per share—diluted	
As reported	$ 3.36
Pro forma	3.14

(1) Disclosures for the years ended December 31, 2007 and 2006 are not presented because the amounts are recognized in the consolidated financial statements.

1997 Stock Incentive Plan

The Company's 1997 Stock Incentive Plan (the "Plan") provides for issuance of up to 7,400,000 shares of the Company's Common Stock, of which 1,340,748 shares were available for future grants under the Plan at December 31, 2007. The Plan allows for grants of incentive stock options, non-statutory stock options, restricted stock awards, restricted stock units and other stock-based awards. The Company uses original issuance shares to satisfy share-based payments.

Stock Options

Options to purchase the Company's common stock are granted at prices equal to or greater than the fair market value on the date of grant. Options granted prior to 2001 generally vest and become exercisable ratably over a period of five years from the date of grant and expire ten years from the date of grant. Options granted after 2000 generally vest and become exercisable over a period of four years (25 percent on the first anniversary date following the date of grant and monthly thereafter) and expire ten years from the date of the grant, with the exception of most options granted in 2005. Most options granted in 2005 vest one year from the date of grant and expire ten years from the date of grant.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of the Company's stock over the option's expected term, the risk-free interest rate over the option's expected term, and the Company's expected annual dividend yield. The expected option term represents the estimated time until exercise and is based on the Company's historical experience with similar awards, taking into consideration contractual terms, vesting schedules and expected employee behavior. The expected stock price volatility is based on the historical volatility of the Company's stock over the most recent period equal to the expected term of the option. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. On November 30, 2006, the Company paid its first quarterly cash dividend. Between November 30, 2006 and the year ended December 31, 2006, the Company did not grant any stock options. Therefore, the expected dividend yield used to value stock-based compensation expense for the years ended December 31, 2006 and 2005 was zero. Assumptions are evaluated and revised as necessary to reflect changes in market conditions and the Company's experience. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by people who receive equity awards.

The following table shows the weighted average assumptions for the year ended December 31:

	Options			ESPP		
	2007	2006	2005 (Pro forma)	2007 (1)	2006 (1)	2005 (1) (Pro forma)
Expected term	5.04 years	5.13 years	3.86 years	—	—	0.25 years
Expected stock price volatility	28.97%	32.74%	31.52%	—	—	22.95%
Risk-free interest rate	4.55%	4.80%	3.96%	—	—	2.96%
Expected dividend yield (2)	1.01%	0%	0%	—	—	0%
Estimated average fair value	$18.87	$18.29	$14.18	—	—	$10.91

(1) Offerings under the Company's Employee Stock Purchase Plan were suspended indefinitely effective July 1, 2005.

(2) On November 30, 2006, the Company began paying a quarterly cash dividend.

The following table summarizes stock option activity under the Plan:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Options outstanding at January 1, 2005	2,276,004	$35.37	5.26	$54,902
Granted	490,922	46.42		
Cancelled	(74,944)	45.35		
Exercised	(381,889)	25.34		
Options outstanding at December 31, 2005	2,310,093	$39.07	5.47	$23,583
Granted	189,636	48.57		
Cancelled	(239,332)	48.24		
Exercised	(681,247)	31.87		
Options outstanding at December 31, 2006	1,579,150	$41.93	6.78	$21,761
Granted	263,272	61.44		
Cancelled	(81,160)	53.11		
Exercised	(402,845)	36.37		
Options outstanding at December 31, 2007	1,358,417	$46.70	6.54	$ 4,497
Options vested and expected to vest at December 31, 2007	1,302,674	$46.31	6.45	$ 4,496
Options exercisable at December 31, 2007	944,729	$42.39	5.61	$ 4,489

The aggregate intrinsic value in the table above represents pre-tax intrinsic value that would have been realized if all options had been exercised on the last business day of the period indicated, based on the Company's closing stock price on that day. Total stock option compensation expense for the years ended December 31, 2007 and 2006 was $4,417,000 and $9,297,000, respectively. At December 31, 2007 and 2006, unrecognized costs related to stock options totaled approximately $6,515,000 and $7,099,000, respectively, before any related tax benefit. Unrecognized costs related to stock options at December 31, 2007 are expected to be recognized over a weighted average period of 2.54 years. The aggregate intrinsic value of stock options exercised was $10,953,000, $14,694,000 and $10,075,000 for the years ended December 31, 2007, 2006 and 2005, respectively. The total cash received as a result of stock option exercises for the years ended December 31, 2007, 2006 and 2005 was $14,604,000, $21,712,000 and $9,679,000, respectively. The stock option tax benefit realized by the Company was $2,931,000, $4,113,000 and $4,592,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

The following table provides additional disclosure about stock options outstanding at December 31, 2007:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 8.17 - 30.01	63,143	2.17	$16.45	63,143	$16.45
$30.02 - 38.29	319,339	4.44	35.76	319,339	35.76
$38.30 - 47.27	355,212	7.16	45.33	293,597	45.57
$47.28 - 53.12	324,833	6.79	52.10	244,635	52.59
$53.13 - 69.73	295,890	8.72	60.67	24,015	55.87
	1,358,417	6.54	$46.70	944,729	$42.39

Restricted Stock Units

Service-based restricted stock units are granted at no cost to key employees and generally vest over three years from the date of grant. Performance-based restricted stock units are granted at no cost to certain members of the Company's senior executive team, excluding the Chairman and the President and Chief Executive Officer and generally vest over a performance period of between two and one-half and three years with an additional required service period of one year. Restricted stock units vest in accordance with the terms and conditions established by the Compensation Committee of the Board of Directors, and are based on continued service and, in some instances, on individual performance and /or Company performance.

Prior to 2007, the fair value of service-based and performance-based restricted stock units was determined based on the number of units granted and the closing price of the Company's common stock on the date of grant. Effective January 1, 2007, the fair value of service-based and performance-based restricted stock units is discounted by the present value of the future stream of dividends over the vesting period using the Black-Scholes model. The relevant assumptions used in the Black-Scholes model to compute the discount are the vesting period, dividend yield and closing price of the Company's common stock on the date of grant. This change in valuation method is the result of the Company's initiation of a quarterly cash dividend in the fourth quarter of 2006.

The following table presents the weighted average assumptions for the year ended December 31:

	2007
Vesting period	3.11 years
Expected dividend yield (1)	1.01%
Estimated average fair value per restricted stock unit granted	$60.16

(1) On November 30, 2006, the Company began paying a quarterly cash dividend.

For the year ended December 31, 2006, no assumptions are listed above because no restricted stock units were granted following the initiation of a quarterly cash dividend.

The following table summarizes the restricted stock unit activity under the Plan:

	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Restricted stock units outstanding at January 1, 2006	—	$ —
Granted	110,227	49.07
Vested	—	—
Forfeited	(10,539)	49.14
Restricted stock units outstanding at December 31, 2006	99,688	$49.06
Granted	98,422	60.16
Vested	(21,622)	49.79
Forfeited	(16,834)	53.72
Restricted stock units outstanding at December 31, 2007	159,654	$55.31

Restricted stock unit compensation expense for the years ended December 31, 2007 and 2006 was $2,843,000 and $823,000, respectively. At December 31, 2007 and 2006, unrecognized costs related to restricted stock units totaled approximately $5,963,000 and $3,706,000, respectively, before any related tax benefit. The unrecognized costs related to restricted stock units are being amortized over the related vesting period using the straight-line attribution method. These unrecognized costs at December 31, 2007 are expected to be recognized over a weighted average period of 2.01 years. The total fair value of restricted stock units vested during the year ended December 31, 2007 was $1,077,000, and associated restricted stock unit tax benefit realized was $98,000. No restricted stock units vested in the year ended December 31, 2006.

1999 Employee Stock Purchase Plan

In 1999, the Company's shareholders approved the 1999 Employee Stock Purchase Plan ("ESPP"). There are 750,000 shares of common stock authorized for issuance under the ESPP, which allows qualified employees of the Company to purchase shares on a quarterly basis up to fifteen percent of their respective compensation. The purchase price of the shares is equal to eighty five percent of the lesser of the closing price of the Company's common stock on the first or last trading day of the respective quarter. Effective July 1, 2005, the Company suspended offerings under the ESPP indefinitely. As of December 31, 2007, a total of 275,556 shares of common stock had been issued under the ESPP.

In connection with disqualifying dispositions related to ESPP shares, the tax benefit realized by the Company for the years ended December 31, 2007, 2006 and 2005 was $2,000, $34,000 and $42,000, respectively.

NOTE 14—EARNINGS PER SHARE

SFAS No. 128, *Earnings per Share* requires dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For the calculation of diluted EPS, the basic weighted average number of shares is increased by the dilutive effect of stock option and restricted stock units determined using the treasury stock method.

A reconciliation of the common shares used in the denominator for computing basic and diluted EPS is as follows (in thousands, except per share amounts):

	Year Ended December 31,		
	2007	2006	2005
Weighted average common shares outstanding, used in computing basic earnings per share	36,106	36,245	38,549
Effect of dilutive stock options and restricted stock units	328	399	394
Weighted-average common shares outstanding, used in computing diluted earnings per share	36,434	36,644	38,943
Earnings per share of common stock:			
Basic	$ 4.00	$ 3.39	$ 3.39
Diluted	3.96	3.36	3.36

Stock options and service-based restricted stock units representing 354,342, 612,603 and 562,419 shares of common stock were outstanding for the years ended December 31, 2007, 2006 and 2005, respectively, but these shares were excluded in the computation of diluted EPS because their effect would be anti-dilutive. In addition, performance-based restricted stock units representing 6,728 and 912 shares for the years ended December 31, 2007 and 2006, respectively, were excluded from the computation of diluted EPS, as these shares were subject to performance conditions that had not been met. No performance-based restricted stock units were outstanding for the year ended December 31, 2005.

In 2004, the Company's Board of Directors authorized the repurchase of up to $400,000,000 of the Company's common stock. Through December 31, 2007, the Company has repurchased 6,605,611 shares under this program at an aggregate purchase price of approximately $316,135,000. The repurchase program does not obligate the Company to acquire any specific number of shares or to acquire shares over any specified period of time.

NOTE 15—COMPREHENSIVE INCOME

Accumulated other comprehensive income (loss), net of applicable taxes, reported on the Company's Consolidated Balance Sheets consists of foreign currency translation adjustments and the unrealized gains and losses on derivative transactions. A summary of comprehensive income, net of related tax effects, for the year ended December 31, is as follows (in thousands):

	2007	2006	2005
Net income	$144,452	$123,018	$130,736
Other comprehensive income (loss):			
Unrealized derivative holding losses arising during period (net of tax expense (benefit) of ($796), $63 and ($62) in 2007, 2006 and 2005, respectively)	(844)	(2,599)	(3,976)
Reclassification to net income of previously deferred (gains) losses on derivative transactions (net of tax benefit of ($608), ($576) and ($1,365) in 2007, 2006 and 2005, respectively)	(1,303)	864	7,475
Foreign currency translation adjustments	25,394	11,167	(20,482)
Other comprehensive income (loss)	23,247	9,432	(16,983)
Comprehensive income	$167,699	$132,450	$113,753

NOTE 16—SEGMENT INFORMATION

The Company operates in four geographic segments: (1) United States, (2) Europe, Middle East and Africa ("EMEA"), (3) Latin America and Asia Pacific ("LAAP"), and (4) Canada, which are reflective of the Company's internal organization, management, and oversight structure. Each geographic segment operates predominantly in one industry: the design, production, marketing and selling of active outdoor apparel, including outerwear, sportswear, footwear, and related accessories and equipment.

In 2007, the Company reclassified its geographical net sales and segment reporting to reflect changes in its internal management and oversight structure as well as growth of the international distributor business. Net sales to international distributors, previously included as part of "Other International," have been regrouped into either the EMEA or LAAP region, in accordance with the markets in which each respective distributor operates.

The geographic distribution of the Company's net sales, income before income tax, interest income (expense), income tax expense (benefit), depreciation and amortization expense and identifiable assets are summarized in the following table (in thousands) for, and for the years ended, December 31, 2007, 2006 and 2005. In addition to the geographic distribution of net sales, the Company's net sales by major product line are also summarized below. Inter-geographic net sales, which are recorded at a negotiated mark-up and eliminated in consolidation, are not material.

	2007	2006	2005
Net sales to unrelated entities:			
United States	$ 767,198	$ 751,984	$ 676,858
EMEA	286,968	272,605	243,206
LAAP	175,725	142,844	120,955
Canada	126,148	120,239	114,772
	$1,356,039	$1,287,672	$1,155,791
Income before income tax:			
United States (1)	$ 114,973	$ 107,685	$ 184,741
EMEA	29,210	25,465	32,211
LAAP	27,598	22,924	17,533
Canada	27,195	23,394	23,489
Interest and other income (expense) and eliminations (1)	9,051	5,867	(67,119)
	$ 208,027	$ 185,335	$ 190,855
Interest income (expense), net:			
United States	$ 9,602	$ 7,855	$ 4,611
EMEA	(1,856)	(2,486)	(579)
LAAP	482	276	41
Canada	660	(83)	816
	$ 8,888	$ 5,562	$ 4,889
Income tax expense (benefit):			
United States	$ 41,992	$ 48,115	$ 45,211
EMEA	5,185	236	1,989
LAAP	6,319	5,815	5,028
Canada	10,079	8,151	7,891
	$ 63,575	$ 62,317	$ 60,119
Depreciation and amortization expense:			
United States	$ 18,643	$ 15,765	$ 15,860
EMEA	9,910	6,397	6,405
LAAP	1,540	952	839
Canada	245	433	442
	$ 30,338	$ 23,547	$ 23,546

	2007	2006	2005
Assets:			
United States	$ 872,027	$ 808,519	$ 798,176
EMEA	239,007	195,826	162,702
LAAP	78,308	80,436	65,609
Canada	97,815	71,240	70,833
Total identifiable assets	1,287,157	1,156,021	1,097,320
Eliminations and reclassifications	(120,676)	(128,732)	(129,680)
Total assets	$1,166,481	$1,027,289	$ 967,640
Goodwill:			
United States	$ 16,771	$ 16,996	$ 12,157
EMEA	502	502	502
LAAP	—	—	—
Canada	—	—	—
	$ 17,273	$ 17,498	$ 12,659
Net sales to unrelated entities:			
Outerwear	$ 497,551	$ 496,509	$ 440,018
Sportswear	565,591	509,134	450,270
Footwear	227,434	219,640	211,247
Accessories and equipment	65,463	62,389	54,256
	$1,356,039	$1,287,672	$1,155,791

(1) Income before income tax for the United States segment for 2005 includes approximately $73,097,000 in income repatriated from foreign subsidiary earnings.

NOTE 17—FINANCIAL RISK MANAGEMENT AND DERIVATIVES

The Company's foreign currency risk management objective is to protect cash flows resulting from production purchases, intercompany transactions and other costs from the impact of exchange rate movements. The Company manages a portion of these exposures with short-term strategies after giving consideration to market conditions, contractual agreements, anticipated sale and purchase transactions, and other factors. Firmly committed and anticipated transactions and the related receivables and payables may be hedged with forward exchange contracts, swaps or options. Gains and losses arising from foreign currency forward and purchased option contracts and cross-currency swap transactions are recognized in cost of goods sold or selling, general and administrative expenses as offsets of gains and losses resulting from the underlying hedged transactions. Hedge effectiveness is determined by evaluating whether gains and losses on hedges will offset gains and losses on the underlying exposures. This evaluation is performed at inception of the hedge and periodically over the life of the hedge. Hedge ineffectiveness was not material for the years ended December 31, 2007, 2006 and 2005.

At December 31, 2007 and 2006, the notional value of outstanding forward contracts was approximately $90,500,000 and $85,500,000, respectively.

At December 31, 2007, $3,585,000 of deferred losses (net of tax) on both outstanding and matured derivatives accumulated in other comprehensive income are expected to be reclassified to net income during the next twelve months as a result of underlying hedged transactions also being recorded in net income. Actual amounts ultimately reclassified to net income are dependent on the exchange rates in effect when derivative contracts that are currently outstanding mature.

The counterparties to derivative transactions are major financial institutions with investment grade credit ratings. However, this does not eliminate the Company's exposure to credit risk with these institutions. This credit risk is generally limited to the unrealized gains in such contracts should any of these counterparties fail to perform as contracted and is immaterial to any one institution at December 31, 2007 and 2006. To manage this risk, the Company has established strict counterparty credit guidelines. Compliance with these guidelines is continually monitored and reported to senior management. As a result, the Company considers the risk of counterparty default to be minimal.

SUPPLEMENTARY DATA—QUARTERLY FINANCIAL DATA (Unaudited)

The following table summarizes the Company's quarterly financial data for the past two years ended December 31, 2007 (in thousands, except per share amounts):

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$289,640	$218,560	$471,081	$376,758
Gross profit	126,698	90,575	203,531	158,947
Net income	26,086	10,037	62,609	45,720
Earnings per share				
Basic	$ 0.72	$ 0.28	$ 1.73	$ 1.27
Diluted	0.71	0.27	1.72	1.26

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$260,211	$211,553	$454,140	$361,768
Gross profit	111,637	81,424	198,248	149,746
Net income	19,467	4,833	60,331	38,387
Earnings per share				
Basic	$ 0.53	$ 0.13	$ 1.69	$ 1.07
Diluted	0.52	0.13	1.67	1.06

Item 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Report of Management

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework. Based on our assessment we believe that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

There has been no change in our internal control over financial reporting that occurred during our fiscal quarter ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Our independent auditors have issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2007, which is included herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Columbia Sportswear Company
Portland, OR

We have audited the internal control over financial reporting of Columbia Sportswear Company and subsidiaries (the "Company") as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Report of Management". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2007 of the Company and our report dated February 28, 2008 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the change in accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standard No. 123(R), *Share-Based Payment.*

DELOITTE & TOUCHE LLP
Portland, OR
February 28, 2008

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The sections of our 2008 Proxy Statement entitled "Election of Directors," "Corporate Governance Guidelines," "Board Committees," and "Section 16(a) Beneficial Ownership Reporting Compliance" are incorporated herein by reference.

See Item 4A of this Annual Report on Form 10-K for information regarding our executive officers.

Item 11. *EXECUTIVE COMPENSATION*

The section of our 2008 Proxy Statement entitled "Executive Compensation" is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The section of our 2008 Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

The following table provides information about compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance to employees or non-employees (such as directors and consultants), at December 31, 2007:

Equity Compensation Plan information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column)
	(1)	(2)	
Equity compensation plans approved by security holders:			
1997 Stock Incentive Plan	1,518,071	$46.70	1,340,748
1999 Employee Stock Purchase Plan (3)	—	—	474,444
Equity compensation plans not approved by security holders	—	—	—
Total	1,518,071	$46.70	1,815,192

(1) The number of outstanding shares to be issued under the 1997 Stock Incentive Plan includes stock options and restricted stock units.
(2) The weighted-average exercise price excludes 159,654 shares issuable upon the vesting of outstanding restricted stock units, which have no exercise price.
(3) The 1999 Employee Stock Purchase Plan was suspended indefinitely effective July 1, 2005.

Item 13. *CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

The sections of our 2008 Proxy Statement entitled "Certain Relationships and Related Transactions," Related Transactions Approval Process," and "Corporate Governance Guidelines" are incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The section of our 2008 Proxy Statement entitled "Principal Accountant Fees and Services" is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE*

(a)(1) and (a)(2) Financial Statements. The Financial Statements of the Company and Supplementary Data filed as part of this Annual Report on Form 10-K are on pages 39 to 68 of this Annual Report.

(b) See Exhibit Index beginning on page 75 for a description of the documents that are filed as Exhibits to this Annual Report on Form 10-K or incorporated herein by reference.

Schedule II
Valuation and Qualifying Accounts
(in thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions (a)	Balance at End of Period
Year Ended December 31, 2007:					
Allowance for doubtful accounts	$ 6,732	$1,869	$—	$(1,232)	$ 7,369
Product warranty	11,162	2,269	—	(2,569)	10,862
Year Ended December 31, 2006:					
Allowance for doubtful accounts	$ 7,340	$ 409	$—	$(1,017)	$ 6,732
Product warranty	9,907	4,804	—	(3,549)	11,162
Year Ended December 31, 2005:					
Allowance for doubtful accounts	$ 7,825	$1,158	$—	$(1,643)	$ 7,340
Product warranty	9,140	4,178	—	(3,411)	9,907

(a) Charges to the accounts included in this column are for the purposes for which the reserves were created.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 28, 2008.

COLUMBIA SPORTSWEAR COMPANY

By: /s/ BRYAN L. TIMM

Bryan L. Timm
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated as of February 28, 2008.

Signatures	Title
/s/ TIMOTHY P. BOYLE **Timothy P. Boyle**	President and Chief Executive Officer and Director (Principal Executive Officer)
/s/ BRYAN L. TIMM **Bryan L. Timm**	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ GERTRUDE BOYLE **Gertrude Boyle**	Chairman of the Board of Directors
/s/ SARAH A. BANY **Sarah A. Bany**	Director
/s/ EDWARD S. GEORGE **Edward S. George**	Director
/s/ MURREY R. ALBERS **Murrey R. Albers**	Director
/s/ JOHN W. STANTON **John W. Stanton**	Director
/s/ WALTER T. KLENZ **Walter T. Klenz**	Director
/s/ STEPHEN E. BABSON **Stephen E. Babson**	Director
/s/ ANDY D. BRYANT **Andy D. Bryant**	Director

Exhibit Index

3.1	Third Restated Articles of Incorporation (incorporated by reference to exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
3.2	2000 Restated Bylaws (incorporated by reference to exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
4.1	See Article II of Exhibit 3.1 and Article I of Exhibit 3.2
+10.1	1997 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to the Company's proxy statement filed on April 9, 2004)
+*10.2	Form of Incentive Stock Option Agreement
+*10.3	Form of Nonstatutory Stock Option Agreement
+10.3(a)	Form of Executive Stock Option Agreement (incorporated by reference to exhibit 10.3 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2000) (File No. 000-23939)
+10.3(b)	Form of Nonstatutory Stock Option Agreement for stock options granted on or after July 20, 2006 (incorporated by reference to exhibit 99.1 to the Company's Form 8-K filed on July 20, 2006)
+10.3(c)	Form of Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 99.2 to the Company's Form 8-K filed on July 20, 2006)
+10.3(d)	Form of Performance-Based Restricted Stock Unit Award Agreement (incorporated by reference to exhibit 99.3 to the Company's Form 8-K filed on July 20, 2006)
10.5	Credit Agreement between the Company and Wells Fargo Bank National Association dated December 16, 2004 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
10.5(a)	First Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated December 22, 2005 (incorporated by reference to the Company's Form 8-K filed on December 27, 2005)
10.5(b)	Second Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated December 22, 2005 (incorporated by reference to the Company's Form 8-K filed on October 27, 2006)
10.5(c)	Third Amendment to Credit Agreement between the Company and Wells Fargo Bank National Association dated June 26, 2007 (incorporated by reference to the Company's Form 8-K filed on July 2, 2007)
10.6	Continuing Letter of Credit Agreement between The Hong Kong and Shanghai Banking Corporation Limited and the Company dated May 21, 2007 (incorporated by reference to the Company's Form 8-K filed on May 22, 2007)
*10.7	Lease between BB&S Development Company and the Company, dated February 12, 1996
*10.8	Lease between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada Limited, dated January 3, 1994
10.9	Lease Amending Agreement between B.A.R.K. Holdings, Inc. and Columbia Sportswear Canada Limited, dated January 1, 2002 (incorporated by reference to exhibit 10.12 (a) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
10.9(a)	Indemnity Agreement between Columbia Sportswear Company and B.A.R.K. Holdings, Inc., dated January 1, 2002 (incorporated by reference to exhibit 10.12 (b) to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939

Exhibit Index

+10.10	Consulting and Confidentiality Agreement between Robert Masin and the Company dated as of September 1, 2006 (incorporated by reference to the Company's 8-K filed on September 1, 2006)
*10.11	Form of Indemnity Agreement for Directors
*10.12	Form of Agreement Regarding Plan of Recapitalization Among the Company and Shareholders
+10.13	1999 Employee Stock Purchase Plan, as amended (incorporated by reference to exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001) (File No. 000-23939)
+10.14	Executive Incentive Compensation Plan, as amended (incorporated by reference to exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2000) (File No. 000-23939)
+10.15	Form of Indemnity Agreement for Directors and Executive Officers (incorporated by reference to exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)
+10.16	Summary of Compensatory Arrangements with Directors (incorporated by reference to the Company's Form 8-K filed on May 18, 2006)
+10.17	Summary of Compensatory Arrangements with Named Executive Officers
21.1	Subsidiaries of the Company
23.1	Consent of Deloitte & Touche LLP
31.1	Rule 13a-14(a) Certification of Timothy P. Boyle, President and Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Bryan L. Timm, Chief Financial Officer
32.1	Section 1350 Certification of Timothy P. Boyle, President and Chief Executive Officer
32.2	Section 1350 Certification of Bryan L. Timm, Chief Financial Officer

+ Management Contract or Compensatory Plan

* Incorporated by reference to the Company's Registration Statement on Form S-1 (Reg. No. 333-43199).

Portland, Oregon

April 4, 2008

Dear Shareholders:

You are cordially invited to attend our annual meeting of shareholders at 3:00 p.m. Pacific Time on Wednesday, May 21, 2008, at our headquarters located at 14375 NW Science Park Drive, Portland, Oregon 97229. Details of the business to be conducted at the annual meeting are provided in the attached Notice of Annual Meeting and Proxy Statement. At the annual meeting, we will also report on the Company's operations and respond to any questions you may have.

Your vote is very important. Whether or not you attend the annual meeting in person, it is important that your shares are represented and voted at the meeting.

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.

  If you hold your shares in street name: please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.

- **If you hold your shares in the Columbia Sportswear Company Employee Stock Purchase Plan:** please promptly complete, sign, date, and return the enclosed proxy card. Your completed proxy card will serve as voting instructions to the Plan's trustee.

If you attend the meeting, you will have the right to revoke your proxy and vote your shares in person. Please read "How You Can Vote" and "How You Can Revoke Your Proxy or Change Your Vote" in the Proxy Statement for further information.

Very truly yours,

Timothy P. Boyle
President and Chief Executive Officer

COLUMBIA SPORTSWEAR COMPANY

14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 21, 2008

Dear Shareholders:

Our annual meeting will be held at 3:00 p.m. Pacific Time on Wednesday, May 21, 2008, at 14375 NW Science Park Drive, Portland, Oregon 97229. The purpose of the meeting is:

1. To elect directors for the next year;
2. To ratify the selection of Deloitte & Touche LLP as our independent auditors for 2008; and
3. To act upon any other matters that may properly come before the meeting.

Only shareholders of record at the close of business on March 24, 2008, are entitled to vote at the meeting. A list of shareholders will be available for inspection beginning March 28, 2008, at our corporate headquarters.

By Order of the Board of Directors

Peter J. Bragdon
Vice President, General Counsel and Secretary

Portland, Oregon
April 4, 2008

TABLE OF CONTENTS

PROXY STATEMENT

COLUMBIA SPORTSWEAR COMPANY

PROXY STATEMENT

Annual Meeting of Shareholders

SUMMARY OF PROCEDURES

Proxy Statement Information. The Board of Directors of Columbia Sportswear Company, an Oregon corporation, is soliciting proxies to be used at the annual meeting of shareholders to be held at 3:00 p.m. Pacific Time on Wednesday, May 21, 2008, at the Company's headquarters, located at 14375 NW Science Park Drive, Portland, Oregon 97229, for the purposes set forth in the accompanying Notice of Annual Meeting. This Proxy Statement, our 2007 Annual Report to Shareholders, and our form of proxy will be provided to shareholders on or about April 4, 2008. The expense of soliciting proxies, including the cost of preparing, assembling, and mailing the Notice, Proxy Statement, 2007 Annual Report to Shareholders, and form of proxy, will be borne by the Company. We will ask fiduciaries, custodians, brokerage houses and similar parties to forward copies of proxy materials to beneficial owners of the Company's stock, and we will reimburse these parties for their reasonable and customary charges for distribution expenses. Proxies will be solicited by use of the mail and the internet, and our directors, officers and employees may also solicit proxies by telephone, facsimile, and personal contact. No additional compensation will be paid for these services. We have retained W.F. Doring & Co. to assist in the solicitation of proxies from nominees and brokers at an estimated fee of $3,500 plus related out-of-pocket expenses.

Electronic Delivery of Proxy Materials. In accordance with the rules recently adopted by the Securities and Exchange Commission, the Company's proxy materials are available to all shareholders on the Internet. Instead of receiving paper copies of the Notice, Annual Report to Shareholders, Proxy Statement and/or form of proxy in the mail, you may receive these communications electronically via the Internet. If you received any proxy materials in the mail this year and would like to receive the materials electronically next year, please write to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. Once you provide your consent to receive electronic delivery of proxy materials via the Internet, your consent will remain in effect until you revoke it.

Householding of Proxy Materials. The Securities and Exchange Commission has adopted rules that permit companies and intermediaries to satisfy the delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single Notice or set of proxy materials addressed to those shareholders. This process, which is commonly referred to as "householding," may be more convenient for shareholders and less expensive for companies. A number of brokers with accountholders who are Company shareholders will be householding our Notice or proxy materials. If you have received notice from your broker that it will be householding communications to your address, householding will continue until you are notified otherwise or until you revoke your consent. If at any time you no longer wish to participate in householding, please notify your broker or write to us at Columbia Sportswear Company, Attention: Investor Relations, 14375 NW Science Park Drive, Portland, Oregon 97229. You may also contact Investor Relations at (503) 985-4000. If you currently receive multiple copies of the proxy materials and would like to request householding, please contact your broker.

Who Can Vote. Only shareholders of record at the close of business on March 24, 2008 (the "record date") are entitled to notice of and to vote at the annual meeting or any adjournments of the annual meeting. At the close of business on March 24, 2008, 34,860,827 shares of our Common Stock, the only authorized voting security of the Company, were issued and outstanding. Because shareholders are entitled to one vote per share, a total of 34,860,827 votes are entitled to be cast at the annual meeting.

How You Can Vote. Shareholders may vote in person at our annual meeting or by proxy. To vote by proxy:

- **If you are a shareholder of record:** please promptly complete, sign, date, and return the enclosed proxy card. You may also grant a proxy by telephone or via the Internet by following the instructions on the enclosed proxy card.
- **If you hold your shares in street name:** please vote your shares by following the instructions set forth in the Notice provided by your broker, bank, trust, or other holder of record. In most cases, you may be permitted to submit your voting instructions by mail, by telephone, or via the Internet.
- **If you hold your shares in the Columbia Sportswear Company Employee Stock Purchase Plan:** please promptly complete, sign, date, and return the enclosed proxy card. Your completed proxy card will serve as voting instructions to the Plan's trustee.

All of your shares that have been properly voted and not revoked will be voted at the annual meeting in accordance with your instructions. If you grant a proxy but do not give voting instructions, the shares represented by your proxy will be voted as recommended by the Board of Directors.

How You Can Revoke Your Proxy or Change Your Vote. You can revoke your proxy at any time before it is voted at the annual meeting by:

- Submitting to the Secretary written notice of revocation bearing a later date than the date of your proxy;
- Submitting to the Secretary a later-dated proxy relating to the same shares; or
- Attending the annual meeting and voting in person. If your shares are held in the name of a broker, bank, trust, or other nominee, you must obtain a proxy, executed in your favor, from the nominee to be able to vote at the meeting.

Any written notice revoking a proxy should be sent to Columbia Sportswear Company, Attention: Peter J. Bragdon, Vice President, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229, or hand-delivered to the Secretary at or before the vote at the annual meeting.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of March 24, 2008, regarding the beneficial ownership of shares of our Common Stock by (i) each person known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors and director nominees, (iii) each executive officer named in the Summary Compensation Table who was serving as an executive officer at the end of the last completed fiscal year (each, a "named executive officer"), and (iv) all of our executive officers and directors as a group. The address for each of our executive officers and directors is 14375 NW Science Park Drive, Portland, Oregon 97229. The address for JPMorgan Chase & Co. is 270 Park Avenue, New York, New York 10017. Except as otherwise noted, the persons listed below have sole investment and voting power with respect to the shares owned by them.

Name	Shares Beneficially Owned	Percentage of Shares(1)
Timothy P. Boyle	15,151,214(2)	43.46
Gertrude Boyle	5,310,707	15.23
Sarah A. Bany	1,672,363(3)	4.80
Murrey R. Albers	41,177(4)	*
Stephen E. Babson	32,255(5)	*
Andy D. Bryant	9,971(6)	*
Edward S. George	51,785(7)	*
Walter T. Klenz	42,693(8)	*
John W. Stanton	323,992(9)	*
Patrick D. Anderson	98,340(10)	*
Mark J. Sandquist	58,716(11)	*
Bryan L. Timm	89,581(12)	*
JPMorgan Chase & Co.	2,538,663(13)	7.28
All executive officers and directors as a group (17 persons)	22,969,041(14)	65.89

* Less than 1%.

(1) Shares that the person or group has the right to acquire within 60 days after March 24, 2008 are deemed to be outstanding in calculating the percentage ownership of the person or group but are not deemed to be outstanding as to any other person or group.

(2) Includes (a) 365,463 shares held in trust, for which Mr. Boyle's wife is trustee, for the benefit of Mr. Boyle's children, (b) 417 shares held in trust for Mr. Boyle's wife, for which she is trustee, and (c) 23,575 shares held by Mr. Boyle's daughter, the purchase of which was financed with a loan from Mr. Boyle. Mr. Boyle disclaims beneficial ownership of these shares. Also includes 359,722 shares held in grantor retained annuity trusts for which Mr. Boyle is trustee and income beneficiary. Does not include 9,250 shares held by Mr. Boyle's son, the purchase of which was financed with a loan from Mr. Boyle. The ownership of Mr. Boyle's son's shares is not attributable to Mr. Boyle, and Mr. Boyle disclaims beneficial ownership of these shares.

(3) Includes (a) 399,377 shares held in grantor retained annuity trusts for which Ms. Bany is trustee and income beneficiary, (b) 47,885 shares subject to options exercisable within 60 days after March 24, 2008, and (c) 1,066 shares subject to restricted stock units ("RSUs") that vest within 60 days after March 24, 2008. Also includes 10,883 shares held by the Marie Lamfrom Charitable Foundation, for which Ms. Bany is a trustee. Ms. Bany disclaims beneficial ownership of these shares.

(4) Includes 36,495 shares subject to options exercisable within 60 days after March 24, 2008, and 599 shares subject to RSUs that vest within 60 days after March 24, 2008.

(5) Includes (a) 750 shares held by Babson Capital Partners, LP, for which Mr. Babson is general partner, (b) 1,500 shares held by the Jean McCall Babson Trust, for which Mr. Babson is trustee and whose beneficiaries include members of Mr. Babson's family, (c) 27,105 shares subject to options exercisable within 60 days after March 24, 2008, and (d) 1,066 shares subject to RSUs that vest within 60 days after March 24, 2008.

(6) Includes 7,038 shares subject to options exercisable within 60 days after March 24, 2008, and 599 shares subject to RSUs that vest within 60 days after March 24, 2008.

(7) Includes 7,800 shares held by George Family Investment L.P. and 6,400 shares held by The George Family Trust, for which Mr. George is a trustee. Mr. George disclaims beneficial ownership of these shares. Also includes 35,652 shares subject to options exercisable within 60 days after March 24, 2008, and 599 shares subject to RSUs that vest within 60 days after March 24, 2008.

(8) Includes 41,159 shares subject to options exercisable within 60 days after March 24, 2008, and 599 shares subject to RSUs that vest within 60 days after March 24, 2008.

(9) Includes 25,000 shares held by the Aven Foundation, for which Mr. Stanton is a trustee. Mr. Stanton disclaims beneficial ownership of these shares. Also includes 19,014 shares subject to options exercisable within 60 days after March 24, 2008, and 1,066 shares subject to RSUs that vest within 60 days after March 24, 2008.

(10) Includes 89,869 shares subject to options exercisable within 60 days after March 24, 2008.

(11) Includes 58,716 shares subject to options exercisable within 60 days after March 24, 2008.

(12) Includes 83,238 shares subject to options exercisable within 60 days after March 24, 2008.

(13) Based solely upon information reported in a Schedule 13G filed on January 28, 2008, reporting beneficial ownership as of December 31, 2007, JPMorgan Chase & Co. has sole power to vote or to direct the vote for 2,074,890 shares, has shared power to vote or to direct the vote for 385,564 shares, has sole power to dispose or to direct the disposition of 2,150,999 shares, and has shared power to dispose or to direct the disposition of 386,064 shares. JPMorgan Chase & Co. is the beneficial owner of these shares on behalf of other persons known to have one or more of the following: the right to receive dividends for these securities, the power to direct the receipt of dividends from these securities, the right to receive the proceeds from the sale of these securities, and the right to direct the receipt of proceeds from the sale of these securities. None of these persons are known to own more than 5% of our Common Stock.

(14) Includes 528,723 shares subject to options exercisable within 60 days after March 24, 2008, and 5,594 shares subject to RSUs that vest within 60 days after March 24, 2008.

CORPORATE GOVERNANCE

Corporate Governance Guidelines. The Board of Directors has adopted a Nominating and Corporate Governance Committee Charter that is available for review on our website at www.columbia.com. Under our Nominating and Corporate Governance Committee Charter, which adopts the standards for "independence" under the applicable NASDAQ listing rules and the Securities and Exchange Commission rules, a majority of the members of the Board of Directors must be independent as determined by the Board of Directors. The Board of Directors has determined that Messrs. Albers, Babson, Bryant, George, Klenz and Stanton are independent and, accordingly, a majority of our Board of Directors is independent. In addition, all members of our Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are independent. There are no undisclosed transactions, relationships, or arrangements considered by the Board of Directors in connection with the determination of whether any particular Director is independent.

The Company has also adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer, Corporate Controller, and all other Company directors and officers. A copy of our Code of Business Conduct and Ethics is available on our website at www.columbia.com.

Communications with Board. Any shareholder may communicate with the Board of Directors, individually or as a group, by writing to the member or members of the Board of Directors, c/o Peter J. Bragdon, Vice President, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. All communications will be compiled by the Secretary and submitted to the individual director to whom it is addressed. Communications with the Board of Directors regarding recommendations of individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors must be made in accordance with the Director Nomination Policy described below.

Board Meetings. The Board of Directors met six times in 2007. Four executive sessions of the Board of Directors were held in 2007. Each director attended at least 75% of the total number of meetings of the Board of Directors and of any committee on which he or she served in 2007. We do not maintain a formal policy regarding director attendance at annual shareholder meetings; however, we encourage directors to attend the annual meeting of shareholders. All nine of our directors attended our 2007 annual meeting of shareholders.

Board Committees. The Board of Directors has designated three standing committees. The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee each operate under a written charter that is available for review on our website at www.columbia.com. The current membership of each committee and its principal functions, as well as the number of times it met during fiscal year 2007, is described below.

Audit Committee. The Audit Committee is composed of Messrs. George, Bryant, and Stanton. The Board of Directors has determined that each member of the Audit Committee meets all applicable independence and financial literacy requirements. The Board has also determined that Mr. George is an "audit committee financial expert" as defined in regulations adopted by the Securities and Exchange Commission. A description of the functions performed by the Audit Committee and Audit Committee activity is set forth below in "Report of the Audit Committee." The Audit Committee met five times in 2007.

Compensation Committee. The Compensation Committee is composed of Messrs. Albers, Babson and Klenz. The Compensation Committee determines compensation for the Company's executive officers and administers the Company's 1997 Stock Incentive Plan, the 1999 Employee Stock Purchase Plan, and the Executive Incentive Compensation Plan. The Compensation Committee met five times in 2007. The Compensation Committee's processes and procedures for determining compensation for the Company's executive officers and directors are described below in "Compensation Committee Discussion and Analysis."

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is composed of Messrs. Babson, Albers, Bryant, George, Klenz and Stanton. The Nominating and Corporate Governance Committee develops and recommends corporate governance guidelines and standards for business conduct and ethics, identifies individuals qualified to become Board members, and makes recommendations regarding nominations for director. The Nominating and Corporate Governance Committee will consider individuals recommended by shareholders for nomination as director in accordance with the procedures described under "Director Nomination Policy" below. The Nominating and Corporate Governance Committee also oversees the annual self-evaluations of the Board and its committees and makes recommendations concerning the size, structure, composition and membership of the Board of Directors and its committees. The Nominating and Corporate Governance Committee met four times in 2007.

Director Nomination Policy. Shareholders may recommend individuals for consideration by the Nominating and Corporate Governance Committee to become nominees for election to the Board of Directors by submitting a written recommendation to the Nominating and Corporate Governance Committee c/o Peter J. Bragdon, Vice President, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229. Communications should be sent by overnight or certified mail, return receipt requested. Submissions must include sufficient biographical information concerning the recommended individual, including age, five-year employment history with employer names and a description of the employer's business, whether the individual can read and understand financial statements, and board memberships, if any, for the Nominating and Corporate Governance Committee to consider. The submission must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders. Recommendations received by December 31, 2008 will be considered for nomination at the 2009 Annual Meeting of Shareholders. Recommendations received after December 31, 2008 will be considered for nomination at the 2010 Annual Meeting of Shareholders. In addition to shareholder recommendations, the Nominating and Corporate Governance Committee may identify potential director nominees through referrals by directors, officers, employees, and third parties, referrals by search firms, and internal research and recruitment activities.

Following the identification of director candidates, the Nominating and Corporate Governance Committee meets to discuss and consider each candidate's qualifications and determines by majority vote the candidate(s) who the Nominating and Corporate Governance Committee believes will best serve the Company. In evaluating director candidates, the Nominating and Corporate Governance Committee considers a variety of factors, including the composition of the Board as a whole, the characteristics (including independence, diversity, age, skills and experience) of each candidate, and the performance and continued tenure of incumbent Board members. The Committee will consider these factors to evaluate potential candidates regardless of the source of the recommendation. The Committee believes that director candidates should possess high ethical character, business experience with high accomplishment in his or her respective field, the ability to read and understand financial statements, relevant expertise and experience, and the ability to exercise sound business judgment. Candidates must also be over 21 years of age. In addition, the Committee believes at least one member of the Board should meet the criteria for an "audit committee financial expert" as defined by the Securities and Exchange Commission rules, and that a majority of the members of the Board should meet the definition of "independent director" under the applicable NASDAQ listing requirements and Securities and Exchange Commission rules. The Committee also believes key members of our management should participate as members of the Board.

Compensation Committee Interlocks and Insider Participation. No member of our Compensation Committee is a past or present officer or employee of ours or any of our subsidiaries, nor has any member of our Compensation Committee had any relationship requiring disclosure under Item 404 of Regulation S-K under the Securities Exchange Act of 1934. Likewise, none of our executive officers has served on the Board of Directors or Compensation Committee (or other committee serving an equivalent function) of any other entity, where one of the other entity's executive officers served on our Board of Directors or Compensation Committee.

Certain Relationships and Related Transactions. Joseph Boyle, son of Timothy P. Boyle and grandson of Gertrude Boyle, is employed by the Company as a merchandiser. Joseph Boyle receives an annual salary of $70,000 and is eligible to receive bonus and employment benefits available to other employees in comparable positions. The Nominating and Corporate Governance Committee reviewed and ratified this transaction.

Related Transactions Approval Process. Our Nominating and Corporate Governance Committee generally approves in advance any transactions with an officer, director, 5% shareholder, or any immediate family member of an officer, director, or 5% shareholder ("related person") pursuant to our written related person transaction approval policy. A "related person transaction" is any actual or proposed transaction or series of transactions amounting to more than $120,000 in which the Company was or is to be a participant, and in which a related person had or will have a direct or indirect material interest. Our policy requires that the Committee review the material facts of any transaction that could potentially qualify as a "related person transaction" and either approve or disapprove of our entry into the transaction. If advance Committee approval is not feasible, the related person transaction is considered, and if the committee determines it to be appropriate, ratified at the Committee's next regularly scheduled meeting. In determining whether to approve or ratify a transaction, the Committee takes into account, among other factors it deems to be appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated person under the same or similar circumstances and the extent of the related person's direct or interest in the transaction. If a related person transaction is ongoing, the Committee may establish guidelines for management to follow in its ongoing dealings with the related person. Thereafter, the Committee reviews and assesses ongoing relationships with the related person annually to see that they are in compliance with the Committee's guidelines and are appropriate.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors, and persons who own more than 10% of our Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Executive officers, directors, and beneficial owners of more than 10% of our Common Stock are required to furnish to us copies of all section 16(a) reports they file. Based solely on a review of reports that we received and on written representations from reporting persons regarding compliance, we believe that all section 16(a) transactions were reported on a timely basis.

AUDIT COMMITTEE REPORT

The Audit Committee's role is to provide governance, guidance, and oversight regarding financial information provided by the Company to the public or governmental bodies, the Company's systems of internal controls, and the Company's auditing, accounting, and financial reporting processes in general. In accordance with the Audit Committee charter, the Audit Committee also oversees the relationship between the Company and its independent auditor, including recommending appointment of the independent auditor, reviewing and pre-approving the scope of services and related fees to be paid to the independent auditor, and assessing the auditor's independence. The Audit Committee regularly meets with management and the Company's independent auditor, Deloitte & Touche LLP, to discuss, among other things, the preparation of the financial statements, including key accounting and reporting issues.

The Audit Committee has:

- Reviewed and discussed with management and Deloitte & Touche LLP the audited financial statements;
- Discussed with Deloitte & Touche LLP the matters required to be discussed under generally accepted auditing standards and Statement on Auditing Standards No. 61, as amended (Communication with Audit Committees);
- Received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with Deloitte & Touche LLP the auditor's independence from the Company and its management; and
- Reviewed and approved the amount of fees paid to Deloitte & Touche LLP for audit and non-audit services, and discussed whether Deloitte & Touche LLP's provision of non-audit services was compatible with maintaining its independence.

In considering the nature of the non-audit services provided by Deloitte & Touche LLP, the Audit Committee determined that these services are compatible with the provision of independent audit services.

Based on the Audit Committee's review and the meetings, discussions and reports described above, and subject to the limitations of the Audit Committee's role and responsibilities referred to above and in the Audit Committee charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements for the year ended December 31, 2007, be included in the Company's Annual Report on Form 10-K.

Members of the Audit Committee:

Edward S. George—Chairman
Andy D. Bryant
John W. Stanton

PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2006	2007
Audit Fees(1)	$1,148,411	$1,306,070
Audit-Related Fees(2)	14,300	16,500
Tax Fees(3)	343,829	232,954
All Other Fees	—	—
Total	$1,506,540	$1,555,524

(1) Fees for audit services billed to the Company by Deloitte & Touche LLP in 2006 and 2007 consisted of:

- Audit of the Company's annual financial statements and Sarbanes-Oxley Act, Section 404 related services;
- Reviews of the Company's quarterly financial statements; and
- Statutory and regulatory audits, consents and other services related to Securities and Exchange Commission matters.

(2) Fees for audit-related services billed to the Company by Deloitte & Touche LLP in 2006 and 2007 consisted of:

- Financial accounting and reporting consultations;
- Employee benefit plan audits;
- Due diligence associated with acquisitions;
- Opening and closing balance sheet audits/reviews of an acquisition; and
- Agreed-upon procedures engagements.

(3) Fees for tax services billed to the Company by Deloitte & Touche LLP in 2006 and 2007 consisted of:

- Federal tax return compliance assistance;
- Foreign tax compliance, planning and advice;
- VAT planning and advice;
- Requests for technical advice from taxing authorities;
- Assistance with tax audits and appeals; and
- Preparation of expatriate tax returns.

Pre-Approval Policy. All of the services performed by Deloitte & Touche LLP in 2007 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee. This policy describes the permitted audit, audit-related, tax, and other services (collectively, the "Disclosure Categories") that the independent auditors may perform. The policy requires the Audit Committee to periodically review and revise (a) a description of the services provided or expected to be provided by the independent auditors in each of the Disclosure Categories and the related fees and costs, and (b) a list of newly requested services subject to pre-approval since the last regularly scheduled meeting. Generally, pre-approval is provided at regularly scheduled meetings; however, the authority to pre-approve services between meetings, as necessary, has been delegated to the Chairman of the Audit Committee. The Chairman updates the Audit Committee at the next regularly scheduled meeting of any services for which he granted specific pre-approval.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the Committee recommended to the Board of Directors that the following Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Members of the Compensation Committee:

Murrey R. Albers—Chairman
Stephen E. Babson
Walter T. Klenz

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, discusses our compensation program for our Chief Executive Officer, or CEO, our Chief Financial Officer, or CFO and our three other most highly compensated officers, which we collectively refer to as our named executive officers. Our named executive officers are:

- Timothy P. Boyle, President and CEO;
- Bryan L. Timm, Vice President and CFO;
- Gertrude Boyle, Chairman of our Board of Directors;
- Patrick D. Anderson, Vice President and Chief Operating Officer, or COO; and
- Mark J. Sandquist, Vice President of Apparel and Equipment.

In this CD&A, the terms "we," "us," "our" and "the Company" refer to Columbia Sportswear Company and not to the Compensation Committee. The compensation programs for our named executive officers also generally apply to our other executive officers, and references in this CD&A to the executive officers include the named executive officers and the other executive officers.

In this CD&A, we describe our overall compensation philosophy, objectives and practices. Our compensation philosophy and objectives generally apply to all of our employees, and most of our employees are eligible to participate in the three main components of our compensation program: base salary, annual cash bonus, and long-term incentives. The relative value of each of these components of our compensation program varies from year to year and for each individual employee, depending on our financial and stock price performance and the employee's role and responsibilities.

Our compensation program is designed:

- to align executive officer and shareholder financial interests;
- to enable us to attract, retain and motivate key, highly talented executive officers; and
- to consider competitive compensation practices and other relevant factors without establishing compensation targets at specific benchmark percentiles.

Highlights of our compensation program also include the following:

- we employ our executive officers "at will," and we have no severance payment arrangements and no change of control agreement with any of our named executive officers;
- our executive officers realize a significant portion of their compensation only when we achieve annual and long-term business goals and when our stock price increases;
- we engage in extensive processes that require Compensation Committee review and approval of compensation program design and practices, advice of an independent compensation consultant engaged by the Committee, comprehensive discussions between the Committee and our President and CEO regarding our President and CEO's performance and the performance of our other executive officers; and
- we have established appropriate practices regarding the timing and pricing of stock option grants.

Compensation objectives

Leadership and motivation of our executive officers are critical to our long-term success. We believe our executive officer compensation program enables us to attract, retain and motivate key high-quality executive officers who are primarily responsible for our long-term success. Our executive officer compensation program also seeks to align these officers' compensation with our short-and long-term operating and stock market performance.

The market for high quality executive officers in our industry is competitive. As with any company, part of attracting and keeping the executive officers we want involves offering total compensation packages that are competitive with those offered by other companies. Our challenge is to offer a compensation program that is competitive and at the same time reinforces our core values of quality, performance and execution.

Compensation program design

Our compensation program is designed to reward our executive officers when they achieve our targeted annual performance goals, increase shareholder value and maintain long-term careers with us. Accordingly, we:

- provide total compensation that is competitive with other companies in our industry;
- link bonuses to corporate and individual performance; and
- align management interests with shareholder interests by tying executive officer compensation in part to long-term shareholder returns.

In our view, a competitive pay package in our industry includes a salary that guarantees a minimum level of compensation for an executive officer, a meaningful bonus tied to achievement of both corporate and individual objectives, equity incentives that offer significant rewards if the market price of our Common Stock increases in the future, and benefits consistent with what is offered by similar companies. The total compensation package for our executive officers is substantially weighted toward incentive compensation tied to corporate and individual performance and equity incentives. Therefore, when targeted performance levels are not achieved and/or our stock decreases, executive officer compensation is substantially reduced. When targeted performance levels are exceeded and our stock price increases, executive officer compensation is substantially increased.

We have no severance payment arrangements and no change of control agreement with any of our named executive officers.

Components of compensation

We have a relatively simple compensation program. For 2007, our compensation program for named executive officers included the following three main components:

- base salary;
- annual, short-term incentive compensation; and
- long-term, equity-based incentive compensation consisting of stock options and performance-based restricted stock units ("RSUs").

These three components constitute what we refer to as "total direct compensation" with respect to each named executive officer. We also provide compensation in the form of various other employee benefits and perquisites. Each of these elements helps us achieve the objectives of the program, and we believe that, together, they have been and will continue to be effective in achieving our overall objectives. A short description of each follows.

Base salary

We provide an annual base salary to each named executive officer based in large part on job responsibility, experience level, individual performance, and the amount and nature of the other compensation paid to the named executive officer.

Short-term incentive compensation

We have established an Executive Incentive Compensation Plan for executive officers that provides for the payment of annual bonuses to motivate and reward achievement of corporate objectives. The plan satisfies the requirements of Section 162(m) of the Internal Revenue Code for shareholder-approved, performance-based compensation. The Compensation Committee generally determines the structure of the overall short-term incentive program at the beginning of the year. In setting the structure and the amount of the overall bonus target, the Committee considers the Company's strategic goals and plan, its operational and financial budget, and other factors, all of which are designed to improve shareholder value. The maximum bonus payable to any executive officer under the plan for a calendar year is $2 million.

We may also award discretionary bonuses outside of the Executive Incentive Compensation Plan, based on extraordinary individual performance. We may or may not award an annual cash bonus, and any amount awarded varies according to the achievement of company and individual performance objectives.

Equity-based incentives

Equity-based incentives represent a direct link between executive officer compensation and shareholder returns. In light of this, we believe that offering equity incentives to our executive officers that become more valuable if the market price of our Common Stock increases provides an appropriate additional incentive to the executive officers to work toward this goal. Our equity awards to named executive officers take the form of stock options and performance-based RSUs. Because our Chairman and our President and CEO each hold substantial amounts of our outstanding Common Stock, however, to date we have not granted equity-based incentives to these executive officers. Each form of equity award constitutes approximately 50% of the overall long-term incentive we provide to named executive officers, excluding our Chairman and our President and CEO. Before 2006, our primary long-term incentive compensation had been awarded in the form of stock options. Stock options offer the possibility of large gains if our stock appreciates significantly, but no value and little incentive if our stock price drops. Stock options granted under our stock option plan have exercise prices not less than 100% of the closing market price of our Common Stock on the date of the option grant. In 2006, we shifted toward granting RSUs to our executive officers in addition to stock options. We believe that RSUs offer similar incentives to stock options since they reward increases in the market price of our Common Stock, and in that way tie the interests of executive officers to our shareholders' interests. Unlike stock options, however, these awards can provide retention value even if our stock price does not increase, and also subject executive officers to the same downside risk experienced by shareholders. Further, because of the perceived value of RSUs, we have been able to offer somewhat reduced total grant values than we previously offered solely in the form of stock options. This has reduced the shareholder dilution associated with our equity incentive programs. Finally, we believe that RSUs and restricted stock are being used increasingly by other companies as the primary equity incentives for executives and we need to offer these types of incentives to remain competitive in attracting and retaining executive officers.

Benefits and perquisites

We provide our named executive officers with benefits and perquisites consistent with what other similar companies provide. In 2007, our named executive officers were offered other benefits that were substantially the same as those offered to all our U.S. employees. These benefits included a 401(k) plan and medical, dental and vision insurance. We also provide an enhanced long-term disability benefit to our named executive officers. This benefit is designed to provide additional protection to our named executive officers in the event of catastrophic illness or disability. We provide our Chairman and our President and CEO and his dependents with health insurance at no cost to these executive officers, and we reimburse our Chairman and our President and CEO for health care plan deductibles, co-payments, and other out-of-pocket health care expenses up to a maximum aggregate amount of $100,000 per individual and each dependent per year. We also pay various club membership fees for our Chairman and our President and Chief Executive Officer.

Weighting of components of compensation

The use and weight of each compensation component is based on a subjective determination by the Compensation Committee of the importance of each in meeting our overall objectives. In general, we seek to put a significant amount of each named executive officer's potential total direct compensation "at risk" based on corporate, individual and stock price performance. As a result, compensation paid on an ongoing, current basis in the form of base salary, benefits and perquisites generally represents less than half of each named executive officer's potential total direct compensation at target performance levels. In addition, we believe annual compensation paid to our named executive officers, other than our Chairman and our President and CEO, in the form of cash generally should represent approximately 60% to 65%, and consequently non-cash compensation generally should represent approximately 35% to 40%, of each named executive officer's potential total compensation at target performance levels. Our President and CEO, who currently holds approximately 43% of our outstanding Common Stock, and our Chairman, who currently holds approximately 15% of our outstanding Common Stock, have not received, and in 2007 did not receive, any equity compensation awards.

Compensation process

The Board of Directors or the Compensation Committee makes all executive officer compensation decisions. Each year, the Committee reviews and evaluates the compensation paid to our executive officers and determines the base salary, target bonus and the equity related grants for each executive officer. We believe the compensation we pay should be competitive, reasonable and performance-based.

Our process for determining compensation involves a review of competitive compensation analyses to estimate the 25th percentile, median and 75th percentile positions for base salary, target total cash compensation (base salary plus target bonus), and target total direct compensation (base salary plus target bonus plus equity related grants). The Compensation Committee believes competitive, reasonable and appropriate levels of compensation approximate the competitive median for each of these compensation measures. We believe these levels are consistent with our compensation program objectives and are appropriate because our target total direct compensation is variable, since bonus plus equity-based awards generally represent approximately 60% of target total direct compensation for named executive officers (excluding our Chairman and our President and CEO, who receive no equity-based incentives), and we do not provide a pension plan or other defined benefit retirement plans. We also consider several other factors when determining appropriate compensation levels for each executive officer, including:

- our analyses of competitive compensation practices;
- individual performance and contributions to financial goals such as sales revenue and operating margin;
- individual leadership, expectations, expertise, skills and knowledge;
- labor market conditions; and
- information and advice from an independent compensation consultant engaged by the Committee.

Our approach to evaluating these factors is not formulaic, and the Compensation Committee may place more or less weight on a particular factor when determining an executive officer's compensation. Because our Chairman and our President and CEO each hold substantial amounts of our outstanding Common Stock, however, to date we have not granted equity-based incentives to these executive officers. In addition, we have no equity ownership requirements for executive officers.

Treatment of prior compensation

The Compensation Committee considers, in addition to the factors described above, equity awards previously granted to each individual, each individual's accumulated vested and unvested equity awards, the current value and potential value over time using stock appreciation assumptions for vested and unvested equity awards, the vesting schedule of the individual's outstanding equity awards, comparison of individual equity awards between executive officers and in relation to other compensation elements, shareholder dilution, and total accounting expense as part of its annual evaluation of executive compensation. The amount of past compensation, including annual bonus awards and amounts realized or realizable from prior equity awards, is generally not a significant factor in the Committee's evaluation because bonuses are awarded for annual performance and equity awards are granted as part of the target total direct compensation the Committee establishes each year.

Involvement of CEO and management

In determining the total compensation for each executive officer, the Compensation Committee considers the specific recommendations of our President and CEO and our Vice President of Human Resources, input from the Committee's outside compensation consultant, and the Committee's own assessment of the executive officer's performance, the executive officer's expectations and other factors it deems relevant. Our President and CEO's and our Vice President of Human Resources' recommendations to the Committee typically include discussion of the role and responsibilities of the executive officer within the Company, the performance of the executive officer, the expected future contributions of the executive officer, the executive officer's own expectations, and competitive and market considerations. Although our President and CEO and our Vice President of Human Resources make recommendations regarding the executive officers, neither participates in the discussions concerning his or her own compensation. Our President and CEO does not make recommendations regarding his own compensation, which is solely the responsibility of the Committee.

Compensation consultants

The Compensation Committee retained PricewaterhouseCoopers as its outside compensation consultant for 2007. The Committee chose PricewaterhouseCoopers primarily because of the competence, knowledge, background and reputation of the representative who advises the Committee. PricewaterhouseCoopers provides the Committee with:

- information about market trends in executive officer compensation,
- general information on compensation practices at other companies,
- specific data on the compensation paid to executive officers at peer companies, and
- analysis of performance measures used in incentive programs.

PricewaterhouseCoopers also:

- assists the Committee in its evaluation of executive pay, practices and programs,
- advises the Committee on ad hoc issues related to broad-based compensation plans and international compensation issues.

PricewaterhouseCoopers reports on executive officer compensation matters and presents findings directly to the Compensation Committee. From time to time our Vice President of Human Resources provides information and feedback to PricewaterhouseCoopers on various compensation matters and uses PricewaterhouseCoopers as a compensation consultant. Moreover, PricewaterhouseCoopers provides our Vice President of Human Resources and our President and CEO with copies of the information provided to the Committee.

Competitive survey information

We use multiple compensation survey sources, including general industry surveys, retail/wholesale surveys, and apparel industry surveys. Data represented in these surveys are submitted confidentially by participating companies. Each survey provides a comprehensive list of all companies that participated in the survey, but compensation information is reported statistically without identifying company participants by name. We do not benchmark against specific companies or a specific peer group of companies. We participate in the Towers Perrin (retail/wholesale and general industry) and ICR Limited (apparel industry) specialty surveys. PricewaterhouseCoopers compiles the data from these sources and from surveys purchased from Mercer Human Resource Consulting (general industry) and Watson Wyatt Data Services (general industry). These surveys include participating companies that are both smaller and larger than the Company based on annual revenues and market capitalization. We generally focus on a subset of companies within a comparable range of revenues (typically between 50% and 200% of our annual revenues) or apply revenue-based regression analysis to the survey data for comparability purposes. The result of our analysis is an approximate "market composite" for each element of compensation for each executive officer. Our primary reference point is the median, or 50th percentile, of the composite data.

Other key practices and polices

Tax considerations

The Compensation Committee reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code when determining the compensation of executive officers. Section 162(m) limits the amount that we may deduct for compensation paid to our President and CEO and to each of our four most highly compensated officers to $1,000,000 per person, unless certain exemption requirements are met. We believe that compensation paid under our executive officer incentive plans is generally fully deductible for federal income tax purposes. In some circumstances, however, the Committee may approve compensation that will not meet these requirements as a means to ensure competitive levels of total compensation for our executive officers. In any event, the Committee intends to maintain an approach to executive officer compensation that strongly links pay to performance.

Equity granting practices

Our practice has been to grant equity incentives to executive officers and non-executive employees on an annual basis. In connection with our transition to the use of both stock options and performance-based RSUs as named executive officer equity compensation, for 2006 these equity incentives were granted in the third quarter. Under our current written policy, annual equity incentives are granted at the Compensation Committee's first regularly scheduled meeting of the year, which usually is in January. The grants are made after completion of our annual performance review process. Individual grant amounts and all terms of the award are approved by the Committee at the meeting, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date. The Committee grants these equity incentives at its discretion, but generally cannot reduce or increase a specific award once made.

Grants of equity incentives to non-executive employees residing in the United States generally are delegated to the Special Option Committee of our Board of Directors at the Compensation Committee's first regularly scheduled meeting of the year. The Compensation Committee approves the aggregate grant amounts and terms other than price at the meeting, after which the Special Option Committee determines which particular non-executive employees will receive grants and the specific amounts of any equity incentive that will be granted to the non-executive employee. The Special Option Committee then grants these equity incentives on the last trading day in February, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date.

Grants of equity incentives to non-executive employees residing outside the United States generally are delegated to the Special Option Committee at the Compensation Committee's first regularly scheduled meeting of the year. The Compensation Committee approves the aggregate grant amounts and most terms other than price at the meeting. The Special Option Committee may approve terms necessary or advisable to adhere to local laws, and the Special Option Committee determines which particular non-executive employees will receive grants and the specific amounts of any equity incentive that will be granted to the non-executive employee. The Special Option Committee then generally grants these equity incentives on the last trading day in February, and the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the grant date. If it is not possible to grant the equity incentives on the last trading day in February because of administrative or other reasons, including the time needed to comply with local laws, the Special Option Committee will grant the equity incentives on the last trading day in March. Regardless, the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the particular grant date.

In addition, the Compensation Committee grants equity incentives to newly hired executive officers and for executive officer promotion or retention purposes. The Compensation Committee also delegates authority to the Special Option Committee to grant equity incentives to newly hired non-executive employees and for non-executive employee promotion or retention purposes. Equity incentives for newly hired executive officers and non-executive employees, and for non-executive employee promotion and retention purposes, are granted on the last trading day of the month in which the newly hired executive officer commences employment or in which the promotion or retention grant is made. Equity incentives for executive officer promotion and retention purposes are granted on the date the Compensation Committee authorizes the particular grant. In all of these cases, the exercise price per share for each stock option granted is the per share closing market price of our Common Stock on the particular grant date.

We have no program or practice to time equity incentive grants in connection with the release of material non-public information.

Committee discretion

The Compensation Committee may reduce the amount payable under the Executive Incentive Compensation Plan to a named executive officer by up to 100%, based on factors that it determines warrant such a reduction, but historically has not exercised this discretion to any significant degree. The Committee also has the discretion, at or prior to the time it sets the performance target, to include or exclude any extraordinary items affecting the performance target and to adjust the performance target to take into account changes in accounting. Under the plan, the Committee has no discretion to increase any amount payable to a named executive officer. The Committee may, however, authorize additional cash compensation outside of the plan. For example, the Committee could award additional one-time compensation for retention purposes or for a named executive officer's extraordinary contributions to the Company.

Analysis of 2007 named executive officer compensation

General

Our competitive compensation analyses identified relevant market survey data for all our named executive officers except Mrs. Boyle. The Compensation Committee, with the concurrence of PricewaterhouseCoopers, determined that the available competitive market survey data did not adequately reflect Mrs. Boyle's role, scope of work, responsibilities and influence on our business performance. Mrs. Boyle has significant marketing responsibilities and plays a prominent role in our civic and community relations activities. The Committee determined that establishing Mrs. Boyle's target total direct compensation relative to that of our President and CEO is an appropriate approach in the absence of relevant competitive market survey data. For 2007, the Committee determined that Mrs. Boyle's target total direct compensation should be between 60% and 70% of our President and CEO's target total direct compensation.

The 2007 Target Total Direct Compensation table below summarizes the target total direct compensation levels established by the Compensation Committee. Following the table, we discuss each compensation element summarized in the table.

2007 Target Total Direct Compensation

Name	Annual Salary ($)	Target Bonus (as a % of Annual Salary)	Target Total Cash Compensation(1)($)	Target Total Direct Compensation(2)($)
Timothy P. Boyle President and CEO	780,000	110%	1,638,000	1,638,000
Gertrude Boyle Chairman	765,000	40%	1,071,000	1,071,000
Patrick D. Anderson Vice President and COO	371,300	40%	519,800	823,100
Mark J. Sandquist Vice President of Apparel and Equipment	330,000	40%	462,000	751,250
Bryan L. Timm Vice President and CFO	357,000	40%	499,800	822,750

(1) The sum of annual salary plus target bonus.

(2) The sum of annual salary plus target bonus plus the estimated fair value of the 2007 stock option and RSU awards. We award no stock options or RSUs to either our Chairman or our President and CEO.

Base salary

The Compensation Committee reviews each named executive officer's salary annually and makes adjustments when appropriate to reflect competitive market factors and the individual factors described above under "Compensation process." The key factors in the Committee's evaluation of the named executive officer's 2007 annual salary included anticipated increases in the labor market and individual performance that merited an increased salary. Based on these factors, the Committee approved an aggregate 6% increase to the named executive officers' salaries, effective January 1, 2007. Mr. Boyle's salary increased 5.4%. Mrs. Boyle's salary increased 4% and was set at 98% of our President and CEO's salary. Increases for the other named executive officers ranged from 3% for Mr. Anderson to 11% for Mr. Timm. The 2007 base salaries for all named executive officers other than Mrs. Boyle were within 5% of the competitive market median base salary levels.

Short-term incentive compensation

The executive officers' annual target bonuses were determined as a percentage of annual salary. The portion of the 2007 target bonus available to be paid to a named executive officer under the plan varied among our named executive officers, ranging from 40% of annual salary for named executive officers other than our President and CEO to 110% of annual salary for our President and CEO. Our President and CEO's target bonus amounts constitute a greater percentage of his base salary than the other named executive officers in part because, unlike the other named executive officers (excluding our Chairman), our President and CEO to date has not received equity compensation awards.

The amount of the actual bonus paid under the plan to each named executive officer is based on the extent to which the Company meets or exceeds a performance target set by the Compensation Committee, which consists of a net income goal adjusted for income taxes and discretionary bonus payments. The net income target is set to align with our strategic plan and expectations regarding our performance. Over the past four years, we have achieved performance in excess of the target three times, but have not achieved the maximum, "stretch" performance level. The payout percentage over the past five years has been between approximately 82% and 108% of the participants' target award opportunity, with an average payout percentage over the past five years of 101% of the target award opportunity. The Committee intends to set the threshold and stretch performance target levels so that the relative difficulty of achieving the target level is consistent from year to year.

The net income target constituted 80% of the total annual bonus potentially payable to each named executive officer under the plan in 2007. The remaining 20% of the total bonus was based on the named executive officer's individual performance during the year. The Compensation Committee determines whether the named executive officer (other than our President and CEO) has met or exceeded the individual performance objectives, which were set early in 2007 by our President and CEO and consist of financial, operational, brand and product, and personnel goals. This determination is based in large part on our President and CEO's assessment of the named executive officer's performance against those objectives. The Committee makes its own determination about whether our President and CEO has met or exceeded his individual performance objectives, which were set early in 2007 by the Committee and consist of short-term operational goals, long-term strategic goals, and leadership objectives. To the extent that a named executive officer has met or exceeded the individual performance objectives and Company performance was at least 65% of the net income target under the Executive Incentive Compensation Plan, the Committee may award to the named executive officer the full bonus amount based on achievement of the individual performance objectives (i.e., the amount constituting 20% of the named executive officer's total potential bonus). If the Committee determines that a named executive officer has not met the individual performance objectives, the corresponding bonus amount may be reduced or eliminated. The table below summarizes the various potential 2007 bonus payouts under the plan as approved by the Committee.

2007 Target Bonus Components

Name	Target Bonus (as a % of Annual Salary)	Company Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Actual Bonus)(1)	Individual Performance Component (as a % of Annual Salary)(1)	Target Company Performance Component (as a % of Annual Salary)	Threshold Company Performance Component (as a % of Annual Salary)(2)	Stretch Company Performance Component (as a % of Annual Salary)(3)
Timothy P. Boyle .... President and CEO	110%	80%	20%	22%	88%	24%	176%
Gertrude Boyle .... Chairman	40%	80%	20%	8%	32%	16%	64%
Patrick D. Anderson .... Vice President and COO	40%	80%	20%	8%	32%	16%	64%
Mark J. Sandquist .... Vice President of Apparel and Equipment	40%	80%	20%	8%	32%	16%	64%
Bryan L. Timm .... Vice President and CFO	40%	80%	20%	8%	32%	16%	64%

(1) The Individual Performance Component is paid out to the extent individual performance objectives are met or exceeded and Company performance is at least 65% of the net income target under the Executive Incentive Compensation Plan.

(2) The Threshold Company Performance Component is paid out if 80% of the net income target set by the Compensation Committee is achieved, and constitutes the minimum Company performance component required under the Executive Incentive Compensation Plan.

(3) The Stretch Company Performance Component is paid out if 120% of the net income target set by the Compensation Committee is achieved, and constitutes the maximum Company performance component that may be paid out under the Executive Incentive Compensation Plan.

Assuming the target bonus levels were achieved, Mr. Boyle's total cash compensation (annual salary plus target bonus) for 2007 was 16% above the competitive market median total cash compensation. Mr. Boyle's positioning reflects the fact that he does not receive any equity-based incentives because he owns a substantial amount of our Common Stock. Mrs. Boyle's total cash compensation was set at approximately 65% of our President and CEO's total cash compensation. Total cash compensation for each of our other named executive officers was within 10% of the competitive market median.

For 2007, we achieved 101.71% of the net income target set by the Compensation Committee. The Committee also awarded discretionary bonuses to named executive officers, other than our Chairman and our President and CEO, for 2007 performance. The table below summarizes the actual bonus payouts made under the Executive Incentive Compensation Plan and at the Committee's discretion for 2007 performance.

2007 Actual Bonuses

Name	Individual Performance Component of Plan Bonus($)	Company Performance Component of Plan Bonus(1)($)	Discretionary Bonus($)	Total Bonus($)
Timothy P. Boyle President and CEO	171,600	745,087	—	916,687
Gertrude Boyle Chairman	61,200	265,730	—	326,930
Patrick D. Anderson Vice President and COO	26,734	128,980	21,167	176,881
Mark J. Sandquist Vice President of Apparel and Equipment	26,400	114,629	48,381	189,410
Bryan L. Timm Vice President and CFO	28,560	124,008	69,548	222,116

(1) Based on achievement of 101.71% of Executive Incentive Compensation Plan net income target set by Compensation Committee.

Equity-based incentives

The Compensation Committee granted equity awards to named executive officers, other than our Chairman and our President and CEO, in the form of performance-based RSUs and stock options in 2007. Each form of equity award constituted approximately 50% of the expected value of the overall long-term incentive provided to those named executive officers. The Committee awarded a competitive number of RSUs and option shares that, when added to the particular named executive officer's target total cash compensation, resulted in a target total direct compensation level that the Committee determined was reasonable and appropriate. We do not believe that the estimated fair value of our equity-based incentives reflected in the Summary Compensation Table and the Grants of Plan-Based Awards table is a measure of the compensation actually received or that may be received. Our executive officers are motivated by the potential appreciation in the value of these equity-based incentives if the market price of our Common Stock increases.

All of our equity-based incentives are subject to vesting. Performance-based RSUs granted to named executive officers in 2007 vest on the first anniversary of the last day of a three-year performance period. The number of performance-based RSUs that vest is determined by reference to achievement of specified performance goals during the performance period. 20% of the award, the individual performance component, is subject to forfeiture based on achievement of individual performance ratings. Each named executive officer will forfeit one-third of the individual performance component each time the named executive officer receives less than an "exceeds expectations" rating on any of the named executive officer's three annual evaluations in the performance period. 80% of the award, the Company performance component, is subject to increase or forfeiture based on specified cumulative operating income and average return on invested capital levels in the performance period. If minimum levels of cumulative operating income and average return on invested capital are not met, each named executive officer will forfeit the entire company performance component of the award. Above these minimum levels, each named executive officer may be awarded from 25% to 200% of the target Company performance component, depending on the relative achievement of the target levels of cumulative operating income and average return on invested capital. Generally, the Compensation Committee intends to set the minimum and maximum levels of cumulative operating income and average return on invested capital so that the relative difficulty of achieving these levels is consistent over each three-year performance period.

RSU vesting and stock option vesting are suspended during specified permitted leaves of absence. The delayed vesting of our equity incentives provides a significant incentive for named executive officers to remain with the Company through the vesting period, particularly if our stock price has increased since the incentive was granted and/or is perceived to increase in the future.

Assuming the target bonus levels and equity-based incentives performance targets were achieved, our named executive officers' total direct compensation (annual salary plus bonus plus the expected value of equity incentives) was within 5% of the competitive market median total direct compensation. Mr. Boyle's total direct compensation was substantially below the competitive market median, reflecting the fact that Mr. Boyle does not receive grants of equity-based incentives because he owns a substantial amount of our Common Stock. Because our Chairman does not receive grants of equity-based incentives, Mrs. Boyle's total direct compensation was set at 65% of our President and CEO's total direct compensation.

In making compensation determinations, the Compensation Committee did not specifically consider the ratio of our President and CEO's compensation to that of the executive officers, other than for our Chairman. We note that the average target total direct compensation of our three named executive officers other than our Chairman and our President and CEO was 51% of our President and CEO's target total direct compensation. Specifically, Mr. Timm's target total direct compensation was 52% of our President and CEO's, Mr. Anderson's was 53% of our President and CEO's, and Mr. Sandquist's was 48% of our President and CEO's. We believe these relationships appropriately reflect each named executive officer's level of responsibility.

Excluding our Chairman and our President and CEO, neither of whom received equity-based incentives, the total direct compensation of our named executive officers consisted of the following proportions of components: 44% in base salary, 18% in target short-term incentive compensation, and 38% in equity-based incentives. We believe that our compensation program for named executive officers is aligned with shareholders' interests as a result of the significant variable and long-term structure of target total direct compensation, and the manner in which the variable compensation is determined.

Changes in 2008 compensation arrangements

For 2008, the portion of the target bonus available to be paid under the plan to a named executive officer has increased to 50% from 40% of annual salary for named executive officers other than our President and CEO. Consequently, the ranges of threshold to stretch bonuses as a percentage of annual salary of named executive officers other than our President and CEO have changed as set forth in the table below.

2008 Target Bonus Components

Group	Target Bonus (as a % of Annual Salary)	Company Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Actual Bonus)	Individual Performance Component (as a % of Annual Salary)	Target Company Performance Component (as a % of Annual Salary)	Threshold Company Performance Component (as a % of Annual Salary)	Stretch Company Performance Component (as a % of Annual Salary)
Named executive officers other than our President and CEO	50%	80%	20%	10%	40%	20%	80%

2007 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation(2) ($)	Total ($)
Timothy P. Boyle	2007	772,308	171,600	—	—	745,087	36,190	1,725,185
President and Chief Executive Officer	2006	739,980	162,800	—	—	814,000	28,941	1,745,721
Gertrude Boyle	2007	759,231	61,200	—	—	265,730	24,172	1,110,333
Chairman of the Board	2006	735,000	58,800	—	—	294,000	24,834	1,112,634
Patrick D. Anderson	2007	369,235	47,901	64,279	197,036	128,980	22,820	830,251
Vice President and Chief Operating Officer	2006	360,500	27,398	12,551	360,393	144,200	19,382	924,424
Mark J. Sandquist	2007	336,966	74,781	68,012	133,233	114,629	21,523	749,144
Vice President of Apparel and Equipment	2006	307,218	29,018	14,833	283,498	120,090	20,585	775,242
Bryan L. Timm	2007	363,952	98,108	72,050	162,832	124,008	19,126	840,076
Vice President and Chief Financial Officer	2006	334,125	25,740	14,833	396,020	128,700	17,862	917,280

(1) The amounts set forth in the "Stock Awards" and "Option Awards" columns are the dollar amounts recognized for equity awards for financial statement reporting purposes in accordance with the requirements of Statement of Financial Accounting Standard No. 123R, *Share-Based Payment* ("SFAS 123R"), except no assumptions for forfeitures related to vesting conditions were included. This includes amounts related to awards granted in and prior to the fiscal year covered. These amounts may not correspond to the actual value eventually realized by each named executive officer, which depends on the extent to which performance conditions are ultimately met and the market value of our Common Stock in future periods. Assumptions used in the calculation of these amounts are described in Notes 2 and 13 of the Company's consolidated financial statements for the year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008.

(2) The amounts set forth in the "All Other Compensation" column consist of the following:

Name	Year	Matching Contributions under the Company's 401(k) Profit Sharing Plan	Profit Sharing Contributions under the Company's 401(k) Profit Sharing Plan	Executive Officer Excess Disability Insurance Premium Payments	Payments for Health Care Benefits Not Provided to Other Employees	Miscellaneous Club Membership Fees
Timothy P. Boyle	2007	$10,250	*	*	*	*
	2006	$10,000	*	*	*	*
Gertrude Boyle	2007	$10,250	*	—	*	*
	2006	$10,000	*	—	*	*
Patrick D. Anderson ...	2007	$10,250	*	*	—	—
	2006	*	*	*	—	—
Mark J. Sandquist	2007	*	*	*	—	—
	2006	*	*	*	—	—
Bryan L. Timm	2007	*	*	*	—	—
	2006	*	*	*	—	—

* Value less than $10,000

2007 Grants of Plan-Based Awards Table

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Target (#)	Maximum (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Timothy P. Boyle	1/18/2007	187,200	686,400	1,372,800	—	—	—	—	—	—
Gertrude Boyle	1/18/2007	122,400	244,800	489,600	—	—	—	—	—	—
Patrick D. Anderson ..	1/18/2007	59,410	118,821	237,642	—	—	—	—	—	—
	1/18/2007	—	—	—	540	2,700	4,860	—	—	151,146
	1/18/2007	—	—	—	—	—	—	9,000	58.26	161,270
Mark J. Sandquist	1/18/2007	52,800	105,600	211,200	—	—	—	—	—	—
	1/18/2007	—	—	—	520	2,600	4,680	—	—	145,548
	1/18/2007	—	—	—	—	—	—	8,500	58.26	152,311
Bryan L. Timm	1/18/2007	57,120	114,240	228,480	—	—	—	—	—	—
	1/18/2007	—	—	—	580	2,900	5,220	—	—	162,342
	1/18/2007	—	—	—	—	—	—	9,500	58.26	170,230

Narrative Disclosure to 2007 Summary Compensation Table and 2007 Grants of Plan-Based Awards Table

Salary. Salaries paid to our named executive officers are set forth in the 2007 Summary Compensation Table. The amounts set forth in the "Salary" column of the 2007 Summary Compensation Table include payments for cash-out of personal time off. As a result, the salary paid to a named executive officer during the year (as reported on a cash basis in the table above) may vary from the executive officer's annualized salary. For fiscal 2007, salaries paid to our named executive officers (including the cash-out for personal time off) accounted for the following percentages of each named executive officer's total compensation, as reported in the "total" column of the 2007 Summary Compensation Table: Mr. Boyle (45%), Mrs. Boyle (68%), Mr. Anderson (44%), Mr. Sandquist (45%), and Mr. Timm (43%).

Bonus. Discretionary bonuses paid to our named executive officers are set forth in the 2007 Summary Compensation Table. In addition to these discretionary bonuses, the named executive officers received cash awards under our Executive Incentive Compensation Plan, as further described under the caption ("Non-Equity Incentive Plan Compensation" below. The discretionary bonuses are described in further detail under the caption "Compensation Discussion and Analysis – Short-term incentive compensation" above.

Stock Awards. Pursuant to our 1997 Stock Incentive Plan, we awarded RSUs to our named executive officers. The amounts set forth in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column of the 2007 Grants of Plan-Based Awards Table represent the threshold, target, and maximum number of RSUs that may be earned by each of the named executive officers during the January 18, 2007 through December 31, 2009 performance period, depending on the extent to which individual and Company performance goals are met or exceeded. RSUs earned during the performance period will vest on December 31, 2010.

The amounts included in the "Stock Awards" column of the 2007 Summary Compensation table include the total dollar amount recognized during fiscal 2007 for financial statement reporting purposes with respect to these 2007 grants in accordance with FAS 123R, as well as the total dollar amount recognized during fiscal 2007 for financial statement reporting purposes with respect to prior years' grants of RSUs. The terms of the RSU grants and a discussion of the performance targets under which these awards may be earned are set forth under the caption "Compensation Discussion and Analysis—Equity-based incentives" above.

Option Awards. Pursuant to our 1997 Stock Incentive Plan, we awarded stock options to our named executive officers. The options granted to our named executive officers are set forth in the "All Other Option Awards" column of the 2007 Grants of Plan-Based Awards Table.

The amounts included in the "Option Awards" column of the 2007 Summary Compensation table include the total dollar amount recognized during fiscal 2007 for financial statement reporting purposes with respect to these 2007 grants in accordance with FAS 123R, as well as the total dollar amount recognized during fiscal 2007 for financial statement reporting purposes with respect to prior years' grants of stock options. The terms of the stock option grants are set forth under the caption "Compensation Discussion and Analysis – Equity-based incentives" above.

Non-Equity Incentive Plan Compensation. The amounts set forth in the "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" column of the 2007 Grants of Plan-Based Awards Table represent the threshold, target, and maximum payout amounts for 2007 awards under the Company's Executive Incentive Compensation Plan. Payouts under these awards were determined by the Compensation Committee at its January 24, 2008 meeting and paid shortly thereafter. Actual amounts received by each named executive officer are set forth in the "Non-Equity Incentive Plan Compensation" column of the 2007 Summary Compensation Table. A discussion of the performance targets under which these amounts were earned is set forth under the caption "Compensation Discussion and Analysis – Equity incentive compensation" above. For fiscal 2007, the combined discretionary bonus and incentive bonus paid under the Executive Incentive Compensation Plan to our named executive officers accounted for the following percentages of each named executive officer's total compensation reported in the "Total" column of the 2007 Summary Compensation Table: Mr. Boyle (10%), Mrs. Boyle (6%), Mr. Anderson (6%), Mr. Sandquist (10%), and Mr. Timm (12%).

All Other Compensation. All other compensation of our named executive officers is set forth in the 2007 Summary Compensation Table for Fiscal 2007 and described in greater detail in footnote 2 of the Table. These benefits are discussed under the caption "Compensation Discussion and Analysis – Benefits and perquisites" above.

Additional Information. We have provided additional information regarding the compensation we pay to our named executive officers under the caption "Compensation Discussion and Analysis" above.

2007 Outstanding Equity Awards at Fiscal Year-End Table

		OPTION AWARDS				STOCK AWARDS	
Name	**Grant Date**	**Number of Securities *Underlying* Unexercised Options (#) Exercisable(1)**	**Number of Securities *Underlying* Unexercised Options (#) Unexercisable(1)**	***Option* Exercise Price ($)**	**Option Expiration Date**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Patrick D. Anderson	04/21/00	1,051	—	15.709	04/20/10	—	—
	04/19/02	30,000	—	38.290	04/18/12	—	—
	03/11/03	30,000	—	33.690	03/10/13	—	—
	05/13/04	17,500	2,500	53.120	05/12/14	—	—
	09/06/05	5,000	—	45.880	09/05/15	—	—
	07/20/06	1,488	2,712	43.830	07/19/16	—	—
	07/20/06	—	—	—	—	440	19,400
	01/18/07	—	9,000	58.260	01/17/17	—	—
	01/18/07	—	—	—	—	540	23,809
		85,039	14,212			980	43,209
Mark J. Sandquist	03/19/01	1,750	—	31.354	03/18/11	—	—
	04/19/02	15,000	—	38.290	04/18/12	—	—
	03/11/03	10,000	—	33.690	03/10/13	—	—
	05/13/04	10,500	1,500	53.120	05/12/14	—	—
	09/06/05	15,000	—	45.880	09/05/15	—	—
	07/20/06	1,842	3,358	43.830	07/19/16	—	—
	07/20/06	—	—	—	—	520	22,927
	01/18/07	—	8,500	58.260	01/17/17	—	—
	01/18/07	—	—	—	—	520	22,927
		54,092	13,358			1,040	45,854
Bryan L. Timm	04/19/02	15,000	—	38.290	04/18/12	—	—
	08/23/02	15,000	—	38.990	08/22/12	—	—
	03/11/03	18,000	—	33.690	03/10/13	—	—
	05/13/04	13,125	1,875	53.120	05/12/14	—	—
	09/06/05	15,000	—	45.880	09/05/15	—	—
	07/20/06	1,842	3,358	43.830	07/19/16	—	—
	07/20/06	—	—	—	—	520	22,927
	01/18/07	—	9,500	58.260	01/17/17	—	—
	01/18/07	—	—			580	25,572
		77,967	14,733			1,100	48,499

(1) Option Grant Date — Vesting Schedule

Option Grant Date	Vesting Schedule
April 21, 2000	Vested ratably over a period of 60 months beginning on May 1, 2000
March 19, 2001	25% vested April 1, 2002, and the remaining 75% vested ratably over the following 36 months

April 19, 2002	25% vested May 1, 2003, and the remaining 75% vested ratably over the following 36 months
August 23, 2002	25% vested September 1, 2003, and the remaining 75% vested ratably over the following 36 months
March 11, 2003	25% vested on April 1, 2004, and the remaining 75% vest ratably over the following 36 months
May 13, 2004	25% vested on June 1, 2005, and the remaining 75% vest ratably over the following 36 months
September 6, 2005	100% vested on September 6, 2006
July 20, 2006	25% vested on July 20, 2007, and the remaining 75% vest ratably over the following 36 months
January 18, 2007	25% vested on January 18, 2008, and the remaining 75% vest ratably over the following 36 months

Narrative Disclosure to 2007 Outstanding Equity Awards at Fiscal Year-End Table

The amounts set forth in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column represent the threshold number of RSUs that may be earned by each of the named executive officers during the July 20, 2006 through December 31, 2008 performance period (for 2006 grants), and the January 18, 2007 through December 31, 2009 performance period (for 2007 grants), depending on the extent to which individual and company performance goals are met or exceeded.

The amounts set forth in the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" column were calculated using a value of $44.09 per share, the closing market price of our Common Stock on December 31, 2007, the last business day of the year, multiplied by the threshold number of RSUs granted in 2007 that may be earned during the applicable performance period. This value may not correspond to the actual value that will be realized by the named executive officers, which depends on the extent to which performance conditions are ultimately met and the value of our Common Stock in future periods.

RSUs earned during the 2006 grant performance period will vest on December 31, 2009, and RSUs earned during the 2007 grant performance period will vest on December 31, 2010.

2007 Option Exercises and Stock Vested Table

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Patrick D. Anderson	26,250	851,562
Mark J. Sandquist	4,226	140,563
Bryan L. Timm	7,894	286,630

DIRECTOR COMPENSATION

Our director compensation program is intended to enable us to:

- Attract and retain qualified non-employee directors by providing total compensation that is competitive with other companies; and
- Align directors' interests with shareholders' interests by including equity as a significant portion of each non-employee director's compensation package.

In setting director compensation, we consider compensation offered to directors by other companies, the amount of time that our directors spend providing services to us, and the experience, skill and expertise that our directors have. Directors who are employees of the Company receive no separate compensation for their service as directors.

Each director who is not an employee of the Company receives:

- a $60,000 annual board service fee;
- a $10,000 annual committee service fee for each committee on which the director serves as a member;
- a $15,000 annual committee chair fee for each committee (except the Audit Committee) that the director serves on as chair;
- a $20,000 annual Audit Committee chair fee if the director chairs the Audit Committee;
- a $3,500 Company merchandise allowance;
- reasonable out-of-pocket expenses incurred in attending meetings; and
- an annual equity award as follows:
  - a stock option grant valued at $50,000 (using the Black-Scholes valuation method) to purchase shares of our Common Stock at an exercise price equal to the closing market price of our Common Stock on the date of grant, and
  - a grant of restricted stock units valued at $50,000 based on the closing market price of our Common Stock on the date of grant, discounted by the present value of the future stream of dividends over the vesting period using the Black-Scholes valuation method.

One-third of the stock options become exercisable and one-third of the shares of restricted stock units vest annually on each anniversary of the grant date. Directors may elect to receive equity compensation in lieu of the $60,000 cash retainer, allocated between stock options and restricted stock unit awards and vesting fully on the first anniversary of the grant date. In 2007, three of our seven non-employee directors elected to receive 467 restricted stock units and an option to acquire 1,476 shares of Common Stock in lieu of the $60,000 annual fee for the twelve month period beginning May 17, 2007.

2007 Director Compensation Table

The following table summarizes the compensation earned by each non-employee director in 2007.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	Option Awards(1) ($)	All Other Compensation(2) ($)	Total ($)
Sarah A. Bany	—	57,109	119,920	3,500	180,529
Murrey R. Albers	85,000	27,066	76,692	3,475	192,233
Stephen E. Babson	55,000	45,766	108,574	3,500	212,840
Andy D. Bryant	80,000	27,066	61,530	3,500	172,096
Edward S. George	90,000	27,066	76,692	2,205	195,963
Walter T. Klenz	50,000	38,409	101,221	3,500	193,130
John W. Stanton	50,000	45,766	95,391	546	191,703

(1) The amounts set forth in the "Stock Awards" and "Option Awards" columns in the table above are the dollar amounts recognized for equity awards for financial statement reporting purposes in accordance with SFAS 123R, except no assumptions for forfeitures related to vesting conditions were included. This includes amounts related to awards granted in and prior to 2007, and amounts related to awards received in lieu of fees. The following table sets forth the aggregate number of stock awards and the aggregate number of option awards outstanding at December 31, 2007, for each of our directors, as well as Grant Date Fair Value of 2007 Stock and Option Awards.

Name	Stock Awards Outstanding	Option Awards Outstanding	Grant Date Fair Value of 2007 Stock Awards ($)	Grant Date Fair Value of 2007 Option Awards ($)
Timothy P. Boyle	—	—	—	—
Gertrude Boyle	—	—	—	—
Sarah A. Bany	1,929	49,923	80,049	80,044
Murrey R. Albers	1,462	38,491	50,030	50,027
Stephen E. Babson	1,929	29,143	80,049	80,044
Andy D. Bryant	1,462	9,034	50,030	50,027
Edward S. George	1,462	37,648	50,030	50,027
Walter T. Klenz	1,462	43,197	50,030	50,027
John W. Stanton	1,929	21,010	80,049	80,044

The amounts set forth in the "Grant Date Fair Value of Stock Awards" and "Grant Date Fair Value of Option Awards" columns are the dollar amounts that may be recognized for each 2007 award for financial statement reporting purposes over the award's vesting schedule in accordance with SFAS 123R. These amounts may not correspond to the actual value eventually realized by the director, which depends in part on the market value of our Common Stock in future periods. Assumptions used in the calculation of these amounts are described in Notes 2 and 13 of the Company's consolidated financial statements for the year ended December 31, 2007, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2008.

(2) The amounts set forth in the "All Other Compensation" column consist of the clothing allowance accepted by the respective director.

Annual cash fees paid to the directors are approved by the Compensation Committee and paid quarterly beginning on the date the director is elected by shareholders at our annual meeting of shareholders. The 2007 Director Compensation Table does not include reimbursement for reasonable out-of-pocket expenses incurred in connection with meeting attendance. Messrs. Babson, Klenz and Stanton each received equity in lieu of $30,000 of the annual fees due to each of them for fiscal 2007 service, and Ms. Bany received equity in lieu of $60,000 of the annual fees due to her for fiscal 2007 service. Equity grants in lieu of fees are included in the "Stock Awards" and "Option Awards" columns as described in footnote 1 to the 2007 Director Compensation Table.

PROPOSAL 1: ELECTION OF DIRECTORS

A Board of nine directors will be elected at the Annual Meeting. The directors are elected at each annual meeting to serve until the next annual meeting or until their successors are elected and qualified. Proxies received from shareholders, unless directed otherwise, will be voted FOR election of the following nominees: Mrs. Gertrude Boyle, Ms. Sarah A. Bany, and Messrs. Timothy P. Boyle, Murrey R. Albers, Stephen E. Babson, Andy D. Bryant, Edward S. George, Walter T. Klenz and John W. Stanton. Each nominee is now a director of the Company. If any of the nominees for director becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to a proxy for a substitute or substitutes. The following table describes the name, age and occupation of each of the nominees.

Name, Principal Occupation, and Other Directorships

Gertrude Boyle (age 84) has served as Chairman of the Board of Directors since 1970. Mrs. Boyle also served as the Company's President from 1970 to 1988. Mrs. Boyle is Timothy P. Boyle and Sarah A. Bany's mother.

Timothy P. Boyle (age 58) has served on the Board of Directors since 1978. Mr. Boyle joined the Company in 1971 as General Manager and has served as President and Chief Executive Officer since 1988. Mr. Boyle is also a member of the board of directors of Northwest Natural Gas Company and Widmer Brothers Brewing Company. Mr. Boyle is Gertrude Boyle's son and Sarah A. Bany's brother.

Sarah A. Bany (age 49) has served on the Board of Directors since 1988. Since 2001, Ms. Bany has been a co-owner of Moonstruck Chocolate Company. From 1979 to August 1998, Ms. Bany held various positions at Columbia Sportswear Company, most recently as Director of Retail Stores. Ms. Bany is Gertrude Boyle's daughter and Timothy P. Boyle's sister.

Murrey R. Albers (age 67) became a director of the Company in July 1993. Mr. Albers is President and Chief Executive Officer of United States Bakery, a bakery with operations in Oregon, Washington, Idaho, Montana and California. Mr. Albers, who has been in his current position since June 1985, joined United States Bakery as general manager of Franz Bakery in 1975. Mr. Albers chairs the Compensation Committee.

Stephen E. Babson (age 57) became a director of the Company in July 2002. Mr. Babson has been a Principal of Endeavour Capital, a Northwest private equity firm, since April 2002. Before that, Mr. Babson was an attorney at Stoel Rives LLP. Mr. Babson joined Stoel Rives in 1978, was a partner from 1984 to February 2002, and served as its chairman from July 1999 to February 2002. Mr. Babson chairs the Nominating and Corporate Governance Committee.

Andy D. Bryant (age 57) became a director of the Company in 2005. Mr. Bryant is Executive Vice President and Chief Administrative Officer of Intel Corporation. Mr. Bryant joined Intel in 1981 as Controller for the Commercial Memory Systems Operation, became the Chief Financial Officer in February 1994, and was promoted to Senior Vice President in January 1999. Mr. Bryant expanded his role to Chief Financial and Enterprise Services Officer in December 1999, and was promoted to Chief Administrative Officer in October 2007. Mr. Bryant is a member of the board of directors of Kryptiq Corporation and McKesson Corporation.

Edward S. George (age 71) became a director of the Company in 1989. For 30 years, until his retirement, Mr. George worked in the banking industry. From 1980 to 1990, he was President and Chief Executive Officer of Torrey Pines Bank and from 1991 to 1998 he served as a financial consultant. Mr. George also served as a director of First National Bank of San Diego until its sale in September 2002. Mr. George chairs the Audit Committee.

Walter T. Klenz (age 62) became a director of the Company in 2000. He served as Managing Director of Beringer Blass Wine Estates from 2001 until his retirement in 2005. Mr. Klenz became President and Chief Executive Officer of Beringer Wine Estates in 1990, and Chairman of its board of directors in August 1997, and he served in those positions until the 2000 acquisition of Beringer Wine Estates by Foster's Brewing Group Limited. Mr. Klenz joined Beringer Wine Estates in 1976 as director of marketing for the Beringer brand. He is a member of the board of directors of Vintage Wine Trust.

John W. Stanton (age 52) became a director of the Company in 1997. Mr. Stanton is currently engaged in private investment activities, including Trilogy Equity Partners, which invests in small wireless-related companies, and Trilogy International Partners, which operates wireless systems in south and central America. Mr. Stanton served as Chief Executive Officer of Western Wireless Corporation and its predecessor companies from 1992 until shortly after its acquisition by ALLTEL Corporation in 2005. From 1994 to 2002, Mr. Stanton also served as Chief Executive Officer and Chairman of VoiceStream Wireless Corporation. Mr. Stanton is a member of the board of directors of Hutchison Telecommunications International Limited.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR election of the nominees named in this Proxy Statement. If a quorum of shareholders is present at the annual meeting, the nine nominees for election as directors who receive the greatest number of votes cast at the meeting will be elected directors. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. If any of the nominees for director at the annual meeting becomes unavailable for election for any reason, the proxy holders will have discretionary authority to vote pursuant to the proxy for a substitute or substitutes.

PROPOSAL 2: RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Board of Directors has selected Deloitte & Touche LLP as our independent auditors for the 2008 fiscal year, subject to ratification of the selection by our shareholders at our annual meeting. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting and will be available to respond to appropriate questions. They do not plan to make a statement but will have an opportunity to make a statement if they wish.

RECOMMENDATION BY THE BOARD OF DIRECTORS

The Board of Directors recommends that shareholders vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year. This proposal will be approved if a quorum is present at the meeting and the votes cast in favor of this proposal exceed the votes cast opposing this proposal. Abstentions and broker non-votes are counted for purposes of determining whether a quorum exists at the annual meeting, but will have no effect on the results of the vote. The proxies will be voted for or against this proposal or as an abstention in accordance with the instructions specified on the proxy form. If no instructions are given, proxies will be voted for approval of the adoption of this proposal.

ADDITIONAL INFORMATION

Form 10-K. We will provide without charge upon the written request of any beneficial owner of shares of our Common Stock entitled to vote at the annual meeting, a copy of our Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2007. Written requests should be mailed to Peter J. Bragdon, Vice President, General Counsel and Secretary, Columbia Sportswear Company, 14375 NW Science Park Drive, Portland, Oregon 97229.

Other Materials. All materials filed by us with the Securities and Exchange Commission may be obtained at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or through the Securities and Exchange Commission's website at www.sec.gov.

Shareholder Proposals to be Included in the Company's Proxy Statement. To be considered for inclusion in proxy materials for our 2009 annual meeting of shareholders, a shareholder proposal must be received by the Company by December 5, 2008.

Shareholder Proposals Not in the Company's Proxy Statement. Shareholders may present proposals for action at this annual meeting or at another annual meeting of shareholders in accordance with the Company's bylaws, a copy of which is available upon written request to Columbia Sportswear Company, Attention: Peter J. Bragdon, Vice President, General Counsel and Secretary, 14375 NW Science Park Drive, Portland, Oregon 97229. A shareholder must deliver timely notice of the proposed business to the Secretary. For purposes of our 2009 annual meeting of shareholders, to be timely, the notice must be received by the Company no earlier than December 5, 2008, and no later than January 4, 2009.

Discretionary Authority. The proxies to be solicited by us through our Board of Directors for our 2009 annual meeting of shareholders will confer discretionary authority on the proxy holders to vote on any stockholder proposal presented at the annual meeting if we fail to receive notice of the stockholder's proposal for the meeting by January 21, 2009.

Shareholder Nominations for Director. Shareholders may nominate directly candidates for election to the Board of Directors at an annual meeting in accordance with the Company's bylaws by delivering timely notice in writing to the Secretary, as described above. The notice must include (a) the name and address of the shareholder who intends to make the nomination, (b) the name, age, business address and residence address of each nominee, (c) the principal occupation or employment of each nominee, (d) the class and number of shares of the Company that are beneficially owned by each nominee and by the nominating shareholder, (e) any other information concerning the nominee that must be disclosed in proxy solicitations pursuant to Regulation 14A of the Securities Exchange Act of 1934, and (f) the signed consent of each nominee to serve as a director of the Company if elected.

If the number of directors to be elected is increased and there is no public announcement naming all nominees or specifying the size of the increased Board of Directors at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice shall also be considered timely (but only with respect to nominees for new positions created by any increase) if delivered to the Secretary no later than the close of business on the tenth day following the day on which the public announcement is first made.

Shareholders may also nominate candidates for election to the Board of Directors at any special meeting of shareholders held for the purpose of electing directors in accordance with the bylaws by delivering timely notice to the Secretary setting forth the information described above for annual meeting nominations. To be timely, the notice must be delivered to the Secretary not earlier than the close of business on the 90th day prior to the special meeting and not later than the close of business on the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at the meeting. The officer presiding at the meeting may, if in the officer's opinion the facts warrant, determine that a nomination was not made in accordance with the procedures prescribed by the bylaws. If the officer does so, the officer shall so declare to the meeting and the defective nomination shall be disregarded.

By Order of the Board of Directors

Timothy P. Boyle
President and Chief Executive Officer

Portland, Oregon
April 4, 2008

2008 ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 21, 2008
3:00 p.m. Pacific Time

Columbia Sportswear Company
14375 NW Science Park Drive
Portland, Oregon 97229
(503) 985-4000

DIRECTIONS

From I-5 North of Portland:

- Take I-5 South to I-405 South
- Follow I-405 South to Hwy. 26 West

From I-5 South of Portland:

- Take I-5 North to Hwy. 217 North
- Follow Hwy. 217 North to Hwy 26 West

From Highway 26 West, take Exit #67/Murray Blvd. Turn right on Murray Blvd., left on NW Science Park Drive, and right into our parking lot at 14375 NW Science Park Drive.

PROXY

COLUMBIA SPORTSWEAR COMPANY

SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL MEETING OF SHAREHOLDERS MAY 21, 2008

The undersigned hereby appoints Gertrude Boyle, Timothy P. Boyle, Bryan L. Timm, and Peter J. Bragdon, and each of them, with power to act without the other and with full power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as designated on the reverse side, all the shares of Columbia Sportswear Company Common Stock that the signatory on the reverse side is entitled to vote, and, in their discretion, to vote upon any other business that may properly come before the Annual Meeting of Shareholders of Columbia Sportswear Company to be held May 21, 2008, or at any adjournments or postponements of the Annual Meeting, with all powers which the signatory on the reverse side would possess if personally present.

(Continued, and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

for Address Change or Comments
SEE REVERSE SIDE

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF THE NOMINEES FOR DIRECTOR AND FOR PROPOSAL 2.

1. Election of Directors

Nominees:
01 Gertrude Boyle
02 Timothy P. Boyle
03 Sarah A. Bany
04 Murrey R. Albers
05 Stephen E. Babson
06 Andy D. Bryant
07 Edward S. George
08 Walter T. Klenz
09 John W. Stanton

For All ☐ Withhold All ☐ For All Except ☐

To withhold authority to vote for any nominee(s), mark "For All Except" and write the nominees' name(s) or number(s) on the line below.

____

2. Proposal to ratify the selection of Deloitte & Touche LLP as the Company's independent auditors for 2008.

FOR ☐ AGAINST ☐ ABSTAIN ☐

The shares represented by this proxy will be voted in accordance with instructions, if given. If no instructions are given, this proxy will be voted FOR the election of the nominees for director and FOR proposal 2. The proxies may vote in their discretion as to other matters that may come before the meeting.

SIGNATURE(S) ______________________________ Date: __________, 200

NOTE: Please sign as name or names appear hereon. Joint owners should each sign. Corporate proxies should be signed in full corporate name by an authorized officer and attested. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

PROXY MATERIALS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON

MAY 21, 2008

The Company's Notice of 2008 Annual Meeting of Shareholders, 2008 Proxy Statement, 2007 Annual Report to Shareholders and Proxy Card are available at: www.columbia.com/proxy2008

INSPIRED BY MOTHER'S NATURE.



Chairman
Gert Boyle

Columbia
Sportswear Company®

14375 NW Science Park Drive
Portland, OR 97229

columbia.com

Phone 503.985.4000
Facsimile 503.985.5800
Toll Free 1.800.547.8066

Printed on recycled paper

Printed in USA, 12/02
CO-116

END